  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 13, 1998

                                                     REGISTRATION NO. 333-53169

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                             OVERNITE CORPORATION
            (Exact name of Registrant as specified in its charter)

        VIRGINIA                     6719                  APPLIED FOR
    (State or other      (Primary Standard Industrial    (I.R.S. Employer
    jurisdiction of          Classification Code)     Identification Number)
    incorporation or
     organization)
                              1000 SEMMES AVENUE
                                 P.O. BOX 1216
                           RICHMOND, VIRGINIA 23218
                                (804) 231-8000
  (Address, including zip code and telephone number, including area code, of
                   Registrant's principal executive offices)

                                ---------------
                             MR. PATRICK D. HANLEY
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                              1000 SEMMES AVENUE
                                 P.O. BOX 1216
                           RICHMOND, VIRGINIA 23218
                                (804) 231-8000
 (Name, address, including zip code and telephone number, including area code, of agent for service)

                                ---------------

                                  Copies to:

         DAVID M. CARTER, ESQ.                WILLIAM P. ROGERS, JR., ESQ.
           HUNTON & WILLIAMS                    CRAVATH, SWAINE & MOORE
     RIVERFRONT PLAZA, EAST TOWER                  825 EIGHTH AVENUE
         951 EAST BYRD STREET                   NEW YORK, NEW YORK 10019
       RICHMOND, VIRGINIA 23219                      (212) 474-1270
            (804) 788-8200

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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

                               EXPLANATORY NOTE

  This registration statement contains two forms of prospectus: one to be used in connection with a United States and Canadian offering of the registrant's Common Stock (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering of the Common Stock (the "International Prospectus" and, together with the U.S. Prospectus, the "Prospectuses"). The International Prospectus will be identical to the U.S. Prospectus except that it will have a different front cover page. The U.S. Prospectus included herein is followed by the front cover page to be used in the International Prospectus. The front cover page for the International Prospectus included herein has been labeled "Alternate Cover Page for International Prospectus."

  If required pursuant to Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933, as amended, ten copies of each of the Prospectuses in the forms in which they are used will be filed with the Securities and Exchange Commission.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS (Subject to Completion)

Issued July 13, 1998
                             33,600,000 Shares
                        [LOGO OF OVERNITE CORPORATION](R)
                                  COMMON STOCK
                                  -----------

OF THE 33,600,000 SHARES OF COMMON  STOCK OFFERED HEREBY, 26,880,000 SHARES ARE
BEING  OFFERED  INITIALLY  IN  THE  UNITED   STATES  AND  CANADA  BY  THE  U.S.
 UNDERWRITERS AND  6,720,000 SHARES  ARE BEING  OFFERED INITIALLY  OUTSIDE  THE
 UNITED   STATES  AND   CANADA   BY   THE   INTERNATIONAL  UNDERWRITERS.   SEE
 "UNDERWRITERS." ALL  OF THE SHARES OF  COMMON STOCK OFFERED HEREBY  ARE BEING
  SOLD BY THE COMPANY. THE NET PROCEEDS FROM THE OFFERING WILL BE USED BY THE COMPANY (I) TOGETHER WITH BORROWINGS UNDER A BANK CREDIT FACILITY, TO PURCHASE INDIRECTLY FROM UNION PACIFIC CORPORATION ("UPC") ALL OF THE
   OUTSTANDING SHARES OF COMMON STOCK OF OVERNITE TRANSPORTATION  COMPANY AND
   (II) TO THE EXTENT  THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS EXERCISED,
   TO REPAY A PORTION OF  THE INDEBTEDNESS UNDER SUCH FACILITY. PRIOR TO THE
    OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE PER SHARE WILL BE BETWEEN $12 AND $14. SEE "UNDERWRITERS" FOR
     A DISCUSSION  OF  THE FACTORS  TO  BE  CONSIDERED IN  DETERMINING  THE
                      INITIAL PUBLIC OFFERING PRICE.
                                  -----------

 THE COMMON STOCK HAS BEEN APPROVED FOR QUOTATION ON THE NASDAQ NATIONAL MARKET
                      SYSTEM UNDER THE SYMBOL "OVNT."
                                  -----------

     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR INFORMATION THAT SHOULD BE
                   CONSIDERED BY PROSPECTIVE INVESTORS.
                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED   UPON   THE   ACCURACY    OR   ADEQUACY   OF   THIS   PROSPECTUS.
    ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                  -----------
                               PRICE $   A SHARE
                                  -----------

                                                       UNDERWRITING
                                             PRICE TO DISCOUNTS AND  PROCEEDS TO
                                              PUBLIC  COMMISSIONS(1) COMPANY(2)
                                             -------- -------------- -----------
Per Share...................................    $           $            $
Total (3)...................................  $           $             $

-----
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(2) Before deducting certain expenses payable by the Company estimated at $1,570,000. Certain other expenses of the Offering will be paid by UPC.

(3) The Company has granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 3,360,000 additional shares of Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to the
    Company will be $  , $   and $  , respectively. See "Underwriters."
                                  -----------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Cravath, Swaine & Moore, counsel for the Underwriters. It is expected that delivery of the Shares will be made on or about August , 1998 at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                                  -----------

MORGAN STANLEY DEAN WITTER
                   CREDIT SUISSE FIRST BOSTON
                                    DONALDSON, LUFKIN & JENRETTE
                                       Securities Corporation
                                                           MERRILL LYNCH & CO.
      , 1998

        [Map of Company's system including locations of service centers]

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                               ----------------

  UNTIL     , 1998 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                               ----------------

  For investors outside the United States: No action has been or will be taken in any jurisdiction by the Company or by any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus.
                               ----------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   4
Risk Factors.............................................................  12
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Selected Historical and Pro Forma Consolidated Financial Data............  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  29
Management...............................................................  41
The Acquisition..........................................................  50
Agreements with Union Pacific Corporation................................  50
Description of Capital Stock.............................................  53
Shares Eligible for Future Sale..........................................  55
Bank Credit Facility.....................................................  55
Underwriters.............................................................  57
Certain Federal Tax Consequences.........................................  60
Legal Matters............................................................  62
Experts..................................................................  62
Additional Information...................................................  62
Index to Consolidated Financial Statements............................... F-1

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SHORT-COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," and the historical and pro forma financial statements appearing elsewhere in this Prospectus. For purposes of this Prospectus, unless the context otherwise requires, all references herein to the "Company" (i) when used in relation to any period prior to the completion of the Offering, mean Overnite Transportation Company ("OTC"), its direct parent company, Overnite Holding, Inc. ("OHI"), and its subsidiaries, and (ii) when used in relation to any period after the completion of the Offering, mean Overnite Corporation and its subsidiaries, including OHI and OTC. Unless the context otherwise requires, the information in this Prospectus assumes that the Underwriters do not exercise their over-allotment option. See "Underwriters."

                                  THE COMPANY

  The Company is a leading provider of less-than-truckload ("LTL") transportation, offering a full spectrum of regional, inter-regional and long-haul services nationwide. Management believes that the Company's operating flexibility and favorable cost structure enhance its ability to effectively compete in the LTL industry by providing its customers with high-quality service on a cost-efficient basis. Over 90% of the Company's revenues are derived from its LTL business, with the remainder derived from truckload services and value-added services which complement the core LTL business. The Company's workforce of approximately 12,500 employees is predominantly non-union. The Company achieved a significant turnaround from 1996 to 1997, with net income (before goodwill amortization) of $23.8 million in 1997 compared to a net loss (before goodwill amortization) of $23.4 million in 1996, and an operating ratio (the ratio of operating expenses before goodwill amortization to total revenues) of 96.8% in 1997 compared to 105.0% in 1996.

  The LTL industry has been consolidating over the last few years, and recent increases in the demand for LTL services have resulted in tightening capacity and increasing freight rates. The LTL industry is composed of three segments: regional, inter-regional and long-haul. The regional segment covers lanes shorter than 500 miles that generally involve next-day and two-day service, and is primarily served by a large number of non-union regional and niche carriers. The inter-regional segment, where lanes are generally between 500 and 1,200 miles, is primarily served by large regional carriers and national unionized carriers. The long-haul segment, where lanes are generally over 1,200 miles, is served primarily by the national unionized carriers. The Company estimates that the 25 largest LTL carriers generated approximately $17 billion in revenues and constituted at least 80% of the LTL market in 1997.

  The Company had operating revenues of $946.0 million in 1997 and is the sixth largest provider of LTL services in the United States, serving all three segments of the LTL industry. Approximately 31% of the Company's LTL revenues were derived from the regional segment, 43% were derived from the inter-regional segment and 26% were derived from the long-haul segment during the first six months of 1998. The Company competes principally with national unionized carriers and regional carriers. The Company's flexible work rules and lower cost structure allow it to compete effectively with the national unionized carriers which rely in part on rail service and are bound by restrictive work rules which result in longer transit times and higher costs. Through its national network of 166 service centers, the Company covers more territory than most of its regional competitors. The Company believes that this combination of strengths will enable it to achieve profitable growth in all three LTL segments.

TURNAROUND

  The Company was founded in 1935, became a public company in 1957 and was acquired by Union Pacific Corporation ("UPC") in 1986. After the acquisition, the Company initiated a program of geographic expansion and focused on marketing its services to large, national accounts. This rapid expansion, coupled with the sudden growth in the Company's long-haul and inter-regional traffic resulting from the 1994 nationwide strike against unionized LTLs, strained the Company's ability to provide reliable service and resulted in a lack of focus on its traditional regional and inter-regional strengths. In addition, the Company did not rationalize its pricing to accommodate the change in traffic mix, leading to substantial profit and yield erosion. These factors contributed to net losses (before goodwill amortization) of $4.2 million and $23.4 million in 1995 and 1996, respectively. As its service levels and profitability declined, the Company's relations with its employees deteriorated. Since 1994, the Company has received petitions at 65 Company locations to organize under the International Brotherhood of Teamsters, AFL-CIO (the "Teamsters Union"). The Company believes that employee relations have improved significantly since the turnaround began, as evidenced by Company victories in seven out of eight union elections held since July 1997. As of the date of this Prospectus, 22 of the Company's 166 service centers are represented by the Teamsters Union, accounting for approximately 14% of the Company's workforce (approximately 17% of the non-management workforce). The Company is currently engaged in negotiations with the Teamsters Union at these service centers, but has not entered into any collective bargaining agreements.

  On July 9, 1998, the Teamsters Union announced that Teamster leaders authorized a nationwide strike to occur at the Company if the Teamsters do not succeed in reaching a contract with the Company. Prior to such announcement, certain Company employees staged one-day work stoppages at four Teamster-represented service centers. Each of the service centers remained open during the day with Company drivers continuing to make pickups and deliveries. The Company expects that additional Teamster-organized work stoppages or other job actions may be staged throughout the Offering period. The Company cannot predict the nature, scope or duration of such activities or the effect such activities may have on the Company's business or financial condition. On July 10, 1998, the Company offered the Teamsters Union an opportunity for a system-wide election. The proposal is subject to acceptance by the Teamsters Union and the approval of the NLRB. Under the Company's proposal, if the Company were to win such election the Teamsters Union would no longer represent any Overnite employees. If the Company were to lose such election the Teamsters Union would gain the right to represent all eligible road, city, dock and maintenance employees. Management is confident that the Company would win such election. In 1995, the Company made a similar election offer through the National Labor Relations Board (the "NLRB") which was not accepted by the Teamsters Union. See "Risk Factors--Disputes with Labor Organizations."

  The Company's service and operational turnaround began in April 1996, when UPC appointed Leo Suggs, a well-regarded, 40-year trucking veteran, as Chairman and Chief Executive Officer. Mr. Suggs assembled a new management team throughout the organization, from senior managers to service center managers, by selectively hiring and promoting experienced individuals. The new management team developed a plan to restore the Company's reputation for service and reliability and to return the Company to profitability. Management streamlined the Company's operations, closing 14 service centers and reducing its workforce by approximately 15% in 1996. The Company also reviewed the profitability of its major accounts and sought significant rate increases from customers representing approximately 20% of its revenue base. As a result of management's turnaround initiatives and employee commitment, the Company's financial performance improved dramatically between 1996 and 1997. These gains have continued in 1998, as the Company's operating ratio improved from 97.8% in the first six months of 1997 to 95.0% in the first six months of 1998.

BUSINESS STRATEGY

  In restoring high-quality service and returning the Company to profitability over the past two years, the Company's new management team implemented the measures discussed above and focused on four critical on-going areas of the business: service quality, cost control, yield improvement and profitable revenue growth. Management believes that working with its employees to pursue these four success factors will reinforce the gains already achieved in the turnaround, improve financial performance, create a more positive work environment for employees and enhance the Company's ability to continue to reward its employees with a competitive wage and benefits package.

 . Provide Quality Service. Since 1996, management has sought to foster a consistent service culture and institute accountability for service quality throughout the organization. The Company has reduced transit times and continues to focus on on-time delivery of damage-free shipments to customers. The Company has instituted daily conference calls (the "Daily Service Review") with senior, district and service center management to facilitate the timely resolution of operational problems and to discuss service improvement opportunities. The Company has also established a Customer Advisory Council to enable management to meet periodically with customers regarding service quality levels, potential new services and new ideas for improving operations. In the first quarter of 1997, the Company shortened scheduled transit times on approximately half of its lanes without affecting its high level of on-time deliveries. The Company has also increased training for employees to reduce service problems. These efforts have contributed to (i) an improvement in on-time performance from 91.9% in 1996 to 95.9% in 1997 and (ii) a 25.4% improvement in exception frequency (the ratio of shipments delivered with shortages or damages to the total shipment handlings) from 1.77% in 1996 to 1.32% in 1997.

 . Improve Cost Controls. The Company has established numerous cost control initiatives since 1996, implementing financial discipline and accountability throughout all levels of management. These measures include
   (i) identification of operational improvement opportunities through the Daily Service Review, (ii) the creation of service center profit and loss statements, which encourage each service center and district manager to manage based on profitability, in addition to more traditional operating measures, (iii) a weekly financial review process for senior management to allow for timely corrections to financial or operational problems and (iv) a weekly analysis of general and administrative expense levels for each location. In addition, management has initiated a multi-year "cost of quality" process to identify cost reduction opportunities in target business functions, such as billing accuracy, claims prevention and network operations. Management anticipates that these cost control initiatives, coupled with the "cost of quality" process, will result in significant cost savings and other productivity improvements.

 . Continue Yield Improvement. The Company introduced several programs to improve its pricing discipline, including rationalizing prices on its largest, low-margin accounts (representing approximately 20% of its revenue base), improving freight mix and increasing prices on certain lanes to reflect market rates and cost of operations. A pricing committee, comprising representatives from a cross-section of senior management, was established to review all pricing decisions for large customers. In addition, the Company implemented a contract performance review system to analyze account profitability after the award of a contract to ensure that shipment levels and service requirements are consistent with bid assumptions. These initiatives have contributed to a 12.7% increase in average revenue per hundredweight, from $9.97 in 1996 to $11.24 in 1997.

 . Achieve Profitable Revenue Growth. The Company has enhanced its existing sales force, instituted sales goals, targeted high-margin accounts and implemented a profitability-based sales incentive program to achieve profitable revenue growth. The Company upgraded the quality of its sales force through selective hiring and increased training. The Company improved the compensation program for its sales employees by creating a sales incentive plan based on revenues and profitability that enables sales employees to earn quarterly incentives of up to 41% of base salary on an annual basis. In addition, sales representatives are required to formulate daily, weekly, monthly and annual sales plans which are reviewed with district and senior management on a weekly basis. The Company enhanced its existing sales force with a new department (Inside Sales) focused on high-margin, small accounts. These initiatives have contributed to an increase in revenues of 15.1% from $451.3 million in the first six months of 1997 to $519.3 million in the first six months of 1998. At the same time, the Company has increased net income (before goodwill amortization) from $8.3 million in the first six months of 1997 to $19.8 million in the first six months of 1998.

 . Maintain Positive Work Environment. Management believes that employee satisfaction and commitment to the Company's strategies described above are critical to its success. Management intends for all employees to benefit from the Company's success through improved wages, benefits and job security. To date, the Company has implemented and enhanced incentive plans that reward employees for focusing on service quality, cost control, safety, yield improvement and profitable revenue growth. Management regularly meets with all employees to discuss these factors and listen to ideas for achieving these objectives. To fortify employee commitment to the Company's financial success, the Company plans to grant all employees stock options for shares of Common Stock, contingent on completion of the Offering, and to maintain an employee stock purchase plan that will permit employees to invest directly in the Company.

  Management's emphasis on the critical success factors discussed above has reestablished the traditional Overnite culture by focusing on meeting or exceeding service commitments while offering competitive pricing and maintaining an efficient cost structure. Management believes that the return to the traditional Overnite culture and continued focus on these critical areas will enable the Company to sustain its competitive advantage and successfully pursue its growth strategy.

GROWTH STRATEGY

  With a new management team in place and the cultural change and turnaround well underway, the Company has implemented a strategic planning process to develop its growth strategy. This process includes an in-depth analysis of both market and competitor trends affecting the Company. From this analysis, management believes that the Company has significant growth opportunities, particularly in the inter-regional and long-haul LTL markets, through further penetration of existing markets, expansion into new markets and development of new services. In addition, the Company intends to maintain its strong presence in the regional markets. Furthermore, the Company is well-positioned to implement its growth strategy through its efficient cost structure, operating flexibility, breadth of geographic coverage and economies of scale. The Company's strategy is to pursue disciplined growth through the following:

 . Expand Inter-Regional Traffic. The inter-regional LTL segment accounted for approximately 43% of the Company's total LTL revenues in the first six months of 1998. Management believes that inter-regional traffic represents a significant growth opportunity for the Company, particularly in the eastern half of the United States where the Company benefits from strong brand name recognition and extensive geographic coverage. A substantial portion of inter-regional traffic is served by the national, unionized LTL carriers. The Company believes that it offers better service quality and shorter transit times on more lanes than these carriers, at competitive prices. The Company also believes that it has a competitive advantage over the regional carriers, some of whom are also targeting this traffic, because it is already operating an expansive network that extends beyond the boundaries of most regional and niche carriers. To capitalize on its strengths, the Company plans to focus marketing efforts on inter-regional services to new and existing customers.

 . Continue to Penetrate Long-Haul Markets. The long-haul LTL business is served primarily by four unionized nationwide carriers. Long-haul services accounted for approximately 26% of the Company's total LTL revenues in the first six months of 1998 and has grown as a percentage of total LTL revenues over the past year. The Company plans to increase its share of the long-haul market by continuing to offer faster transit times and more reliable service at competitive prices. The Company currently provides nationwide long-haul service that includes all major metropolitan areas. In order to increase its share of the long-haul market, the Company intends to further expand its coverage in the western United States.

 . Continue to Grow Regional Business. The regional market represented approximately 31% of the Company's LTL revenues in the first six months of 1998. Traditionally, the Company was the largest regional carrier in the southeastern United States. This position enabled the Company to successfully expand regional coverage and develop inter-regional traffic. The Company's ability to offer inter-regional and long-haul services in addition to its high-quality regional services provides it with the competitive advantage of being able to offer a full range of services to its regional customers. With its restored high-quality service product, the Company intends to leverage its brand name recognition and long-standing customer relationships to grow its regional business.

 . Increase Sales to Local Accounts. Locally managed accounts produce higher margins for the Company than national accounts and provide the Company with incremental revenues and a more diversified customer base. Local accounts represented approximately 44% of the Company's total tonnage shipped in the first six months of 1998. The Company plans to increase local account revenues through sales promotions, continued expansion of the newly-developed Inside Sales department and implementation of programs that emphasize the development of driver-customer relationships and encourage driver-generated sales leads. Furthermore, management has designed the Company's profitability-based sales incentive program to motivate the sales force to emphasize high-margin, local accounts.

 . Develop and Promote New Value-Added Services. In the past year, the Company has introduced and expanded ancillary high-margin businesses, such as guaranteed and expedited services, cross-border, trade show, and assembly and distribution, that leverage the Company's existing infrastructure. These ancillary services offer the Company a significant growth opportunity given the size and growth potential of each of these market segments. For 1997, these services together represented approximately 3% of total operating revenues. The Company estimates that the market for guaranteed and expedited LTL services represents about $1-2 billion in annual revenues, the Canadian and Mexican cross-border LTL market represents about $2 billion in annual revenues, and the trade show market represents about $500 million in annual revenues. The Company intends to continue to capitalize on these profitable market opportunities and develop additional customer-specific transportation solutions to suit the growing needs of its current customers and complement its core offerings to attract new customers.

  The Company's headquarters are located at 1000 Semmes Avenue, P.O. Box 1216, Richmond, Virginia 23218. Its telephone number is (804) 231-8000.

BACKGROUND TO THE OFFERING

  Prior to the Offering, the business of the Company has been conducted by OTC, an indirect subsidiary of UPC. On May 20, 1998, UPC announced that it intended to effect a sale of its entire interest in OTC through an initial public offering. Overnite Corporation was incorporated to issue and sell shares of Common Stock pursuant to the Offering and to purchase from UPC (the "Acquisition") all of the issued and outstanding shares of capital stock (the "OHI Stock") of OHI, a wholly-owned subsidiary of UPC and the parent company of OTC.

  The Company and UPC will make elections under Section 338(h)(10) of the Internal Revenue Code of 1986, as amended (the "Section 338 Elections"), so that the Company's acquisition of the OHI Stock will be treated, for federal income tax purposes, as a purchase of all of OHI's and OTC's assets. As a result, for federal income tax purposes, the basis of the assets of OHI and OTC acquired by the Company will be adjusted in accordance with applicable Treasury regulations to reflect the price paid by the Company for the OHI Stock, plus the liabilities of OHI deemed assumed for federal income tax purposes at the time of the Acquisition. As a result of the Section 338 Elections, the Company will be able to claim depreciation or amortization deductions for substantially all of the purchase price (including goodwill) for Federal income tax purposes. See "Unaudited Pro Forma Consolidated Financial Statements."

  The Company will use the proceeds of the Offering, estimated to be approximately $414 million net of underwriting discounts, together with a $105 million borrowing under a new bank credit facility (the "Bank Credit Facility"), to complete the Acquisition. The purchase price for the Acquisition will be determined through discussions and negotiations among UPC, the Company and the Underwriters and, inasmuch as it will be based on the offering price of the shares of Common Stock of the Company being sold in the Offering, will reflect the factors considered in determining such offering price. If the Underwriters' over-allotment option is exercised, the net proceeds therefrom will be used by the Company to reduce indebtedness under the Bank Credit Facility. See "Underwriters."

  The existing management of OTC will operate the Company after the Offering and the Acquisition.

                                  THE OFFERING

  The closings of the Offering of 26,880,000 shares of Common Stock of the Company in the United States and Canada (the "U.S. Offering") and the Offering of 6,720,000 shares of Common Stock outside of the United States and Canada (the "International Offering" and collectively, the "Offering"), are each conditioned upon the concurrent closing of the other.

Common Stock offered (1)........  33,600,000 shares


  U.S. Offering...............    26,880,000 shares


  International Offering......    6,720,000 shares


Total Common Stock to be
 outstanding after the Offering
 (2)............................  33,600,000 shares



Use of proceeds by the
Company.........................  Assuming the Underwriters do not exercise their over-allotment option, the entire net proceeds of the Offering will be paid by the Company to UPC as partial consideration for the Acquisition. The net proceeds received by the Company from any exercise of the Underwriters' over-allotment option will be used to reduce indebtedness under the Bank Credit Facility. See "Use of Proceeds."


Nasdaq National Market trading
 symbol....................       "OVNT"
--------

(1) Excludes up to 3,360,000 shares which may be sold if the over-allotment option granted by the Company to the Underwriters is exercised. See "Underwriting."

(2) Excludes 3.7 million shares under the Company's Stock Compensation Plan that are either reserved for issuance pursuant to options that will be outstanding immediately after the Offering or issued as retention shares that remain subject to forfeiture that will be outstanding immediately after the Offering.

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA


                                           YEAR ENDED DECEMBER 31,                         SIX MONTHS ENDED JUNE 30,
                        ---------------------------------------------------------------- -------------------------------
                                                                            PRO FORMA(1)                    PRO FORMA(1)
                        1993(2)      1994      1995       1996       1997       1997       1997      1998       1998
                        --------  ---------- ---------  ---------  -------- ------------ --------  -------- ------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
 DATA:
Operating revenue...... $939,199  $1,037,236 $ 975,963  $ 960,998  $945,968    $945,968  $451,329  $519,316    $519,316
Operating expenses:
 Salaries, wages and
  benefits.............  550,882     597,324   625,573    622,569   572,381     573,542   280,245   313,040     313,621
 Supplies and
  expenses.............  110,222     115,960   125,936    130,565   109,922     109,922    52,094    57,303      57,303
 Operating taxes.......   41,258      48,251    49,085     46,027    41,091      41,091    21,059    22,010      22,010
 Claims and insurance..   26,198      38,613    30,359     33,921    30,291      30,291    14,422    15,836      15,836
 Rents and purchased
  transportation.......   61,380      88,859    83,274     91,380    75,632      75,632    32,354    42,472      42,472
 Communications and
  utilities............   16,017      18,618    19,057     19,488    17,497      17,497     9,144     9,054       9,054
 Depreciation..........   34,574      40,355    44,932     45,418    42,516      42,516    21,107    22,821      22,821
 Amortization of
  goodwill (1).........   23,000      23,000    19,500     19,500    19,500       4,351     9,750     9,750       2,176
 Other expenses........    6,811       9,433    17,407     19,596    26,826      31,915    11,125    10,884      13,428
                        --------  ---------- ---------  ---------  --------  ----------  --------  --------  ----------
 Total operating
  expenses.............  870,342     980,413 1,015,123  1,028,464   935,656     926,757   451,300   503,170     498,721
                        --------  ---------- ---------  ---------  --------  ----------  --------  --------  ----------
Operating income
 (loss)................   68,857      56,823   (39,160)   (67,466)   10,312      19,211        29    16,146      20,595
Intercompany interest
 income................   14,046       8,101     9,399      9,268    11,378         --      5,069     6,067         --
Interest expense.......      755       1,342     1,822      1,532     1,774       8,849       667       727       4,265
Other income
 (expense).............      (92)      1,188      (325)     3,116         2           2      (331)      463         463
                        --------  ---------- ---------  ---------  --------  ----------  --------  --------  ----------
Income (loss) before
 income taxes..........   82,056      64,770   (31,908)   (56,614)   19,918      10,364     4,100    21,949      16,793
Income tax (benefit)...   41,089      30,367    (8,163)   (13,723)   15,609       4,859     5,570    11,866       6,351
                        --------  ---------- ---------  ---------  --------  ----------  --------  --------  ----------
Net income (loss)(3)... $ 40,967  $   34,403 $ (23,745) $ (42,891) $  4,309    $  5,505  $ (1,470) $ 10,083    $ 10,442
                        ========  ========== =========  =========  ========  ==========  ========  ========  ==========
Pro forma income
 per share (3)
 Basic.................                                                        $    .16                        $    .31
 Diluted...............                                                             .16                             .31
Pro forma weighted
 average number of
 shares outstanding
 Basic.................                                                      33,600,000                      33,600,000
 Common stock
  equivalents..........                                                          82,680                          82,680
 Diluted...............                                                      33,682,680                      33,682,680

                                                     AS OF
                                                 JUNE 30, 1998
                                             ----------------------
                                              ACTUAL   PRO FORMA(1)
                                             --------- ------------
                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Current assets.............................  $ 344,881   $166,644
Properties-net.............................    453,986    478,986
Goodwill-net...............................    551,663    174,025
Total assets...............................  1,383,153    823,364
Current liabilities........................    149,826    149,826
Debt due after one year....................      3,898    108,898
Common stockholders' equity................  1,112,084    412,295

--------
(1) See note 1 to the selected historical and pro forma financial information and the unaudited pro forma financial statements included herein.
(2) Net income for 1993 excludes the effect of a $79 million after-tax charge for the cumulative effects of adjustments related to changes in accounting principles for the recognition of liabilities of other postretirement benefits and deferred taxes and revenue recognition.

(3) If the Underwriters' over-allotment option is exercised in full, (i) pro forma net income for 1997 and the six months ended June 30, 1998 would be $7,199,789 and $11,289,395, respectively, and (ii) pro forma basic net income per share for 1997 and the six months ended June 30, 1998 would be $.20 and $.31, respectively (assuming, in each case, that the net proceeds to the Company from the exercise of the over-allotment option equal $41.4 million).

                                                                       SIX MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,                  JUNE 30,
                          -------------------------------------------  ------------------
                           1993     1994     1995     1996     1997      1997      1998
                          -------  -------  -------  -------  -------  --------  --------
SELECTED OPERATING DATA:
For the period:
Operating ratio (1).....     90.2%    92.3%   102.0%   105.0%    96.8%     97.8%     95.0%
Gross weight hauled (2)
 Less-than-truckload....    8,553    9,115    8,860    8,580    7,682     3,705     4,023
 Truckload..............    1,466    1,335    1,223      872      538       265       226
                          -------  -------  -------  -------  -------  --------  --------
 Total..................   10,019   10,450   10,083    9,452    8,220     3,970     4,249
Shipments (000's)
 Less-than-truckload....    8,146    8,535    8,279    8,184    7,482     3,534     3,939
 Truckload..............       60       58       53       39       24        12        11
                          -------  -------  -------  -------  -------  --------  --------
 Total..................    8,206    8,593    8,332    8,223    7,506     3,546     3,950
Average length of haul
 (miles) (3)............      684      725      712      739      732       722       764
Linehaul load factor
 (pounds) (4)...........   12,544   12,328   11,777   12,375   12,625    12,008    12,648
Average revenue per hun-
 dredweight.............    $9.28    $9.82    $9.55    $9.97   $11.24    $11.10    $11.94
At end of period:
Average age of equipment
 (years):
 Tractors...............      6.8      6.5      6.8      7.0      7.1       N/A       6.8
 Trailers...............      8.0      7.0      7.2      7.7      8.7       N/A       8.8
Tractors owned or
 leased.................    5,254    5,364    5,414    5,023    4,799       N/A     4,834
Trailers owned or
 leased.................   17,105   18,858   19,809   19,479   19,439       N/A    19,611
Service centers.........      166      173      175      161      164       N/A       166

--------
(1) The ratio of operating expenses (before goodwill amortization) to operating revenues.
(2) In millions of pounds.
(3) LTL only (weighted by cubic feet).
(4) Average weight per 28-foot-long trailer.

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective purchasers of the Common Stock should carefully consider the following risk factors in addition to the other information contained in this Prospectus in evaluating an investment in the shares of Common Stock offered hereby.

RECENT LOSSES

  Although the Company reported net income (before goodwill amortization) of $23.8 million in 1997 and $19.8 million for the first six months of 1998, the Company experienced net losses (before goodwill amortization) of $4.2 million and $23.4 million in 1995 and 1996, respectively. There can be no assurance that the Company will be able to generate net income on a quarterly or annual basis in the future.

THREAT OF COMPETITION

  The LTL trucking industry is highly competitive, and the Company competes against other carriers on the basis of service quality and reliability, as well as price. The Company competes with regional and national LTL and truckload carriers, and, to a lesser extent, with package carriers and railroads, some of which have greater financial and other resources or lower operating costs than the Company. In addition, in any particular market, other carriers often have greater economies of scale and lane density that enhance their ability to compete on the basis of service quality or price. Deregulation in the industry has resulted in ease of entry and increased competition. Intense competition has from time to time resulted in aggressive price discounting and narrow margins. Although the Company believes it is positioned well to compete in the industry in the future, there can be no assurance that the Company will be successful in its attempts to meet the competitive demands of the industry. Failure to do so would have a material adverse effect on its business or financial condition.

DISPUTES WITH LABOR ORGANIZATIONS

  In general, non-union carriers in the LTL trucking industry have significant advantages over unionized carriers, including less restrictive work rules and lower labor costs, particularly with respect to benefit plan costs. There can be no assurance that the Company will be able to maintain its current cost advantage over certain of its competitors, particularly if the portion of the Company's work force that is represented by a union increases significantly. Such a change could cause the Company to alter its collective bargaining practices, increase its costs and change its operating methods. In addition, while the Company has not experienced any significant work stoppages by its employees, the existence of union organizing activities and unresolved collective bargaining negotiations at certain of the Company's facilities means that there can be no assurance that the Company will not experience work stoppages in the future. Any such significant work stoppage, or the threat thereof, could, in turn, adversely affect the Company's operations. The Company has adopted contingency plans should a work stoppage occur. However, depending upon the scope, duration and severity of any such stoppage and the effectiveness of the Company's contingency plans, the effect could be material.

  Teamsters Union representatives have publicly stated their intention of increasing the Union's organizing and bargaining efforts during the Offering. On July 9, 1998, the Teamsters Union announced that Teamster leaders authorized a nationwide strike to occur at the Company if the Teamsters do not succeed in reaching a contract with the Company. Prior to such announcement, certain employees at the Company's Atlanta service center staged a one-day work stoppage on June 22, 1998 and certain employees at the Company's Cincinnati, Kansas City and Memphis service centers staged one-day work stoppages on June 29, 1998. Each of these Teamster-represented service centers remained open during the day with Company drivers continuing to make pickups and deliveries. The Company expects that additional Teamster-organized work stoppages or other job actions may be staged throughout the Offering period. The Company cannot predict the nature, scope or duration of such activities or the effect such activities may have on the Company's business or financial condition. In particular, the Company cannot predict the effect that such activities, or the threat thereof, will have on the Company's customer base. On July 10, 1998, the Company offered the Teamsters Union an opportunity for a system-wide election. The proposal is subject to acceptance by the Teamsters Union and the approval of the NLRB. Under the Company's proposal, if the Company were to win such election the Teamsters Union would no longer represent any Overnite employees. If the Company were to lose such election the Teamsters would gain the right to represent all eligible road, city, dock and maintenance employees. Management is confident that the Company would win such election. In 1995, the Company made a similar offer through the NLRB which was not accepted by the Teamsters Union.

  The Teamsters Union has made efforts to represent employees at certain of the Company's 166 service centers, particularly over the last several years. Since 1994, the Company has received 88 petitions for union elections at 65 service centers. To date, approximately 1,800 employees at 22 service centers, including hub service centers in Kansas City, Kansas, and Memphis, Tennessee, representing approximately 14% of all employees (approximately 17% of non-management employees), are represented by the Teamsters Union. Elections affecting approximately 400 additional employees at four additional service centers, representing approximately 3% of the Company's employees (approximately 4% of non-management employees), are unresolved. There are no elections currently scheduled. To date, the Company has not entered into any collective bargaining agreements with the Teamsters Union; however, the Company is engaged in collective bargaining negotiations over union contract demands at the 22 represented locations, two of which (the Kansas City hub and Memphis hub) are among the five largest Company service centers.

  At 15 additional service centers (only 13 of which are currently operating), the NLRB General Counsel and the Teamsters Union are disputing the outcome of union elections won by the Company and are seeking NLRB orders that the Company must bargain with the union despite the election outcomes. On April 10, 1998, an administrative law judge at the NLRB issued a recommended order (the "ALJ Order") that, among other things, would require the Company to bargain with the union upon request at four of these service centers. The Company plans to appeal this decision to the full NLRB, and, if necessary, to a U.S. Court of Appeals. The complaints for bargaining orders at 11 remaining service centers (only nine of which are currently operating) are still before NLRB administrative law judges. Employees at the four service centers subject to the ALJ Order, together with those at the 11 other service centers where bargaining orders are being sought, account for approximately 8% of the Company's nationwide work force (approximately 9% of the non-management work force).

  There are no assurances that more employees will not vote for unionization. In that circumstance, one possibility would be for the Company to alter its posture in collective bargaining, increase its costs and change its operating methods, which in turn could have a materially adverse effect on the Company's operating results. Another possibility is for the Teamsters Union to change its contract demands in a way that would permit the Company to agree without significantly increasing costs and operating structures. A third possibility is a strike that, if sufficiently widespread, lengthy and severe, could have a materially adverse effect on the Company. See "Business--Employees."

INFLUENCE OF ECONOMY

  The Company is affected directly by the state of the overall economy as well as by the regional economies of the eastern half of the United States, where its principal operations are located, and over which the Company has no control. Any significant decline in tonnages shipped as a result of an economic slowdown could increase competitive pressures and adversely affect the Company.

EFFECTS OF SEASONAL CHANGES

  The LTL trucking industry is affected by seasonal fluctuations, which affect tonnage to be transported. Freight shipments, operating costs and earnings are also affected adversely by inclement weather conditions. Decreased shipping demand and weather conditions usually result in lower profitability in the first and fourth quarters of each year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Results of Operations."

DEPENDENCE ON FUEL

  In 1997, fuel (excluding fuel taxes) represented approximately 3% of total operating costs. As of June 30, 1998, the Company had hedged approximately 42% of its forecasted fuel consumption for the remainder of 1998. For this portion of its fuel expense, the Company will not be materially affected (positively or negatively) by changes in fuel prices. However, for the remaining 58% of its forecasted fuel consumption for the remainder of 1998, and for any other period, to the extent not hedged, fuel costs will change with market prices. When fuel costs exceed the Company's planned levels, the Company seeks to charge a portion of the higher cost to its customers as a fuel surcharge. If fuel prices increase and the Company is unable to pass this cost to its customers, the additional expense will have an adverse effect on Company's business and financial condition. See "Business--Fuel."

RELIANCE ON DRIVERS

  Competition for qualified drivers is intense within the transportation industry, and periodically the trucking industry has suffered from a shortage of qualified drivers. Management believes that this problem has primarily affected the truckload carriers. Since its March 1995 wage increase, the Company has not experienced problems hiring a sufficient number of drivers. However, there can be no assurance the Company will not experience a shortage of qualified drivers, which could result in temporary underutilization of revenue equipment, difficulty in meeting shippers' demands and increased compensation levels, and which could have a material adverse effect on the Company's business, financial condition or growth. See "Business--Drivers."

REQUIREMENTS FOR CAPITAL

  The Company's business requires substantial ongoing capital investments, particularly for new tractors and trailers. In 1998, the Company expects that capital expenditures will total approximately $58.2 million, including $26.1 million spent during the first six months. To date, the Company has been a wholly-owned subsidiary of UPC and not an independent entity. Accordingly, a portion of the Company's capital expenditures have been financed by advances from UPC or facilitated by credit support from UPC. Following the Offering, however, capital expenditures will be limited to the resources of the Company and its ability to obtain debt or equity financing. In connection with the Offering, the Company has entered into a commitment letter for the Bank Credit Facility, which will provide $200 million of revolving credit for five years. See "Bank Credit Facility." The Company intends to use primarily cash flow from operations to fund its capital expenditure program. In the future, if the Company were unable to generate sufficient cash flow from operations, borrow sufficient funds, enter into acceptable leases or debt financing arrangements, or sell additional equity, it would be forced to limit its growth and might be required to operate its fleet with older equipment, which could have a material adverse effect on the Company's business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

DEPENDENCE ON KEY MANAGERS

  The success of the Company's business is dependent upon the ability of the Company's Chief Executive Officer, Leo Suggs, and its other senior executive officers to continue to implement the restructuring of the Company's operations that began in 1996. The loss of services of any of these key personnel could have a material adverse effect on the business. The Company does not have employment or non-competition contracts with, nor does it intend to maintain key man life insurance on, any of its executive officers.

RELIANCE ON PURCHASED TRANSPORTATION

  The Company uses purchased transportation, primarily intermodal rail and contract linehaul, to handle chronic lane imbalances. The Company will move trailer loads in one direction using purchased rail intermodal or contract carriage in situations when scheduling a Company driver to move the load would result in the driver returning with empty trailers. The Company will also, on occasion, augment its linehaul capacity during certain peak periods through the use of purchased transportation. As customers demand shorter transit times, the number of cost-effective intermodal options which conform to customer requirements may be reduced. A reduction in the availability of purchased transportation may mean the Company could provide certain customer services only at increased cost, which could have an adverse affect on the Company's business. See "Business--Company Operations--Network Operations."

ABSENCE OF RECENT HISTORY AS A STAND-ALONE COMPANY

  Since 1986, the Company has been a wholly-owned subsidiary of UPC. Although the Company has operated as a separate business, distinct from UPC's other activities, the Company has relied on UPC for certain support functions, as well as financial support. No recent financial or operating history of the Company as an independent entity is available for investors to evaluate. As described in the pro forma financial statements included herein, the Company currently estimates that it will incur approximately $6.5 million per year of incremental operating expenses as a result of being a stand-alone public company and will no longer receive intercompany interest from UPC. The stand-alone costs are estimates, and actual incremental expenses could be higher. The Company expects to borrow under the Bank Credit Facility in connection with the Acquisition, and may make further borrowings thereunder from time to time after the Acquisition to finance working capital and capital expenditures. Accordingly, the Company will have additional leverage and will incur additional interest expense following the Offering which could affect its financial and operating flexibility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and the pro forma consolidated financial statements included elsewhere herein.

ABSENCE OF PRIOR PUBLIC MARKET

  Prior to the Offering, there has been no public market for any securities of the Company and there can be no assurance that any active public market for the Common Stock will develop. The Common Stock has been approved for quotation on the Nasdaq National Market System. The offering price per share of the Common Stock will be determined in negotiations among the Company, UPC and representatives of the Underwriters and may not be indicative of the market price after the Offering. See "Underwriters."

DIVIDEND POLICY

  The Company currently intends to retain its future earnings for general corporate purposes, including working capital and capital expenditures. Any payment of cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by the Company's Board.


CONSEQUENCES OF ANTI-TAKEOVER PROVISIONS

  The Company's Articles of Incorporation and Bylaws contain certain provisions which may discourage or make more difficult any attempt by a person or group to obtain control of the Company, including provisions authorizing the issuance of preferred stock without shareholder approval, requiring staggered three-year terms for directors, and providing that directors may be removed only for cause. In addition, certain provisions of Virginia law could delay or make more difficult a merger, tender offer or proxy contest involving the Company, including limitations on "affiliated transactions" with an "interested shareholder". The Company has opted out of limits on "control share acquisitions" provided under Virginia law, but could opt in to such provisions in the future without a shareholder vote. See "Description of Capital Stock--Virginia Corporate Law, Articles of Incorporation and Bylaws Provisions."

POSSIBLE ADVERSE EFFECT OF GOVERNMENT POLICY AND REGULATIONS

  Transportation. The LTL trucking industry is subject to regulation by various federal and state agencies, including the U.S. Department of Transportation. These regulatory authorities have broad powers, and the trucking industry is subject to regulatory and legislative changes (including as to limits on vehicle weights and size) that can affect the economics of the industry by requiring changes in operating practices or influencing the demand for, and the costs of providing, services to shippers. See "Business-- Regulation."

  Environmental. The Company's trucking operations are subject to stringent environmental laws and regulations, including laws and regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials, discharge of storm water, facility and vehicle emissions into the atmosphere and underground storage tanks. Approximately 7% of the shipments transported by the Company in 1997 were classified as hazardous under applicable federal or state regulations. Such shipments give rise to potential costs for spills or other incidents, although the Company has not incurred material liability for such incidents to date, and to the need to manage the Company's freight handling operations to avoid carrying incompatible cargo, such as foodstuffs and certain hazardous materials. In some situations involving the release or disposal of hazardous materials the Company could be liable for cleanup costs or be subject to fines, even if the contamination resulted from conduct of the Company that was lawful at the time or from improper conduct of persons engaged by the Company to dispose of hazardous materials. Costs associated with such cleanup and with compliance with environmental laws could be substantial and could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Environmental Regulation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Environmental Matters."

EXTENT OF YEAR 2000 PROBLEM

  Sophisticated information systems are vital to the Company's profitability and growth. The "Year 2000 Problem" refers to the risk that computer hardware and software may be unable to recognize and properly execute date-sensitive functions involving dates after December 31, 1999. Computer hardware or software that does not properly recognize such information could generate erroneous data or cause a system to fail. In 1995, the Company began modifying its computer systems to process transactions involving the year 2000 and beyond. Costs to convert these systems, estimated to total $7 million, are expensed as incurred. To date, approximately 70% of the Company's mainframe applications have been converted and the Company plans to complete the conversion of the entire mainframe environment by year-end 1998. Vendor-purchased PC and client server packages will be upgraded to year 2000 releases by year-end 1998. In addition, the Company is requesting certification letters from all major suppliers to ensure the ability of those vendors to provide products that are year 2000 compliant during the millennium changeover. All work is planned to be completed no later than the second quarter of 1999.

  There can be no assurance that the Company will identify the extent of its entire Year 2000 Problem, or that its suppliers will do so, in advance of the new millennium, or that the Company or its suppliers will successfully remedy all the problems that are discovered. A failure in whole or in part of the Company's or the Company's suppliers' computer systems could have a material adverse effect on the business or financial condition of the Company.

                                USE OF PROCEEDS

  Assuming the Underwriters do not exercise their over-allotment option, the proceeds to the Company from the issuance of the Common Stock pursuant to the Offering are estimated to be approximately $414 million net of underwriting discounts. All such net proceeds received by the Company, together with a $105 million borrowing under the Bank Credit Facility, will be used to purchase all the outstanding OHI Stock from UPC. See "Certain Transactions." In addition, the Company will be required to pay certain of the expenses of the Offering, which are estimated at $1,570,000.

  If the Underwriters' over-allotment option is exercised in full, the proceeds to the Company from the sale of the 3,360,000 shares covered by such option are estimated to be approximately $41.4 million net of underwriting discounts. These net proceeds will be used to reduce indebtedness under the Bank Credit Facility that was incurred immediately prior to the Acquisition to finance a portion of the cost of the Acquisition. See "The Acquisition."

                                DIVIDEND POLICY

  The Company currently intends to retain its future earnings for general corporate purposes, including working capital and capital expenditures. Any payment of cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by the Company's Board.

                                CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company at June 30, 1998 and such short-term debt and capitalization on a pro forma basis after giving effect to (i) the Offering (assuming net proceeds to the Company of $414 million) and (ii) the Acquisition. The entire net proceeds to the Company from the Offering (before payment of expenses and without giving effect to any exercise of the Underwriters' over-allotment option), together with a $105 million borrowing under the Bank Credit Facility, will be used to purchase the OHI Stock from UPC. This table should be read in conjunction with the consolidated financial statements and the notes thereto and the unaudited pro forma consolidated financial information of the Company included elsewhere in this Prospectus.

                                                              JUNE 30, 1998
                                                            ------------------
                                                             ACTUAL  PRO FORMA
                                                            -------- ---------
                                                              (IN MILLIONS)
   Short-term debt (including current portion of long-term
    debt).................................................. $    2.9  $  2.9
                                                            ========  ======
   Long-term debt:
     Bank facility (1)(2)..................................      --    105.0
     Other long-term debt..................................      3.9     3.9
                                                            --------  ------
       Total long-term debt................................      3.9   108.9
   Stockholders' equity:
     UPC investment........................................  1,112.1     --
     Common stock (par value $.01; authorized 150,000,000;
      issued and outstanding 33,600,000 pro forma).........      --       .3
     Additional paid-in capital............................      --    412.0
                                                            --------  ------
         Total capitalization.............................. $1,116.0  $521.2
                                                            ========  ======

--------

(1) At the closing of the Offering, the Company will have a $200 million revolving Bank Credit Facility. An initial $105 million borrowing thereunder will be used to finance a portion of the purchase price for the Acquisition. The remaining borrowing capacity will be available for working capital, capital expenditures and other corporate purposes. See "Bank Credit Facility."
(2) If the Underwriters' over-allotment option is exercised, the net proceeds to the Company therefrom will be used to reduce indebtedness under the Bank Credit Facility.

         SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

  The selected historical consolidated statement of income data for each of the three years in the period ended December 31, 1997 and historical consolidated balance sheet data as of December 31, 1996 and 1997 are derived from the consolidated financial statements of the Company, which have been audited by Deloitte & Touche LLP, independent auditors. The selected historical consolidated financial data set forth below should be read in conjunction with the consolidated financial statements and notes thereto of the Company included elsewhere in this Prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data included herein. The selected historical consolidated statement of income data for the years ended December 31, 1993 and 1994 and the six months ended June 30, 1997 and 1998 and historical balance sheet data as of December 31, 1993, 1994 and 1995 and June 30, 1998 are derived from the unaudited condensed consolidated financial statements of the Company. In the opinion of the Company, such unaudited condensed consolidated financial statements include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of results that may be expected for the full year. The selected pro forma consolidated financial data are derived from the unaudited pro forma consolidated financial statements of the Company included elsewhere in this Prospectus. The selected pro forma consolidated financial data give effect to the Offering and the Acquisition as if they had been consummated at the beginning of each period presented with respect to the pro forma statement of income data and as of the date presented with respect to the pro forma statement of financial condition. The selected pro forma consolidated financial data may not be indicative of results that would have actually occurred if the Offering and the Acquisition had been effected on the dates indicated or the results that may be obtained in the future. The selected pro forma consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto of the Company, and the unaudited pro forma consolidated financial statements of the Company included elsewhere in this Prospectus.

                                       YEAR ENDED DECEMBER 31,                                SIX MONTHS ENDED JUNE 30,
                   ------------------------------------------------------------------ -------------------------------------------
                                                                         PRO FORMA(1)                    PRO FORMA(1)
                   1993(2)      1994       1995        1996       1997       1997       1997      1998       1998
                   --------  ---------- ----------  ----------  -------- ------------ --------  -------- ------------
                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF
 INCOME DATA:
Operating
 revenue.........  $939,199  $1,037,236 $  975,963  $  960,998  $945,968    $945,968  $451,329  $519,316    $519,316
Operating
 expenses:
 Salaries, wages
  and benefits...   550,882     597,324    625,573     622,569   572,381     573,542   280,245   313,040     313,621
 Supplies and
  expenses.......   110,222     115,960    125,936     130,565   109,922     109,922    52,094    57,303      57,303
 Operating
  taxes..........    41,258      48,251     49,085      46,027    41,091      41,091    21,059    22,010      22,010
 Claims and
  insurance......    26,198      38,613     30,359      33,921    30,291      30,291    14,422    15,836      15,836
 Rents and
  purchased
  transportation..   61,380      88,859     83,274      91,380    75,632      75,632    32,354    42,472      42,472
 Communications
  and utilities..    16,017      18,618     19,057      19,488    17,497      17,497     9,144     9,054       9,054
 Depreciation....    34,574      40,355     44,932      45,418    42,516      42,516    21,107    22,821      22,821
 Amortization of
  goodwill (1)...    23,000      23,000     19,500      19,500    19,500       4,351     9,750     9,750       2,176
 Other expenses..     6,811       9,433     17,407      19,596    26,826      31,915    11,125    10,884      13,428
                   --------  ---------- ----------  ----------  --------  ----------  --------  --------  ----------
 Total operating
  expenses.......   870,342     980,413  1,015,123   1,028,464   935,656     926,757   451,300   503,170     498,721
                   --------  ---------- ----------  ----------  --------  ----------  --------  --------  ----------
Operating income
 (loss)..........    68,857      56,823    (39,160)    (67,466)   10,312      19,211        29    16,146      20,595
Intercompany
 interest
 income..........    14,046       8,101      9,399       9,268    11,378          --     5,069     6,067          --
Interest
 expense.........       755       1,342      1,822       1,532     1,774       8,849       667       727       4,265
Other income
 (expense).......       (92)      1,188       (325)      3,116         2           2      (331)      463         463
                   --------  ---------- ----------  ----------  --------  ----------  --------  --------  ----------
Income (loss)
 before income
 taxes...........    82,056      64,770    (31,908)    (56,614)   19,918      10,364     4,100    21,949      16,793
Income tax
 (benefit).......    41,089      30,367     (8,163)    (13,723)   15,609       4,859     5,570    11,866       6,351
                   --------  ---------- ----------  ----------  --------  ----------  --------  --------  ----------
Net income
 (loss)(3).......  $ 40,967  $   34,403 $  (23,745) $  (42,891) $  4,309    $  5,505  $ (1,470) $ 10,083    $ 10,442
                   ========  ========== ==========  ==========  ========  ==========  ========  ========  ==========
Pro forma income
 per share (3)
 Basic...........                                                           $    .16                        $    .31
 Diluted.........                                                           $    .16                        $    .31
Pro forma
 weighted average
 number of shares
 outstanding
 Basic...........                                                         33,600,000                      33,600,000
 Common stock
  equivalents....                                                             82,680                          82,680
 Diluted.........                                                         33,682,680                      33,682,680

                                                                                        AS OF
                                         YEAR ENDED DECEMBER 31,                    JUNE 30, 1998
                          ------------------------------------------------------ -------------------
                                                                                              PRO
                             1993       1994       1995       1996       1997      ACTUAL   FORMA(1)
                          ---------- ---------- ---------- ---------- ---------- ---------- --------
                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Current assets..........  $  287,498 $  303,082 $  283,784 $  304,120 $  330,404 $  344,881 $166,644
Properties-net..........     455,986    503,779    506,269    464,404    452,990    453,986  478,986
Goodwill-net............     765,309    742,929    600,413    580,913    561,413    551,663  174,025
Total assets............   1,510,750  1,550,845  1,435,033  1,389,980  1,380,239  1,383,153  823,364
Current liabilities.....     136,220    150,071    129,774    154,459    159,801    149,826  149,826
Debt due after one
 year...................         --      14,123     11,328      8,363      5,224      3,898  108,898
Common stockholders' eq-
 uity...................   1,214,726  1,220,329  1,180,583  1,121,692  1,110,001  1,112,084  412,295

                                                                         SIX MONTHS
                                                                            ENDED
                                  YEAR ENDED DECEMBER 31,                 JUNE 30,
                          -------------------------------------------  ----------------
                           1993     1994     1995     1996     1997     1997     1998
                          -------  -------  -------  -------  -------  -------  -------
SELECTED OPERATING DATA:
For the period:
Operating ratio (4).....     90.2%    92.3%   102.0%   105.0%    96.8%    97.8%    95.0%
Gross weight hauled
 (millions of pounds):
 Less-than-truckload....    8,553    9,115    8,860    8,580    7,682    3,705    4,023
 Truckload..............    1,466    1,335    1,223      872      538      265      226
                          -------  -------  -------  -------  -------  -------  -------
 Total..................   10,019   10,450   10,083    9,452    8,220    3,970    4,249
Shipments (000's):
 Less-than-truckload....    8,146    8,535    8,279    8,184    7,482    3,534    3,939
 Truckload..............       60       58       53       39       24       12       11
                          -------  -------  -------  -------  -------  -------  -------
 Total..................    8,206    8,593    8,332    8,223    7,506    3,546    3,950
Average length of haul
 (miles) (5)............      684      725      712      739      732      722      764
Linehaul load factor
 (pounds) (6)...........   12,544   12,328   11,777   12,375   12,693   12,008   12,648
Average revenue per hun-
 dredweight.............    $9.28    $9.82    $9.55    $9.97   $11.24   $11.10   $11.94
At end of period:
Average age of equipment
 (years):
 Tractors...............      6.8      6.5      6.8      7.0      7.1      N/A      6.8
 Trailers...............      8.0      7.0      7.2      7.7      8.7      N/A      8.8
Tractors owned or
 leased.................    5,254    5,364    5,414    5,023    4,799      N/A    4,834
Trailers owned or
 leased.................   17,105   18,858   19,809   19,479   19,439      N/A   19,611
Service centers.........      166      173      175      161      164      N/A      166

--------

(1) The unaudited pro forma data give effect to the Offering and the Acquisition. As described in the notes to the pro forma consolidated financial statements included herein, (i) the Acquisition will result in a new basis of accounting which will result in the assets and liabilities being recorded at fair value, all historical goodwill associated with UPC's acquisition of the Company being eliminated and new goodwill being recorded to reflect the excess of the purchase price over the fair value of the assets acquired, (ii) immediately prior to the Acquisition, the Company will borrow $105 million under the Bank Credit Facility to pay a portion of the purchase price, (iii) the Company will forgive $148 million of intercompany debt owed by UPC and (iv) following the Acquisition, the Company will incur operating expenses and interest expense in excess of the amounts reflected in the historical financial statements and will no longer receive intercompany interest from UPC. If the Underwriters' over-allotment option is exercised, the net proceeds will be used to reduce the indebtedness under the Bank Credit Facility.
(2) Net income for 1993 excludes the effect of a $79 million after-tax charge for the cumulative effects of adjustments related to changes in accounting principles for the recognition of liabilities of other postretirement benefits and deferred taxes and revenue recognition.

(3) If the Underwriters' over-allotment option is exercised in full, (i) pro forma net income for 1997 and the six months ended June 30, 1998 would be $7,199,789 and $11,289,395, respectively, and (ii) pro forma basic net income per share for 1997 and the six months ended June 30, 1998 would be $.20 and $.31, respectively (assuming, in each case, that the net proceeds to the Company from the exercise of the over-allotment option equal $41.4 million).
(4) The ratio of operating expenses (before goodwill amortization) to operating revenues.
(5) LTL only (weighted by cubic feet).
(6) Average weight per 28-foot-long trailer.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The following discussion and analysis should be read in conjunction with the historical consolidated financial statements of the Company and the notes thereto. In addition, as described under "Pro Forma Consolidated Financial Statements," significant changes will occur in the funding and operations of the Company following the Offering. As a result, the historical consolidated financial statements may not be indicative of the financial position and the results of operations that the Company would have attained if it had been an independent stand-alone company during the periods presented or which may occur in the future. The Company currently amortizes goodwill associated with UPC's purchase of the Company in 1986 in the amount of $19.5 million per year. This goodwill will be eliminated following the Offering and new goodwill will be recorded equal to the excess of the purchase price over the fair value of the assets acquired. Following the Acquisition, the Company will no longer receive interest income from UPC and expects to incur certain costs in connection with its status as a stand-alone public company that will exceed the costs that are currently charged to the Company by UPC and reflected in the historical consolidated financial statements. The Company's current estimate of the amount of these additional expenses is reflected in the pro forma consolidated financial statements included herein. The Company expects to incur indebtedness under the Bank Credit Facility in connection with the Acquisition and, as necessary, to finance working capital and capital expenditures after the Offering. The estimated interest expense associated with the initial borrowing under the Bank Credit Facility is reflected in the pro forma financial statements.

HISTORICAL REVENUES AND OPERATING COSTS

  Operating revenue varies depending upon the amount of volume hauled and price per hundredweight charged to customers. Beginning in 1996, as the Company initiated its turnaround, quarterly gross volume began declining from a level of 2.6 billion pounds and reached a low point of 1.9 billion pounds in the first quarter of 1997. These declines reflected reduced volume, following significant price increases targeted at certain low-margin customers. Quarterly volume has increased to 2.1 billion pounds in the second quarter of 1998.

  Revenue per hundredweight varies based upon commodities shipped as well as the distance goods are transported. Average revenue per hundredweight, which was $9.65 for the first quarter of 1996, has increased in seven of the nine following quarters reaching $12.01 for the second quarter of 1998. The recent increase in tonnage and overall growth in revenue per hundredweight was primarily the result of improved service quality and stronger pricing discipline, as well as the continued strength of the U.S. economy.

  Salaries, wages and benefits expense is the primary component of operating costs, representing approximately 60% of operating revenue. While a majority of these costs vary with tonnage levels, portions of these costs, such as sales and marketing and general and administrative expenses are relatively fixed. Other major expenses include fuel, maintenance and purchased transportation, which generally vary based upon the number of shipments and miles traveled as well as demand for Company services.

  Throughout 1997 and the first six months of 1998, the Company benefited from several strategic initiatives implemented in 1996 to better compete in the current trucking industry environment. The development of these initiatives was a direct result of the Company's adoption of a new business strategy emphasizing service quality, cost control, yield improvement and profitable revenue growth. Actions taken by the Company included service center consolidations, centralization of the network management process, work force reductions and pricing initiatives targeting the Company's lowest margin customers. As a result, the Company generated net income (before goodwill amortization) of $23.8 million in 1997, compared to a net loss (before goodwill amortization) of $23.4 million in 1996. The Company recorded net income of $4.3 million in 1997 compared with a net loss of $42.9 million in 1996.

RESULTS OF OPERATIONS

  The following table sets forth certain statement of income data expressed as a percentage of operating revenue:

                                                                 SIX MONTHS
                                               YEAR ENDED           ENDED
                                              DECEMBER 31,        JUNE 30,
                                            -------------------  ------------
                                            1995   1996   1997   1997   1998
                                            -----  -----  -----  -----  -----
Operating revenue.......................... 100.0% 100.0% 100.0% 100.0% 100.0%
Operating expenses:
 Salaries, wages and benefits..............  64.1   64.8   60.5   62.1   60.3
 Supplies and expenses.....................  12.9   13.6   11.6   11.5   11.0
 Operating taxes...........................   5.0    4.8    4.3    4.7    4.2
 Claims and insurance......................   3.1    3.5    3.2    3.2    3.1
 Rents and purchased transportation........   8.5    9.5    8.0    7.2    8.2
 Communications and utilities..............   2.0    2.0    1.8    2.0    1.7
 Depreciation..............................   4.6    4.7    4.5    4.7    4.4
 Amortization of goodwill..................   2.0    2.0    2.1    2.1    1.9
 Other expenses............................   1.8    2.1    2.9    2.5    2.1
                                            -----  -----  -----  -----  -----
    Total operating expenses............... 104.0  107.0   98.9  100.0   96.9
                                            -----  -----  -----  -----  -----
Operating income (loss)....................  (4.0)  (7.0)   1.1    0.0    3.1
Intercompany interest income...............   1.0    1.0    1.2    1.1    1.2
Interest expense...........................   0.2    0.2    0.2    0.1    0.1
Other income...............................   0.0    0.3    0.0   (0.1)   0.1
                                            -----  -----  -----  -----  -----
Income (loss) before income taxes..........  (3.2)  (5.9)   2.1    0.9    4.3
Income taxes (benefit).....................  (0.8)  (1.4)   1.7    1.2    2.3
                                            -----  -----  -----  -----  -----
Net income (loss)..........................  (2.4)  (4.5)   0.4   (0.3)   2.0
                                            =====  =====  =====  =====  =====
Operating ratio (before goodwill amortiza-
 tion)..................................... 102.0% 105.0%  96.8%  97.8%  95.0%

 Six Months Ended June 30, 1998 Compared to Six Months Ended June 30, 1997 (unaudited)

  Operating Revenue. Operating revenue increased 15.1% to $519.3 million for the six months ended June 30, 1998, from $451.3 million for the comparable period in 1997. This improvement was primarily the result of increased volume ($36.0 million), particularly in the long-haul segment, as well as yield enhancements ($32.0 million), including a 5.4% general rate increase that was implemented on January 4, 1998. An increased average yield of $11.94 per hundredweight was attained in the six months ended June 30, 1998, as compared to $11.10 per hundredweight for the comparable period in 1997.

  Operating Expenses. Salaries, wages and benefits increased 11.7% to $313.0 million for the six months ended June 30, 1998, from $280.2 million for the comparable period in 1997. As a percentage of operating revenue, salaries, wages and benefits decreased to 60.3% for the six months ended June 30, 1998, from 62.1% for the comparable period in 1997. The increase in salaries and wages was due to the increase in volume ($15.7 million), as well as a 3.1% wage increase for all freight handling employees effective January 1, 1998 and all other employees as of April 5 ($8.0 million). Increased benefit costs in 1998 ($9.2 million) were due to benefit enhancements and higher payroll-related taxes. The increase in payroll costs was also attributable to $0.9 million in severance costs incurred in June 1998 as a result of efforts to streamline operations and to decentralize billing functions. The decentralization initiative is expected to result in additional one-time costs in the third quarter of less than $1.0 million. These increases were partially offset by productivity improvements and the increased use of purchased services.

  Supplies and expenses, which consist primarily of fuel, maintenance and operating supplies, increased 10.0% to $57.3 million for the six months ended June 30, 1998, from $52.1 million for the comparable period in 1997. As a percentage of operating revenues, supplies and expenses decreased to 11.0% for the six months ended June 30, 1998, from 11.5% for the comparable period in 1997. The increase in freight volume was primarily responsible for the increase in cost ($5.9 million), which was partially offset by favorable fuel prices and improved fuel efficiency from a newer fleet ($2.9 million). The increase in absolute cost was also due to increases in the use of temporary services in the billing operation and contract programmers ($1.8 million) to handle increased billing volume and continued work on the Year 2000 project. These costs are likely to subside as billing is decentralized and the Year 2000 project nears completion.

  Operating taxes increased 4.5% to $22.0 million for the six months ended June 30, 1998, from $21.1 million for the comparable period in 1997. As a percentage of operating revenue, operating taxes decreased to 4.2% for the six months ended June 30, 1998, from 4.7% for the comparable period in 1997. The cost increase was due primarily to the higher quantity of fuel purchased ($0.8 million).

  Claims and insurance increased 9.8% to $15.8 million for the six months ended June 30, 1998, from $14.4 million for the comparable period, which is consistent with higher freight volumes. As a percentage of operating revenue, claims and insurance expense decreased to 3.1% for the six months ended June 30, 1998 from 3.2% for the comparable period in 1997, primarily due to the reduced number of claims paid as a result of improved freight handling.

  Rents and purchased transportation increased 31.1% to $42.5 million for the six months ended June 30, 1998, from $32.4 million for the comparable period in 1997. As a percentage of operating revenue, rents and purchased transportation increased to 8.2% for the six months ended June 30, 1998, from 7.2% for the comparable period in 1997. The increase included additional contract and rail miles due to the volume increase ($1.2 million). Substitute linehaul miles were increased further in order to meet service standards and to reduce imbalance on the linehaul system ($6.9 million). In addition, more local purchased transportation was utilized to remain current with the higher than anticipated volumes ($1.5 million).

  Depreciation increased 8.1% to $22.8 million for the six months ended June 30, 1998, from $21.1 million for the comparable period in 1997. As a percentage of operating revenue, depreciation decreased to 4.4% for the six months ended June 30, 1998, from 4.7% for the comparable period in 1997. The increase was a result of the $57.1 million of investments made in building improvements and revenue equipment enhancements during the last two quarters of 1997 and the first half of 1998.

  Other expense of $10.9 million for the six months ended June 30, 1998, consisting primarily of legal expense and bad debt expense, decreased $0.2 million from the amount reported for the comparable period in 1997. As a percentage of operating revenue, other expense decreased to 2.1% for the six months ended June 30, 1998 from 2.5% for the comparable period in 1997.

  Operating Income. Operating income increased by $16.1 million to $16.1 million for the six months ended June 30, 1998, from the $29 thousand reported for the comparable period in 1997. This improvement was primarily due to the increased volumes and yield ($68.0 million), which was offset by increased expenses ($51.9 million).

  Intercompany Interest Income. Intercompany interest income increased 19.7% to $6.1 million for the six months ended June 30, 1998, from $5.1 million for the comparable period in 1997. This increase was due to higher intercompany balances from favorable cash flow from improved earnings.

 1997 Compared to 1996

  Operating Revenue. Operating revenue decreased 1.6% to $946.0 million in 1997, from $961.0 million in 1996. The decrease was primarily due to a 13% decrease in tonnage hauled ($105.7 million). This volume decrease was a result of pricing initiatives begun in mid-1996. Partially offsetting the decrease in tonnage, an increased average yield of $11.24 per hundredweight was attained in 1997, as compared to $9.97 in 1996 ($90.7 million). The improvement in yield was attributable to contract renegotiation with national customers, as well as a general rate increase of 5.9% implemented at the beginning of 1997.

  Operating Expenses. Salaries, wages and benefits decreased 8.1% to $572.4 million in 1997 from $622.6 million in 1996. As a percentage of operating revenue, salaries, wages and benefits decreased to 60.5% in 1997, from 64.8% in 1996. This improvement was a result of reduced volume ($64.9 million) and improved productivity ($5.6 million), and was slightly offset by a 3.1% wage increase ($17.3 million) and the shift from purchased services to Company wages ($3.1 million).

  Supplies and expenses decreased 15.8% to $109.9 million in 1997, from $130.6 million in 1996. As a percentage of operating revenue, supplies and expenses decreased to 11.6% in 1997, from 13.6% in 1996. This reduction was due to reduced volume ($16.8 million), favorable fuel prices ($2.5 million), and reduced outside vehicle maintenance expense ($1.3 million).

  Operating taxes decreased 10.7% to $41.1 million in 1997 from $46.0 million in 1996. As a percentage of operating revenue, operating taxes decreased to 4.3% in 1997, from 4.8% in 1996. This change was a result of lower consumption of fuel ($4.1 million), as well as reduced expenses related to a smaller fleet and a lower number of facilities ($0.8 million).

  Claims and insurance decreased 10.6% to $30.3 million in 1997, from $33.9 million in 1996. As a percentage of operating revenue, claims and insurance decreased to 3.2% in 1997 from 3.5% in 1996. This improvement was due primarily to the implementation of several claims prevention programs, resulting in reduced claims expense.

  Rents and purchased transportation decreased 17.2% to $75.6 million in 1997, from $91.4 million in 1996. As a percentage of operating revenue, rents and purchased transportation decreased to 8.0% in 1997, from 9.5% in 1996. The reduction was primarily a result of decreased volume ($11.9 million). In addition, savings were realized from an initiative to have more freight handled by Company employees as opposed to outside vendors, partially offset by the shift from rail to more expensive contract linehaul in order to maintain high levels of service ($3.9 million).

  Communications and utilities decreased 10.2% to $17.5 million in 1997, from $19.5 million in 1996. As a percentage of operating revenue, communications and utilities decreased to 1.8% in 1997 from 2.0% in 1996. This absolute dollar reduction reflects the lower number of facilities ($0.7 million), decreased shipment volume and controlled spending in communications (aggregating $1.3 million).

  Depreciation decreased 6.4% to $42.5 million in 1997, from $45.4 million in 1996. As a percentage of operating revenue, depreciation decreased to 4.5% in 1997, from 4.7% in 1996. This decrease was a result of fewer facilities and a reduced fleet size.

  Other expenses increased 36.9% to $26.8 million in 1997, from $19.6 million in 1996. As a percentage of operating revenue, other expense increased to 2.8% in 1997, from 2.0% in 1996. This increase was primarily due to an increase in legal ($3.2 million) and bad debt expense ($2.1 million).

  Operating Income. Operating income increased $77.8 million to $10.3 million in 1997, from an operating loss of $67.5 million in 1996. The improvement was primarily attributable to the decrease in revenue ($15.8 million) being offset by a much higher decrease in operating expenses ($92.8 million), as described above.

  Intercompany Interest Income. Intercompany interest income increased 22.8% to $11.4 million in 1997, from $9.3 million in 1996. The increase was due to higher intercompany balances resulting from favorable cash flow from improved earnings.

 1996 Compared to 1995

  Operating Revenue. Operating revenue decreased 1.5% to $961.0 million in 1996, from $976.0 million in 1995. During the second quarter 1996, a pricing initiative was implemented, targeting the Company's largest low-margin accounts, representing approximately 20% of revenues. Significant price increases were sought from all of these customers, and as a result most of the volume was lost when customers did not agree to the increases. The resulting revenue decrease was due to the lost tonnage from these customers ($38.0 million), partially offset by improvements in yield ($18.3 million), as well as the assessment of a fuel surcharge beginning in June of 1996 ($4.7 million).

  Operating Expenses. Salaries, wages and benefits decreased 0.5% to $622.6 million in 1996 from $625.6 million in 1995. As a percentage of operating revenue, salaries, wages and benefits increased to 64.8% in 1996, from 64.1% in 1995. The decrease in absolute cost was a result of a reduction in headcount primarily due to lower volumes and reductions in the general and administrative work force during the second and fourth quarters ($31.3 million), offset by a general wage increase of 3.3% and other wage adjustments ($24.6 million), and severance pay ($3.7 million).

  Supplies and expenses increased 3.7% to $130.6 million in 1996, from $125.9 million in 1995. As a percentage of operating revenue, supplies and expenses increased to 13.6% in 1996, from 12.9% in 1995. The increase was primarily a result of a 36% increase in fuel price per gallon ($7.4 million), and was offset by reduced miles driven, as well as the implementation of cost control measures for general and operating supplies expense ($2.7 million).

  Operating taxes decreased 6.2% to $46.0 million in 1996 from $49.1 million in 1995. The decrease was consistent with the reduction in volume. As a percentage of operating revenue, operating taxes decreased to 4.8% in 1996 from 5.0% in 1995.

  Claims and insurance increased 11.7% to $33.9 million in 1996, from $30.4 million in 1995. As a percentage of operating revenue, claims and insurance increased to 3.5% in 1996, from 3.1% in 1995. This increase was due to service deterioration.

  Rents and purchased transportation increased 9.7% to $91.4 million in 1996, from $83.3 million in 1995. As a percentage of operating revenue, rents and purchased transportation increased to 9.5% in 1996, from 8.5% in 1995. The increase was primarily due to a higher usage of substitute linehaul (contract and rail) in an effort to balance freight flows ($4.1 million). In addition, local purchased transportation expense increased by approximately $2.2 million, and building and equipment rental expense increased by approximately $1.5 million.

  Communications and utilities increased 2.3% to $19.5 million in 1996 from $19.1 million in 1995. As a percentage of operating revenue, communications and utilities was 2.0% for both 1996 and 1995. The cost increase was primarily due to harsh weather conditions in the first quarter of 1996, which resulted in higher utilities expense ($0.3 million).

  Depreciation increased 1.1% to $45.4 million in 1996, from $44.9 million in 1995. As a percentage of operating revenue, depreciation increased to 4.7% in 1996 from 4.6% in 1995. This increase was a result of the $24.5 million of capital expenditures made during the second half of 1995 and 1996.

  Other expense increased 12.6% to $19.6 million in 1996, from $17.4 million in 1995. The increase was due to higher professional services expense ($2.1 million). As a percentage of operating revenue, other expense increased to 2.0% in 1996 from 1.8% in 1995.

  Operating Income. Operating loss increased $28.3 million to $67.5 million in 1996 from the $39.2 million loss reported in 1995. As a percentage of operating revenue, operating loss increased to 7.0% in 1996, from 4.0% in 1995. The higher loss was due to reduced revenue ($15.0 million) and increased expense ($13.3 million), as described above.

  Other Income. Other income increased by $3.4 million to $3.1 million in 1996, from a loss of $0.3 million in 1995. This increase was primarily due to the sale of properties resulting from the consolidation of facilities during 1996.

SEASONALITY AND QUARTERLY RESULTS OF OPERATIONS

  In the LTL trucking industry, revenues generally follow a seasonal pattern as customers reduce shipments during and after the winter holiday season. Also, highway transportation can be adversely affected depending upon the severity of the weather in various sections of the country during the winter months. The Company's operating expenses have historically been higher in winter months. Accordingly, the Company's results of operations may fluctuate to reflect such seasonality. Since 1996, these seasonal factors have been somewhat offset by the effects of the turnaround.

  The following table summarizes certain quarterly financial and other data for the Company for 1996, 1997 and the first two quarters of 1998:

                                                               QUARTER ENDED
                     --------------------------------------------------------------------------------------------------
                     MARCH 31, JUNE 30, SEPT. 30, DEC. 31, MARCH 31,  JUNE 30,  SEPT. 30,  DEC. 31,  MARCH 31, JUNE 30,
                       1996      1996     1996      1996      1997      1997       1997      1997      1998      1998
                     --------- -------- --------- -------- ---------- --------- ---------- --------- --------- --------
STATEMENT OF INCOME
 DATA (MILLIONS):
Operating revenue     $255.1    $256.6   $234.2    $215.1    $214.1    $237.3     $249.6    $245.0    $257.4    $261.9
Operating expenses:
 Salaries, wages
  and benefits.....    168.7     163.6    152.1     138.2     135.6     144.7      149.0     143.1     154.4     158.7
 Supplies and
  expenses.........     35.8      35.4     30.6      28.7      25.7      26.4       27.4      30.4      28.4      28.9
 Operating taxes...     13.0      12.4     10.7       9.9      10.7      10.4        9.8      10.2      11.0      10.9
 Claims and insur-
  ance.............      7.8       8.8      9.0       8.3       7.0       7.4        8.0       7.9       8.1       7.7
 Rents and
  purchased
  transportation...     27.5      28.2     19.2      16.6      14.4      17.9       20.2      23.0      21.5      21.0
 Communication and
  utilities........      5.4       4.7      4.8       4.7       4.8       4.3        4.1       4.2       4.5       4.6
 Depreciation......     11.4      11.4     11.7      10.9      10.5      10.6       10.6      10.9      11.2      11.7
 Amortization of
  goodwill.........      4.9       4.9      4.9       4.9       4.9       4.9        4.9       4.9       4.9       4.9
 Other expenses....      5.3       4.7      4.5       4.9       5.2       5.9        6.8       9.0       5.2       5.6
                      ------    ------   ------    ------    ------    ------     ------    ------    ------    ------
  Total operating
   expenses........    279.8     274.1    247.5     227.1     218.8     232.5      240.8     243.6     249.2     254.0
Operating income
 (loss)............    (24.7)    (17.5)   (13.3)    (12.0)     (4.7)      4.8        8.8       1.4       8.2       7.9
Intercompany inter-
 est income........      1.8       2.1      2.5       2.9       2.4       2.6        3.1       3.3       3.0       3.1
Interest expense...       .4        .4       .4        .3        .3        .3         .6        .5        .4        .4
Other income (ex-
 pense)............       --        --       .2       2.9        --       (.4)        .2        .1        .2        .3
                      ------    ------   ------    ------    ------    ------     ------    ------    ------    ------
Income (loss)
 before income
 taxes.............    (23.3)    (15.8)   (11.0)     (6.5)     (2.6)      6.7       11.5       4.3      11.0      10.9
Income taxes (bene-
 fits).............     (6.9)     (4.0)    (2.2)      (.5)      1.0       4.5        6.4       3.7       6.2       5.6
                      ------    ------   ------    ------    ------    ------     ------    ------    ------    ------
Net income (loss)..   $(16.4)   $(11.8)  $ (8.8)   $ (6.0)   $ (3.6)   $  2.2     $  5.1    $   .6    $  4.8    $  5.3
                      ======    ======   ======    ======    ======    ======     ======    ======    ======    ======
SELECTED OPERATING
 DATA:
Operating ratio
 (excluding good-
 will).............    107.8%    104.9%   103.6%    103.3%     99.9%     95.9%      94.5%     97.4%     94.9%     95.1%
Gross weight hauled
 (billions of
 pounds)...........      2.6       2.6      2.3       2.0       1.9       2.1        2.1       2.1       2.1       2.1
Shipments (mil-
 lions)............      2.2       2.2      2.0       1.8       1.7       1.9        2.1       1.9       2.0       2.0
Average revenue per
 hundredweight.....    $9.65     $9.73   $10.16    $10.49    $11.11    $11.09     $11.39    $11.35    $11.87    $12.01
Average length of
 haul (miles)(1)...      745       746      729       732       719       724        735       747       764       763
Linehaul load
 factor (thousands
 of pounds)(2).....     12.0      12.0     12.4      13.1      12.7      12.6       12.6      12.6      12.7      12.9

-------
(1) LTL only (weighted by cubic feet).
(2) Average weight per 28-foot-long trailer.

LIQUIDITY AND CAPITAL RESOURCES

  Net cash from operations was $42.6 million, $71.4 million and $27.0 million in 1996, 1997 and the six months ended June 30, 1998, respectively. Net cash from operations is attributable primarily to changes in net income (loss) and working capital items. In June 1998, the Company made a $10 million payment to the employee retirement plan. As a result, the plan is fully funded on both an accumulated benefit obligation and a projected benefit obligation basis.

  The Company's business requires substantial ongoing capital investments, particularly for new tractors and trailers. Capital expenditures totaled approximately $10.5 million, $40.4 million, and $26.1 million during 1996, 1997 and the six months ended June 30, 1998, respectively, as set forth below:

                                                       YEAR ENDED
                                                        DECEMBER
                                                           31,          SIX
                                                       ----------- MONTHS ENDED
                                                       1996  1997  JUNE 30, 1998
                                                       ----- ----- -------------
                                                             (IN MILLIONS)
   Revenue equipment.................................. $ 4.9 $24.3     $13.3
   Land and buildings.................................    .6  10.2       7.2
   Other equipment....................................   5.0   5.9       5.6
                                                       ----- -----     -----
     Total capital expenditures....................... $10.5 $40.4     $26.1
                                                       ===== =====     =====

  The Company has budgeted capital expenditures of $58.2 million for 1998, including $32.1 million for the last six months of the year, and currently expects 1999 capital expenditures to be approximately $60.0 million. The Company's 1998 capital budget includes $12.4 million to purchase new tractors and $2.2 million for new trailers in the last six months of 1998. In addition, the Company plans to spend approximately $9.9 million on real estate projects in the last six months of 1998, including facilities in Dallas, Texas; Memphis, Tennessee; Nashville, Tennessee; Tyler, Texas; and Fontana, California. The Company also plans to purchase $7.7 million of other equipment, primarily computer-related products, lift trucks and scales, during the last six months of 1998. The Company expects that on an annual basis capital expenditures in 1998 and 1999 will be funded by cash flow from operations.

  The Company's capital expenditures have been funded primarily through cash provided by operations and to a lesser extent by the proceeds of sales of used equipment and real estate. The Company generated cash proceeds from the sales of used tractors of $1.1 million, $3.0 million and $0.4 million in 1996, 1997 and the six months ended June 30, 1998, respectively. The Company also generated cash proceeds from the sale of land and buildings of $7.9 million, $7.0 million, and $2.6 million in 1996, 1997 and the six months ended June 30, 1998, respectively. Cash proceeds from the sale of other assets were $1.0 million and $0.5 million in 1996 and 1997, respectively. There were no material cash proceeds from the sale of other assets in the six months ended June 30, 1998.

  Net cash used in financing activities was approximately $50.1 million, $43.0 million and $2.1 million in 1996, 1997 and the six months ended June 30, 1998, respectively. The Company paid cash dividends to UPC of $16.0 million, $16.0 million and $8.0 million in 1996, 1997 and the six months ended June 30, 1998, respectively. The Company repaid $2.8 million, $3.0 million and $1.5 million of debt in 1996, 1997 and the first six months of 1998, respectively, consisting entirely of capitalized lease obligations. The Company paid net cash advances to UPC of $26.9 million in 1996 and $30.6 million in 1997, and received net cash advances from UPC of $7.9 million in the first six months of 1998. At June 30, 1998, long-term debt totaled $3.9 million, maturing through 2000, and obligations relating to operating leases totaled $20.3 million through 2010.

  Following the Offering, the Company intends to retain its future earnings for general corporate purposes, including working capital and capital improvements. Any payment of cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by the Company's Board.

  In connection with the Offering, the Company and Crestar Bank ("Crestar") have entered into a commitment letter (the "Commitment Letter") for a bank revolving credit facility (the "Bank Credit Facility") that will provide up to $200 million of available credit. An initial borrowing of $105 million under the Bank Credit Facility will be used to pay a portion of the consideration for the Acquisition. Thereafter, the Company expects to utilize the Bank Credit Facility primarily for (i) periodic borrowings for working capital and capital expenditures and (ii) to support trade letters of credit. The Bank Credit Facility will terminate on the fifth anniversary of its closing, at which time the principal and accrued interest of all outstanding borrowings will be due.

  The Bank Credit Facility will contain various financial and other covenants, including covenants requiring the Company to maintain certain financial ratios. The Bank Credit Facility will also contain various events of default, including a cross default to other outstanding indebtedness. The closing of the Bank Credit Facility will be conditioned on, among other things, the completion of the Offering. The Company expects that cash flow from operations will be sufficient to pay anticipated interest expense on borrowings under the Bank Credit Facility. The Company does not believe that compliance with the covenants contained in the Bank Credit Facility will have a material impact on the Company's liquidity or results of operations. See "Bank Credit Facility."

ENVIRONMENTAL MATTERS

  The Company generates and transports hazardous and nonhazardous materials in its current and former operations, and is subject to federal, state and local environmental laws and regulations. A liability of approximately $1 million has been accrued for future costs at all sites where the Company's obligation is probable and where such costs can be reasonably estimated. The Company believes that it has adequately accrued for its ultimate share of costs at sites where it is alleged to be subject to joint and several liability. Future environmental obligations are not expected to have a material impact on the results of operations or financial condition of the Company.

  The Company or its current or former operating subsidiaries have been notified by the U.S. Environmental Protection Agency that it or they are a potentially responsible person under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") or other federal or state environmental statutes at 11 hazardous waste sites. Under CERCLA, the Company may be jointly and severally liable for all site remediation and expenses. After investigating the nature and costs of potential response actions at these sites and its own involvement, alone and in relation to the involvement of other named potentially responsible parties, in waste disposal or waste generation at such sites, the Company has resolved its liability through de minimis settlements or believes that its obligations with respect to all such sites not subject to settlement will involve immaterial monetary liability, though there can be no assurances in this regard. Furthermore, management believes it is in material compliance with all laws applicable to its operations and is not aware of any situation or condition that it believes is likely to have a material adverse effect on the Company's business, financial condition or results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which is effective for all periods in 1998. The Company has adopted the provisions of SFAS No. 130 effective January 1, 1998. The components of comprehensive income include, among other things, changes in the market value of futures contracts which qualify for hedge accounting and any net loss recognized as an additional pension liability but not yet recognized as net periodic pension cost. Adoption of SFAS No. 130 had no impact on the financial statements for the six months ended June 30, 1998.

  Also in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," that will be effective in 1998. Management is currently analyzing the effects of this statement and does not believe the effects will be material.

  In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The Company has elected to adopt the provisions of SFAS No. 132 in its 1997 financial statements.

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" that will be effective in 2000. Management has not yet determined the effect, if any, SFAS No. 133 will have on the Company's financial statements, but expects the effect to be minimal.

YEAR 2000 COSTS

  In 1995, the Company began modifying its computer systems to process transactions involving the year 2000 and beyond. Costs to convert these systems, estimated to total $7 million, are expensed as incurred. To date, approximately 70% of the Company's mainframe applications have been converted, and the Company plans to complete the conversion of the entire mainframe environment by year-end 1998. Vendor-purchased PC and client server packages will be upgraded to year 2000 releases by year-end 1998. In addition, the Company is requesting certification letters from all major suppliers to ensure the ability of those vendors to provide products that are year 2000 compliant during the millennium changeover. All work is planned to be completed no later than the second quarter of 1999.

  The Company believes its systems will be successfully and timely modified. However, failure on the part of the Company or third parties with whom the Company does business to successfully and timely modify applicable systems could materially affect the Company's operations and financial results.

                                   BUSINESS

  The Company is a leading provider of LTL transportation, offering a full spectrum of regional, inter-regional and long-haul services nationwide. Management believes that the Company's operating flexibility and favorable cost structure enhance its ability to effectively compete in the LTL industry by providing its customers with high-quality service on a cost-efficient basis. Over 90% of the Company's revenues are derived from its LTL business, with the remainder derived from truckload services and value-added services which complement the core LTL business. The Company's workforce of approximately 12,500 employees is predominantly non-union. The Company achieved a significant turnaround from 1996 to 1997, with net income (before goodwill amortization) of $23.8 million in 1997 compared to a net loss (before goodwill amortization) of $23.4 million in 1996, and an operating ratio (the ratio of operating expenses before goodwill amortization to total revenues) of 96.8% in 1997 compared to 105.0% in 1996.

  The Company had operating revenues of $946.0 million in 1997 and is the sixth largest provider of LTL services in the United States, serving all three segments of the LTL industry. Approximately 31% of the Company's LTL revenues were derived from the regional segment, 43% were derived from the inter-regional segment and 26% were derived from the long-haul segment during the first six months of 1998. The Company competes principally with national unionized carriers and regional carriers. The Company's flexible work rules and lower cost structure allow it to compete effectively with the national unionized carriers which rely in part on rail service and are bound by restrictive work rules which result in longer transit times and higher costs. Through its national network of 166 service centers, the Company covers more territory than most of its regional competitors. The Company believes that this combination of strengths will enable it to achieve profitable growth in all three LTL segments.

TURNAROUND

  The Company was founded in 1935, became a public company in 1957 and was acquired by UPC in 1986. After the acquisition, the Company initiated a program of geographic expansion and focused on marketing its services to large, national accounts. This rapid expansion, coupled with the sudden growth in the Company's long-haul and inter-regional traffic resulting from the 1994 nationwide strike against unionized LTLs, strained the Company's ability to provide reliable service and resulted in a lack of focus on its traditional regional and inter-regional strengths. In addition, the Company did not rationalize its pricing to accommodate the change in traffic mix, leading to substantial profit and yield erosion. These factors contributed to net losses (before goodwill amortization) of $4.2 million and $23.4 million in 1995 and 1996, respectively. As its service levels and profitability declined, the Company's relations with its employees deteriorated. Since 1994, the Company has received petitions at 65 Company locations to organize under the Teamsters Union. The Company believes that employee relations have improved significantly since the turnaround began, as evidenced by Company victories in seven out of eight union elections held since July 1997. As of the date of this Prospectus, 22 of the Company's 166 service centers are represented by the Teamsters Union, accounting for approximately 14% of the Company's workforce (approximately 17% of the non-management workforce). The Company is currently engaged in negotiations with the Teamsters Union at these service centers, but has not entered into any collective bargaining agreements.

  On July 9, 1998, the Teamsters Union announced that Teamster leaders authorized a nationwide strike to occur at the Company if the Teamsters do not succeed in reaching a contract with the Company. Prior to such announcement, certain Company employees staged one-day work stoppages at four Teamster-represented service centers. Each of the service centers remained open during the day with Company drivers continuing to make pickups and deliveries. The Company expects that additional Teamster-organized work stoppages or other job actions may be staged throughout the Offering period. The Company cannot predict the nature, scope or duration of such activities or the effect such activities may have on the Company's businesses or financial condition. On July 10, 1998, the Company offered the Teamsters Union an opportunity for a system-wide election. The proposal is subject to acceptance by the Teamsters Union and the approval of the NLRB. Under the Company's proposal, if the Company were to win such election the Teamsters Union would no longer represent any Overnite employees. If the Company were to lose such election the Teamsters Union would gain the right to represent all eligible road, city, dock and maintenance employees. Management is confident that the Company would win such election. In 1995, the Company made a similar election offer through the NLRB which was not accepted by the Teamsters Union. See "Risk Factors--Disputes with Labor Organizations."

  The Company's service and operational turnaround began in April 1996, when UPC appointed Leo Suggs, a well-regarded, 40-year trucking veteran, as Chairman and Chief Executive Officer. Mr. Suggs assembled a new management team throughout the organization, from senior managers to service center managers, by selectively hiring and promoting experienced individuals. The new management team developed a plan to restore the Company's reputation for service and reliability and to return the Company to profitability. Management streamlined the Company's operations, closing 14 service centers and reducing its workforce by approximately 15% in 1996. The Company also reviewed the profitability of its major accounts and sought significant rate increases from customers representing approximately 20% of its revenue base. As a result of management's turnaround initiatives and employee commitment, the Company's financial performance improved dramatically between 1996 and 1997. These gains have continued in 1998, as the Company's operating ratio improved from 97.8% in the first six months of 1997 to 95.0% in the first six months of 1998.

BUSINESS STRATEGY

  In restoring high-quality service and returning the Company to profitability over the past two years, the Company's new management team implemented the measures discussed above and focused on four critical on-going areas of the business: service quality, cost control, yield improvement and profitable revenue growth. Management believes that working with its employees to pursue these four success factors will reinforce the gains already achieved in the turnaround, improve financial performance, create a more positive work environment for employees and enhance the Company's ability to continue to reward its employees with a competitive wage and benefits package.

 . Provide Quality Service. Since 1996, management has sought to foster a consistent service culture and institute accountability for service quality throughout the organization. The Company has reduced transit times and continues to focus on on-time delivery of damage-free shipments to customers. The Company has instituted the Daily Service Review with senior, district and service center management to facilitate the timely resolution of operational problems and service improvement opportunities. The Company has also established a Customer Advisory Council to enable management to meet periodically with customers regarding service quality levels, potential new services and to discuss new ideas for improving operations. In the first quarter of 1997, the Company shortened scheduled transit times on approximately half of its lanes without affecting its high level of on-time deliveries. The Company has also increased training for employees to reduce service problems. These efforts have contributed to (i) an improvement in on-time performance from 91.9% in 1996 to 95.9% in 1997 and
   (ii) a 25.4% improvement in exception frequency (the ratio of shipments delivered with shortages or damages to the total shipment handlings) from 1.77% in 1996 to 1.32% in 1997.

 . Improve Cost Controls. The Company has established numerous cost control initiatives since 1996, implementing financial discipline and accountability throughout all levels of management. These measures include:
   (i) identification of operational improvement opportunities through the Daily Service Review, (ii) the creation of service center profit and loss statements, which encourage each service center and district manager to manage based on profitability in addition to more traditional operating measures, (iii) a weekly financial review process for senior management to allow for timely corrections to financial or operational problems and (iv) a weekly analysis of general and administrative expense levels for each location. In addition, management has initiated a multi-year "cost of quality" process to identify cost reduction opportunities in target business functions, such as billing accuracy, claims prevention and network operations. Management anticipates that these cost control initiatives, coupled with the "cost of quality" process, will result in significant cost savings and other productivity improvements.

 . Continue Yield Improvement. The Company introduced several programs to improve its pricing discipline, including rationalizing prices on its largest, low-margin accounts (representing approximately 20% of its revenue base), improving freight mix and increasing pricing on certain lanes to reflect market rates and cost of operations. A pricing committee, comprising representatives from a cross-section of senior management, was established to review all pricing decisions for large customers. In addition, the Company implemented a contract performance review system to analyze account profitability after the award of a contract to ensure that shipment levels and service requirements are consistent with bid assumptions. These initiatives have contributed to a 12.7% increase in average revenue per hundredweight, from $9.97 in 1996 to $11.24 in 1997.

 . Achieve Profitable Revenue Growth. The Company has enhanced its existing sales force, instituted sales goals, targeted high-margin accounts and implemented a profitability-based sales incentive program to achieve profitable revenue growth. The Company upgraded the quality of its sales force through selective hiring and increased training. The Company improved the compensation program for its sales employees by creating a sales incentive plan based on revenues and profitability that enables sales employees to earn quarterly incentives of up to 41% of base salary on an annual basis. In addition, sales representatives are required to formulate daily, weekly, monthly and annual sales plans which are reviewed with district and senior management on a weekly basis. The Company enhanced its existing sales force with a new department (Inside Sales) focused on high-margin, small accounts. These initiatives have contributed to an increase in revenues of 15.1% from $451.3 million in the first six months of 1997 to $519.3 million in the first six months of 1998. At the same time, the Company has increased net income (before goodwill amortization) from $8.3 million in the first six months of 1997 to $19.8 million in the first six months of 1998.

 . Maintain Positive Work Environment. Management believes that employee satisfaction and commitment to the Company's strategies described above are critical to its success. Management intends for all employees to benefit from the Company's success through improved wages, benefits and job security. To date, the Company has implemented and enhanced incentive plans that reward employees for focusing on service quality, cost control, safety, yield improvement and profitable revenue growth. Management regularly meets with all employees to discuss these factors and listen to ideas for achieving these objectives. To fortify employee commitment to the Company's financial success, the Company plans to grant all employees stock options for shares of Common Stock, contingent on completion of the Offering, and to maintain an employee stock purchase plan that will permit employees to invest directly in the Company.

  Management's emphasis on the critical success factors discussed above has reestablished the traditional Overnite culture by focusing on meeting or exceeding service commitments while offering competitive pricing and maintaining an efficient cost structure. Management believes that the return to the traditional Overnite culture and continued focus on these critical areas will enable the Company to sustain its competitive advantage and successfully pursue its growth strategy.

GROWTH STRATEGY

  With a new management team in place and the cultural change and turnaround well underway, the Company has implemented a strategic planning process to develop its growth strategy. This process includes an in-depth analysis of both market and competitor trends affecting the Company. From this analysis, management believes that the Company has significant growth opportunities, particularly in the inter-regional and long-haul LTL markets, through further penetration of existing markets, expansion into new markets and development of new services. In addition, the Company intends to maintain its strong presence in the regional markets. Furthermore, the Company is well-positioned to implement its growth strategy through its efficient cost structure, operating flexibility, breadth of geographic coverage and economies of scale. The Company's strategy is to pursue disciplined growth through the following:

 . Expand Inter-Regional Traffic. The inter-regional LTL segment currently accounts for approximately 43% of the Company's total LTL revenues in the first six months of 1998. Management believes that inter-regional traffic represents a significant growth opportunity for the Company, particularly in the eastern half of the United States, where the Company benefits from strong brand name recognition and extensive geographic coverage. A substantial portion of inter-regional traffic is served by the national, unionized LTL carriers. The Company believes that it offers better service quality and shorter transit times on more lanes than these carriers, at competitive prices. The Company also believes that it has a competitive advantage over the regional carriers, some of whom are also targeting this traffic, because it is already operating an expansive network that extends beyond the boundaries of most regional and niche carriers. To capitalize on its strengths, the Company plans to focus marketing efforts on inter-regional services to new and existing customers.

 . Continue to Penetrate Long-Haul Markets. The long-haul LTL business is served primarily by four unionized nationwide carriers. Long-haul services accounted for approximately 26% of the Company's total LTL revenues in the first six months of 1998 and has grown as a percentage of total LTL revenues over the past year. The Company plans to increase its share of the long-haul market by continuing to offer faster transit times and more reliable service at competitive prices. The Company currently provides nationwide long-haul service that includes all major metropolitan areas. In order to increase its share of the long-haul market, the Company intends to further expand its coverage in the western United States.

 . Continue to Grow Regional Business. The regional market represented approximately 31% of the Company's LTL revenues in the first six months of 1998. Traditionally, the Company was the largest regional carrier in the southeastern United States. This position enabled the Company to successfully expand regional coverage and develop inter-regional traffic. The Company's ability to offer inter-regional and long-haul services in addition to its high quality regional services provides it with the competitive advantage of being able to offer a full range of services to its regional customers. With its restored high-quality service product, the Company intends to leverage its brand name recognition and long-standing customer relationships to grow its regional business.

 . Increase Sales to Local Accounts. Locally managed accounts produce higher margins for the Company than national accounts and provide the Company with incremental revenues and a more diversified customer base. Local accounts represented approximately 44% of the Company's total tonnage shipped in the first six months of 1998. The Company plans to increase local account revenues through sales promotions, continued expansion of the newly-developed Inside Sales department and implementation of programs that emphasize the development of driver-customer relationships and encourage driver-generated sales leads. Furthermore, management has designed the Company's profitability-based sales incentive program to motivate the sales force to emphasize high margin, local accounts.

 . Develop and Promote New Value-Added Services. In the past year, the Company has introduced and expanded ancillary high-margin businesses, such as guaranteed and expedited services, cross-border, trade show, and assembly and distribution, that leverage the Company's existing infrastructure.
   These ancillary services offer the Company a significant growth opportunity given the size and growth potential of each of these market segments. For 1997, these services together represented approximately 3% of total operating revenues. The Company estimates that the guaranteed and expedited LTL services represents about $1-2 billion in annual revenues, Canadian and Mexican cross-border LTL market represents about $2 billion in annual revenues, and the trade show market represents about $500 million in annual revenues. The Company intends to continue to capitalize on these profitable market opportunities and develop additional customer-specific transportation solutions to suit the growing needs of its current customers and complement its core offerings to attract new customers.

INDUSTRY OVERVIEW

  The for-hire trucking industry is typically divided into two segments, LTL and truckload. The size of the domestic truckload segment, which has historically hauled shipments over 20,000 pounds, is estimated to be over $30 billion dollars in annual revenues. The size of the LTL industry, which typically hauls shipments that are less than 20,000 pounds, is estimated to be between $18 and $22 billion in annual revenues. The Company's primary business is LTL transportation. LTL carriers, including the Company, also haul some truckload shipments to add revenue or increase equipment utilization, especially in back-haul lanes. Over the last decade truckload carriers, and to a lesser extent the overnight package carriers, have entered the traditional LTL markets by altering the size limits of the shipments they haul. The Company believes that this competition, absent some extraordinary change in the pricing environment or operating methodologies, has reached its natural limits and the LTL industry will continue to grow with the U.S. economy.

  The trucking industry has been substantially deregulated by the enactment of the Motor Carrier Act of 1980, the Trucking Industry Regulatory Reform Act of 1994, the Federal Aviation Administration Authorization Act of 1994 and the ICC Termination Act of 1995. As a result, trucking companies are now able to expand the territory in which they provide pickup and delivery service and new competitors can enter the interstate and intrastate LTL and truckload markets without overcoming any significant regulatory barriers.

  In general, customers are looking for consistent, high-quality, on-time performance and reduced transit times at a lower cost. Additionally, customers want more information about their shipments throughout the shipment cycle. In this environment, carriers that can distinguish themselves through quality of service, information services and scope of offerings, have demonstrated the ability to grow in size and market share and should advance at the expense of other carriers.

 The LTL Industry

  The LTL industry has been consolidating over the last few years, and recent increases in the demand for LTL services have resulted in tightening capacity and increasing freight rates. The LTL industry is composed of three segments: regional, inter-regional and long-haul. The regional segment covers lanes shorter than 500 miles that generally involve next-day and two-day service, and is primarily served by a large number of non-union regional and niche carriers. The inter-regional segment, where lanes are generally between 500 and 1,200 miles, is primarily served by large regional carriers and national unionized carriers. The long-haul segment, where lanes are generally over 1,200 miles, is served primarily by the national carriers. The Company estimates that the 25 largest LTL carriers generated approximately $17 billion in revenues and constituted at least 80% of the LTL market in 1997.

SERVICES

  LTL Services. The Company offers a full range of regional, inter-regional and long-haul LTL services in all 50 states, and portions of Canada, Mexico, Puerto Rico and Guam. Approximately 31% of the Company's LTL revenues in the first six months of 1998 were derived from the regional segment, 43% from the inter-regional segment and 26% from the long-haul segment. The Company provides LTL services through its network of 166 service centers and 35 agents. The Company's LTL business is concentrated in the eastern half of United States, where the Company provides service to all of the primary and secondary markets through its own service centers and benefits from greater brand name recognition. The Company also provides long-haul service to the west coast through 14 service centers and interline partners in the western United States. The Company has recently expanded to provide direct coverage to approximately 95% of the population of Texas and offers extensive LTL service between the United States and Canada through its service center in Montreal and agency relationships covering the rest of Canada. In 1997, LTL service represented over 90% of total operating revenues. The Company transports a variety of products, including chemicals, fabricated metal products, textiles, machinery, electronics and paper products.

  The Company manages the time critical nature of its services through a focus on on-time departures and disciplined operations. The Company's network is a hybrid of the "direct-load" network used by regional carriers and the "hub-and-spoke" network typically associated with long-haul carriers. The Company maximizes its network efficiency through "direct loading" where it has the density to do so, and using consolidation points on lanes lacking the necessary density. While the Company has six main breakbulk centers, over 40 of its service centers handle some "through freight" to help balance the number of loads moving on a lane, optimize the number of loads generated, reduce circuity and lessen the dependence on its largest hubs. The Company employs a combination of single drivers (one driver in the tractor) performing round trips and long runs (involving a layover at another service center) and sleeper teams (two drivers in a tractor) to move loads between service centers. Many of its drivers unload and load their trailer as part of the planned work schedule. The flexibility of having drivers work on the dock helps the Company manage its labor cost according to the volume of business.

  LTL-Related Services. The Company has developed certain high-margin specialized services that are targeted to specific market niches that leverage the strengths of the Company's existing distribution network. For 1997, these services together represented approximately 3% of total operating revenues.

   Guaranteed Transportation Solutions. The Company offers guaranteed and expedited delivery service for time-critical LTL shipments with commitments sometimes as much as three days faster than the Company's standard transit time. In providing this service, the Company primarily uses its own resources, but in certain cases makes specialized arrangements with airfreight carriers and commercial airlines to extend the reach or shorten the transit time to meet the customer's requirements.

   Cross-border Services. The Company offers specialized services for customers transporting freight across the Canadian and Mexican borders. The Company provides single carrier responsibility for cross-border shipments, eliminating the need to deal with a second carrier in the destination country. The Company also handles customs documentation for the shippers and provides an advance customs clearance process that allows shipments to be cleared immediately upon arrival at the border.

   Trade Show Services. This service, which the Company began to offer in 1997, focuses on the time- sensitive market for exhibit transportation. The Company estimates that the trade show transportation market is approximately $500 million in annual revenues, with profit margins superior to those of ordinary LTL traffic.

  Assembly and Distribution. Using its extensive service center network and hub service centers, the Company offers assembly and distribution services. The Company performs assembly services by picking up LTL shipments for a customer across multi-state areas, transporting them to a regional hub and consolidating them into a full truckload for inter-regional or long haul transport. The Company performs distribution services by receiving the truckload at a regional hub and separating it into LTL shipments which are transported by the Company to designated customers throughout a multi-state area.

  Truckload Services. The Company's truckload service provides for the transportation of freight by the truckload (using trailers 28 feet in length) from a single customer. The Company provides truckload services primarily as an ancillary service to its LTL national and local accounts, using its LTL staff and network. In addition, the Company's Streamline Volume Services group works with dispatchers to identify back haul lanes and markets truckload services to major shippers to secure freight for returning trucks. Truckload traffic, excluding the Special Services Division (described below), accounted for 6% of the Company's tonnage and 3% of the Company's operating revenues in 1997.

  Special Services Division. The Company's Special Services Division offers premium-service dedicated full truckload transportation to selected markets where on-time reliability is a critical requirement. The Company targets this service to customers that employ "just-in-time" manufacturing and others, such as automobile manufacturers, that employ time-sensitive inventory management systems. The Company positions itself as a provider of premium service at compensatory rates rather than competing solely on the basis of price. Currently, the majority of this division's business involves transport of intermodal rail containers and regional dry-van transportation for the auto industry. In 1997, the Special Services Division represented approximately 2% of total operating revenues.

SALES AND MARKETING

  The Company's sales force of approximately 400 employees is organized into three segments. Approximately 20 national account managers develop relationships with large customers that have multiple shipping locations and centralized decision making. Approximately 340 local account managers are responsible for generating sales through locally-managed accounts within a territory covered by one of the Company's service centers. Approximately 40 Inside Sales associates establish and maintain their own customer base of small accounts and can develop leads for the local account managers. All sales professionals participate in incentive compensation plans based on revenues and profitability that offer the opportunity to earn quarterly incentives of up to 41% of base salary on an annual basis. From time to time, the Company will solicit direct city driver involvement in the sales effort through promotional contests with potential for significant awards for participating drivers.

  The Company uses its shipment costing systems to direct the efforts of its sales and marketing team. The system assigns an activity cost to every shipment which can then be summarized by customer, by origin-destination lane, by service center or by commodity. For any segment of the business, the Company can analyze profitability, contribution to fixed cost, cost relative to other similar segments and price relative to similar segments. By looking at these measures, the sales team is able to target accounts that need to be renegotiated and identify, and thereby focus on, customers and commodities which have the greatest profit potential.

SERVICE CENTERS

  The Company operates 166 service centers totaling 8,430 loading doors. The 20 largest service centers, in terms of the number of loading doors, are listed below.

   SERVICE CENTER                                             DOORS OWNED/LEASED
   --------------                                             ----- ------------
   Gaffney, SC...............................................   264    Owned
   Harrisburg, PA............................................   187    Owned
   Kansas City, KS...........................................   162    Owned
   Lexington, KY.............................................   147    Owned
   Memphis, TN...............................................   147    Owned
   Atlanta, GA...............................................   138    Owned
   Minneapolis, MN...........................................   135    Owned
   Los Angeles, CA...........................................   125    Owned
   Greensboro, NC............................................   124    Owned
   Richmond, VA..............................................   124    Owned
   Baltimore, MD.............................................   122    Owned
   South Holland, IL.........................................   121    Leased
   Charlotte, NC.............................................   119    Owned
   Columbus, OH..............................................   115    Owned
   Chicago, IL...............................................   110    Owned
   Detroit, MI...............................................   107    Owned
   Richfield, OH.............................................   107    Owned
   Raleigh-Durham, NC........................................   103    Owned
   Greenville, SC............................................    98    Owned
   Louisville, KY............................................    92    Owned
                                                              -----
   Total of Top 20........................................... 2,647
   107 others owned.......................................... 4,743
   39 others leased.......................................... 1,040
                                                              -----
     Total................................................... 8,430

FLEET

  As of December 31, 1997, the Company operated a fleet of 4,876 tractors, 19,439 trailers and 1,616 forklifts. The number, type and age of the tractors and trailers are summarized below.

                                    TRACTORS                     TRAILERS
                     -------------------------------------- -------------------
                     ROAD AND LOCAL          STRAIGHT        28-
AGE                     DAY CABS    SLEEPERS  TRUCKS  TOTAL  FOOT  VANS  TOTAL
---                  -------------- -------- -------- ----- ------ ----- ------
0-3 years...........       600        132        1      733  1,208   462  1,670
4-6 years...........     1,417        140      --     1,557  5,988   806  6,794
7-12 years..........     1,983        198       74    2,255  4,953 1,418  6,371
Over 12 years.......       329        --         2      331  1,588 3,016  4,604
                         -----        ---      ---    ----- ------ ----- ------
  Total.............     4,329        470       77    4,876 13,737 5,702 19,439
                         =====        ===      ===    ===== ====== ===== ======

FLEET MAINTENANCE SERVICES

  The Company maintains its fleet through 70 shops strategically co-located with service centers throughout its network. Typically, smaller shops perform repairs and preventive maintenance and larger shops have the ability to do complete engine rebuilds and body work for tractors and trailers. In addition, the Company operates a tire shop for recapping tires. In 1997, the tire shop recapped over 42,000 tires, more than twice the number of new tires purchased. The Company produces recapped tires for approximately 40% of the cost of buying recaps. The Company also operates five "mobile shop" vans that perform preventive maintenance checks and minor repairs. In total, the fleet services department employs over 650 mechanics and 150 administrative, clerical and management personnel. The Company augments its fleet maintenance capability through purchased services that amount to just over 8% of its total fleet maintenance expenditures.

INFORMATION TECHNOLOGY

  Sophisticated information systems are vital to the Company's profitability and growth. The Company's mainframe system provides comprehensive data collection for critical information, including all freight and equipment movement events, sales calls and activity, billing and rating information and customer activity information. The Company has built a data warehouse to evaluate every material component of a shipment's cost. The data warehouse serves as an information repository used extensively throughout the Company to control costs, improve operational efficiency and enhance revenue yield. The information provides decision support for evaluating business indicators, such as the profitability of a specific customer or the operational efficiency of a service center.

  The Company uses optical document scanning technology to enhance customer service and billing procedures. As a result, customer service representatives can, for example, view images of scanned bills of lading and delivery receipts at their work stations and, if requested, fax a copy of a document to a customer. The Company has an advanced dispatching system to assist in the monitoring of driver/trailer schedules and adherence to business operating plans. Typically, central dispatchers match "extra" loads to available tractors and drivers located within a geographic region, and the system enhances the dispatcher's ability to manage loads and drivers from multiple service centers, thereby improving coordination between dispatchers.

  The Company continues to enhance its means of providing communication abilities via electronic data interchange ("EDI"). The Company supplies customers with a comprehensive PC software package to help facilitate their ability to track shipments, create bills of lading and submit claims using EDI standards. Mainframe-to-mainframe connectivity is also available to certain customers.

FUEL

  For 1997, fuel (excluding fuel taxes) represented approximately 3% of total operating costs. As of June 30, 1998, the Company had hedged approximately 42% of its forecasted fuel consumption for the remainder of 1998.

For this portion of its fuel expense, the Company will not be materially affected (positively or negatively) by changes in fuel prices. However, for the remaining 58% of forecasted fuel consumption for the remainder of 1998 and for any other period, to the extent not hedged, fuel costs will change with market prices. When fuel costs exceed the Company's planned levels, the Company seeks to charge a portion of the higher cost to its customers through a fuel surcharge.

COMPETITION

  The LTL industry is highly competitive, and the Company competes against other carriers on the basis of service quality and reliability, as well as price. The Company competes with regional and national motor carriers, and to a lesser extent, with package carriers and railroads, some of which have greater financial and other resources or lower operating costs than the Company. The Company estimates that the 25 largest LTL carriers generated approximately $17 billion in revenues and constituted at least 80% of the LTL market in 1997. The regional market is primarily served by regional, non-union carriers. The long-haul market is primarily served by national, unionized carriers. Regional carriers and national carriers provide inter-regional LTL service. The Company is a full service provider, offering regional, inter-regional and long-haul service to its customers. The Company does not believe that any one carrier is dominant in any of the segments of the LTL industry. The Company believes that it generally competes favorably with most other carriers on the basis of service quality, reliability and price. The Company also believes that its size and lane density are advantages when competing against smaller carriers in the regional and inter-regional markets and disadvantages when competing against the large national carriers in the long haul and in certain cases in inter-regional markets. Additionally, certain smaller niche carriers have greater lane density in certain regional markets which may give them a competitive advantage in service quality and price in those markets.

INSURANCE AND SAFETY

  LTL trucking companies, including the Company, face multiple claims for personal injury and property damage relating to accidents, cargo damage and workers compensation. The Company currently maintains insurance covering these risks, in amounts and subject to deductibles which it believes are adequate for its business.

  UPC administers an insurance program for workers compensation and public liability claims for its corporate entities. Under the insurance program UPC has provided, where required by law or contract, the necessary indemnities, insurance guarantees, or letters of credit for the performance of the Company's obligations. UPC has indemnified certain states and insurance companies against the failure of the Company to pay workers compensation and public liability claims. In some cases, these indemnities are supported by letters of credit under which UPC is liable to the issuing bank. Following the Offering, there will be an increase in the Company's financial guaranty and indemnification requirements and a related increase in its expenses incurred in maintaining related letters of credit and surety bonds, an estimate of which is included in the pro forma consolidated financial statements included elsewhere in this Prospectus. In addition, failure by the Company to remain in compliance with the financial covenants and other terms in its Bank Credit Facility would likely prevent the Company from maintaining the letters of credit and surety bonds necessary to maintain the insurance agreements, which could adversely affect the Company's business or financial condition.

EMPLOYEES

  The Company has over 12,500 employees, over 9,800 of whom are drivers, dock workers, fleet mechanics and sales professionals. The Company believes labor relations as a whole are good and improving, as evidenced by Company victories in seven out of eight union elections held since July 1997. There are no elections currently scheduled. On July 10, 1998, the Company offered the Teamsters Union an opportunity for a system-wide election. The proposal is subject to acceptance by the Teamsters Union and the approval of the NLRB. Under the Company's proposal, if the Company were to win such election the Teamsters Union would no longer represent any Overnite employees. If the Company were to lose such election the Teamsters Union would gain the right to represent all eligible road, city, dock and maintenance employees. Management is confident that the Company would win such election. In 1995, the Company made a similar election offer through the NLRB which was not accepted by the Teamsters Union. The Teamsters Union has made efforts to represent employees at certain of the Company's 166 service centers, particularly over the last several years. Since 1994, the Company has received 88 petitions for union elections at 65 service centers. To date, approximately 1,800 employees at 22 service centers, including hub service centers in Kansas City, Kansas and Memphis, Tennessee, representing approximately 14% of all employees (approximately 17% of non-management employees), are represented by the Teamsters Union. Elections affecting approximately 400 additional employees at four additional service centers, representing approximately 3% of the Company's employees (approximately 4% of non-management employees), are unresolved. The Company has not to date entered into any collective bargaining agreements with the Teamsters Union. The Company is engaged in collective bargaining negotiations over union contract demands at the 22 represented locations, two of which (the Kansas City hub and Memphis hub) are among the five largest Company service centers.

  Successful operations have enabled the Company to improve equipment, facilities, wages, benefits, job security and job satisfaction. There are no assurances, however, that more employees will not vote for unionization in the future. In that circumstance, one possibility would be for the Company to alter its posture in collective bargaining, increase its costs and change its operating methods, which in turn could have a materially adverse effect on the Company's operating results. Another possibility is for the Teamsters Union to change its contract demands in a way that would permit the Company to agree without significantly increasing costs and operating structures. A third possibility is a strike that, if sufficiently widespread, lengthy and severe, could have a materially adverse effect on the Company.

  In 1995, the NLRB General Counsel issued a series of complaints before the NLRB contending that the Company had engaged in unfair labor practices that affected the outcome of employee elections regarding union representation. The Teamsters disputed the outcome of the union elections at 18 service centers and sought an order that the Company bargain with the union at these locations despite the employees' vote against union representation. The Teamsters Union also sought implementation of a wage increase which had been awarded to non-union employees in March 1995 but withheld from employees at four other union-represented service centers pending negotiations with the union. In July 1995, the Company and the NLRB General Counsel settled certain of these claims, by requiring the Company to post notices promising not to engage in certain alleged unfair labor practices. Further, at the four service centers where employee elections in favor of union representation had been certified by the NLRB, the Company agreed to implement the wage increase which had been implemented previously at non-union service centers. The settlement explicitly did not admit the commission of any unfair labor practices. It did not resolve, however, whether the Company could be ordered to bargain with the union at a number of service centers where the union had lost elections. On April 10, 1998, an administrative law judge at the NLRB found in favor of the Teamsters Union and the NLRB General Counsel with respect to certain of the remaining allegations, issuing the ALJ Order that, among other things, would require the Company to bargain with the Teamsters Union upon request at four additional service centers, representing 2.7% of employees (3.1% of non-management employees): Louisville, Kentucky; Lawrenceville, Georgia; Norfolk, Virginia; and Bridgeton, Missouri. Consolidated into the cases decided by the ALJ was a complaint claiming that a wage and benefit increase withheld from Teamster-represented employees in 1996, because the union would not negotiate the Company's productivity improvement flexibilities on which the increase was contingent, should have been granted to those employees. The ALJ Order sustained that claim and recommended that the Company be ordered to make payments that would amount to approximately $2 million of back pay. The Company plans to appeal this decision to the full NLRB, and, if necessary, to a U.S. Court of Appeals. Complaints for bargaining orders at 11 remaining service centers are still before NLRB administrative law judges. Employees at the four service centers that are subject to the ALJ Order, together with those at the 11 other service centers where bargaining orders are being sought (only nine of which are operating), account for approximately 8% of the Company's nationwide work force (approximately 9% of non-management employees).

  In general, non-union carriers in the LTL trucking industry have significant advantages over unionized carriers, including less restrictive work rules and lower labor costs, particularly with respect to benefit plan costs. There can be no assurance that the Company will be able to maintain its current cost advantage over certain of its competitors, particularly if the portion of the Company's work force that is represented by a union increases significantly. In addition, while the Company has not experienced any significant work stoppages by its employees, the existence of union organizing activities and unresolved collective bargaining negotiations at certain of the Company's facilities means that there can be no assurance that the Company will not experience work stoppages in the future. Any such significant work stoppage would, in turn, adversely affect the Company's operations. The Company has adopted contingency plans should a work stoppage occur. However, depending upon the scope, duration and severity of any such stoppage and the effectiveness of the Company's contingency plans, the effect could be material.

  Teamsters Union representatives have publicly stated their intention of increasing the Union's organizing and bargaining efforts during the Offering. On July 9, 1998, the Teamsters Union announced that Teamster leaders authorized a nationwide strike to occur at the Company if the Teamsters do not succeed in reaching a contract with the Company. Prior to such announcement, certain employees at the Company's Atlanta service center staged a one-day work stoppage on June 22, 1998 and certain employees of the Company's Cincinnati, Kansas City and Memphis service centers staged one-day work stoppages on June 27, 1998. Each of these Teamster-represented service centers remained open during the day with Company drivers continuing to make pickups and deliveries. The Company expects that additional Teamster-organized work stoppages or other job actions may be staged throughout the Offering. The Company cannot predict the nature, scope or duration of such activities or the effect such activities may have on the Company's business or financial condition. In particular, the Company cannot predict the effect that such activities, or the threat thereof, will have on the Company's customer base.

DRIVERS

  The Company currently utilizes approximately 2,500 road drivers and 3,000 city drivers. City drivers generally perform pickups and deliveries in a designated zone within a service center's coverage area. Road drivers operate between service centers on predetermined routes established to meet the Company's service standards. In addition, the Company has approximately 500 other employees qualified to perform driver functions. All drivers employed by the Company are selected in accordance with specific Company guidelines relating primarily to safety records and driving experience. Drivers, as well as dockmen and mechanics, are required to pass drug tests at the beginning of employment, periodically thereafter and for cause.

REGULATION

  The trucking industry has been substantially deregulated by the enactment of the Motor Carrier Act of 1980, the Trucking Industry Regulatory Reform Act of 1994, the Federal Aviation Administration Authorization Act of 1994 and the ICC Termination Act of 1995. Rates and services are now largely free of regulatory controls. However, interstate motor carriers remain subject to certain regulatory controls imposed by agencies within the Department of Transportation, such as the Federal Highway Administration and the Surface Transportation Board. Interstate motor carrier operations are subject to safety requirements prescribed by the Department of Transportation. Such matters as weight and dimension of equipment are also subject to federal and state regulations.

  The Federal Aviation Administration Authorization Act of 1994 essentially deregulated intrastate transportation by motor carriers, prohibiting individual states from regulating entry, pricing, or service levels. However, the states retained the right to require compliance with safety and insurance requirements.

ENVIRONMENTAL REGULATION

  The Company is subject to federal, state and local environmental laws and regulations including among other things laws and regulations dealing with the transportation, storage, presence, use, disposal and handling of hazardous materials, discharge of storm water, facility and vehicle emissions into the atmosphere and underground storage tanks. The Company believes that it is in substantial compliance with all such environmental laws and regulations.

  The Company stores some of the fuel for use in its trucks in 155 underground storage tanks located in 35 states. The Company has completed a capital program to upgrade these tanks to comply with current regulations.

  The Company's drivers and dock workers are trained in the handling and transportation of hazardous materials, and drivers are required to have a hazardous materials endorsement on their driver licenses. Approximately 7% of the shipments transported by the Company in 1997 were classified as hazardous. If the Company were to be involved in a spill or other accident involving hazardous materials, if such materials were found to have contaminated the Company's equipment or facilities, or if the Company were found to be in violation of applicable laws and regulations, the Company could be responsible for clean-up costs, property damage and fines or other penalties, any of which could have a materially adverse effect on the Company. Shipping hazardous materials also has the potential to affect freight handling logistics, due to Department of Transportation and other requirements limiting the types of materials that can be shipped as part of the same cargo load with certain hazardous materials.

  The Company has been notified by the U.S. Environmental Protection Agency that it is a potentially responsible person under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") or other federal or state environmental statutes at 11 hazardous waste sites. Under CERCLA, the Company may be jointly and severally liable for all site investigation and remediation costs and expenses. After investigating the nature and costs of potential response actions at these sites and its own involvement, alone and in relation to the involvement of other named potentially responsible parties, in waste disposal or waste generation at such sites, the Company has resolved its liability through de minimis settlements or believes that its obligations with respect to all such sites not subject to settlement will involve immaterial monetary liability, though there can be no assurances in this regard.

LITIGATION

  The Company is subject to various litigation in the personal injury, property damage, freight claim, employment and labor law areas. The Teamsters Union historically has filed numerous charges alleging violations of the National Labor Relations Act, which the Company contests and defends. If all or a substantial portion of this labor law litigation were decided adversely to the Company, it could have a materially adverse effect on the Company's operating results. See "--Employees."

  Various other legal actions, the majority of which arise in the normal course of business are pending. None of these other legal actions is expected to have a material adverse effect on the Company's financial condition.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  Set forth below is information concerning the current executive officers and directors of the Company. The Company currently has four directors, all of whom are employees of the Company. Within 90 days following the Offering, the Company will appoint two additional directors, neither of whom will be employees of the Company, UPC or their respective affiliates. Within 180 days following the Offering, the Company plans to appoint two additional directors, neither of whom will be employees of the Company, UPC or their respective affiliates. These two additional outside directors will replace two inside directors, other than Mr. Suggs.

  The names and ages of each of the Company's current executive officers and directors are listed below, followed by a description of their employment history and current directorships of publicly traded companies.

         NAME          AGE                       POSITION
         ----          ---                       --------
 Leo H. Suggs.........  58 Chairman of the Board of Directors, Chief Executive
                           Officer and President
 Patrick D. Hanley....  53 Senior Vice President and Chief Financial Officer
                           and Director
 Gordon S. Mackenzie..  53 Senior Vice President--Operations and Director
 John W. Fain.........  44 Senior Vice President--Marketing and Sales and
                           Director
 J. Paul Heaton.......  60 Senior Vice President--Operations Strategy
 Mark B. Goodwin......  49 Vice President and General Counsel

  Leo H. Suggs. Mr. Suggs, who was appointed Chairman and Chief Executive Officer of the Company in April 1996, has 40 years of experience in the trucking industry. Before joining the Company, he was President and Chief Executive Officer of Preston Trucking Company Inc., an LTL carrier, from 1993 to 1996. Prior to that, Mr. Suggs served in various executive positions with Yellow Corporation, Preston Trucking Company, Inc., and Ryder PIE.

  Patrick D. Hanley. Mr. Hanley was appointed as Senior Vice President and Chief Financial Officer of the Company in June 1996. Before joining the Company, Mr. Hanley served in a variety of finance positions at UPC and its subsidiaries, beginning in 1983. He was Vice President of Finance of Union Pacific Resources Group, Inc. from 1990 to 1996. He previously held various management positions with Ford Motor Company beginning in 1971.

  Gordon S. Mackenzie. Mr. Mackenzie was appointed Senior Vice President-- Operations for the Company in July 1996. Prior to that, Mr. Mackenzie served as Senior Vice President--Marketing and Sales for the Company from April 1996 to July 1996. Prior to joining the Company in 1996, he served as Senior Vice President and Chief Operating Officer of Preston Trucking Company, Inc. from 1993 to 1996. Prior to that, Mr. Mackenzie served in various executive positions with Standard Trucking, Ryder PIE and Transcon Lines.

  John W. Fain. Mr. Fain was appointed Senior Vice President--Sales and Marketing in 1996. From 1995 to 1996 he served as Senior Vice President-- Operations, and from 1992 to 1995 as Vice President--Southeast Region. Mr. Fain joined the Company as General Counsel in 1982.

  J. Paul Heaton. Mr. Heaton was appointed Senior Vice President--Operations Strategy in 1995. From 1989 to 1995 he served as Senior Vice President-- Operations. Prior to that, he held various positions with the Company.

  Mark B. Goodwin. Mr. Goodwin was appointed Vice President and General Counsel of the Company in 1992. Prior to that, he served as principal labor counsel to Union Pacific Railroad Company from 1983 to 1992, and prior to that, as a lawyer with Steptoe & Johnson in Washington, D.C.

COMMITTEES OF THE BOARD

 AUDIT COMMITTEE

  Within 90 days following the Offering, an Audit Committee will be formed and will consist of at least two directors, none of whom will be employees of the Company or the Company's subsidiaries. The Audit

Committee will meet regularly with the Company's financial management, internal auditors and independent certified public accountants to review the work of each. The independent certified public accountants and the internal auditors will meet regularly with the Audit Committee, without the Company's financial management present, to discuss the results of their examination and their opinions on the adequacy of the internal controls and the quality of the financial reporting. The Committee also will review the scope of audits. The Committee will recommend to the Board of Directors each year the firm of independent certified public accountant to audit the books and accounts of the Company and its consolidated subsidiaries.

 COMPENSATION COMMITTEE

  Within 90 days following the Offering, a Compensation Committee will be formed and consist of at least two directors, none of whom will be employees of the Company or the Company's subsidiaries. The Committee will make recommendations to the Board of Directors as to the salaries and other benefits of all senior executive officers. The Committee will administer the Company's Executive and Management Incentive, Stock Compensation, Employee Stock Option and Employee Stock Purchase Plans and determine the amounts of, and the individuals to whom, incentive, stock and stock-related awards shall be made thereunder. The Compensation Committee also will review the performance of the Chief Executive Officer and President, review the evaluations of the Company's senior management conducted by the Chief Executive Officer and President and oversee his development of plans for the succession of senior management personnel.

 GOVERNANCE COMMITTEE

  After the Offering, the Board of Directors will designate a Governance Committee that will consist of at least two directors, a majority of whom will not be employees of the Company or the Company's subsidiaries. The Governance Committee will be responsible for matters related to service on the Board of Directors and associated issues of corporate governance. The Governance Committee from time to time will evaluate the size, composition and performance of the Board of Directors. Prior to each meeting of shareholders of the Company, the Governance Committee will review the qualifications of individuals for consideration as director candidates and shall recommend to the Board of Directors, for its consideration, the names of individuals for election. The Governance Committee also will recommend to the Board of Directors those directors to be selected for membership on the various Board committees and, from time to time, will conduct studies and make recommendations to the Board of Directors regarding compensation for directors.

 EXECUTIVE COMMITTEE

  After the Offering, an Executive Committee will be formed. To the extent permitted by Virginia law, the Executive Committee will have all the powers of the Board, when the Board is not in session, to direct and manage, in the Company's best interest, all of the business and affairs of the Company in all cases in which specific directions have not been given by the Board.

ELECTION AND COMPENSATION OF DIRECTORS

  The Board of Directors of the Company is divided into three classes. Directors of the first class will hold office until the annual meeting of shareholders to be held in 1999; directors of the second class will hold office until the annual meeting of shareholders to be held in 2000; and directors of the third class, which will include Mr. Suggs, will hold office until the annual meeting of shareholders to be held in 2001. Thereafter, each director will be elected for a term of three years.

  After the Offering, all directors not employed by the Company will receive a retainer of $16,000 per year, payable 50% in cash and 50% in Company Common Stock. Directors who are employees of the Company will not receive retainers. In addition, directors will receive $1,000 for each Board meeting attended and $500 for each Board Committee meeting attended. Directors will be reimbursed for travel expenses incurred in conjunction with attendance at Board and Board Committee meetings.

COMPENSATION OF EXECUTIVES

  The following table summarizes the compensation paid by the Company or UPC to the Company's Chief Executive Officer and the next four most highly compensated executive officers of the Company, in their capacities as officers of OTC, for 1997.

                               ANNUAL COMPENSATION             LONG-TERM COMPENSATION
                          -----------------------------  ----------------------------------
                                                         RESTRICTED
       NAME AND                           OTHER ANNUAL     STOCK     OPTIONS/   ALL OTHER
   PRINCIPAL POSITION      SALARY  BONUS  COMPENSATION    AWARDS(C)    SARS    COMPENSATION
   ------------------     -------- ------ -------------  ----------- --------- ------------
Leo H. Suggs............  $307,500 $    0   $252,442(a)      $ 0        $ 0      $15,085(d)
 Chairman of the Board
 of Directors and Chief
 Executive Officer
Patrick D. Hanley.......   221,400 90,000           (b)        0          0       10,165(e)
 Senior Vice President
 and Chief Financial
 Officer
Gordon S. Mackenzie.....   205,000 81,500           (b)        0          0        6,990(f)
 Senior Vice President--
 Operations
John W. Fain............   169,200 81,500           (b)        0          0        6,415(g)
 Senior Vice President--
 Marketing and Sales
J. Paul Heaton..........   169,900 45,000           (b)        0          0       13,189(h)
 Senior Vice President--
 Operations Strategy

--------

(a) Amount includes $226,825 paid to Mr. Suggs in connection with his relocation to Richmond, Virginia and the resulting loss on the sale of his home.
(b) Personal benefits in amounts below reporting thresholds have been omitted.

(c) The following UPC restricted stock holdings as of December 31, 1997 are subject to forfeiture if the holder terminates his employment with the Company within three years of the date of grant of the restricted stock award: Mr. Suggs, 4,462 shares with a value of $279,433; Mr. Hanley, 4,500 shares with a value of $281,813; Mr. Fain, 11,600 shares with a value of $726,450. Dividends are accumulated but will not be paid on Mr. Suggs' 4,462 shares and 7,436 of Mr. Fain's shares until the restrictions expire. Dividends are currently payable on all other such shares. Following the end of fiscal year 1997, Mr. Suggs received restricted stock awards aggregating 7,276 shares and Mr. Hanley received restricted stock awards totaling 1,650 shares.

    Certain other restricted stock holdings were awarded under the UPC Long-Term Performance Plan (the "UPC LTPP"). These holdings were awarded in three installments that are subject to UPC stock price targets of $72, $82 and $92 per share, respectively. Dividends are not payable on restricted shares awarded under the UPC LTPP until the UPC stock targets are met. The stock price levels must be sustained for 20 consecutive days prior to November 20, 2000 and the holder generally must remain employed with the Company through November 20, 2000 in order to receive the shares. UPC's closing stock price on December 31, 1997 was $62.625 per share and on July 10, 1998 was $43.0625 per share. Aggregate restricted stock holdings under the UPC LTPP and the value thereof as of December 31, 1997 are as follows: Mr. Suggs, 31,500 shares, $1,972,688; Mr. Hanley, 25,200 shares, $1,578,150; Mr. Mackenzie,
    25,200 shares, $1,578,150; Mr. Fain, 25,200 shares, $1,578,150; Mr. Heaton,
    9,450 shares, $591,806. Upon consummation of the Offering, certain of these restricted stock holdings will be forfeited and replaced by restricted stock of the Company. See"--Treatment of Existing Grants of UPC Options and Retention Shares."

(d) Amount includes $10,360 in executive life insurance premiums and $4,725 in matching contributions to the Company's thrift plans.
(e) Amount includes $3,763 in executive life insurance premiums and $6,402 in matching contributions to the Company's thrift plans.
(f) Amount includes $3,836 in executive life insurance premiums and $3,154 in matching contributions to the Company's thrift plans.
(g) Amount includes $1,533 in executive life insurance premiums and $4,882 in matching contributions to the Company's thrift plans.
(h) Amount includes $8,070 in executive life insurance premiums and $5,119 in matching contributions to the Company's thrift plans.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

  The following table presents information concerning UPC options that were acquired by the Company's Chief Executive Officer and the next four most highly compensated executive officers of the Company while such persons were employed by the Company and that were exercised during 1997 and 1997 fiscal year end numbers and values for such options.

                                                                               VALUE OF UNEXERCISED
                                                     NUMBER OF UNEXERCISED         IN-THE-MONEY
                            SHARES                  OPTIONS/SARS AT FY END    OPTIONS/SARS AT FY END
                         ACQUIRED ON     VALUE     ------------------------- -------------------------
          NAME           EXERCISE (#) REALIZED ($) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
          ----           ------------ ------------ ----------- ------------- ----------- -------------
Leo H. Suggs............         0      $      0     29,778       90,000     $  490,593    $551,250
Patrick D. Hanley.......         0             0          0       72,000              0     441,000
Gordon S. Mackenzie.....         0             0          0       72,000              0     441,000
John W. Fain............     4,760       184,141     49,547       72,000      1,207,140     441,000
J. Paul Heaton..........    18,145       632,468     72,681       27,000      2,068,203     165,375

COMPENSATION PURSUANT TO COMPANY PLANS

  Set forth below is information with respect to certain benefit plans of the Company to be effective on and after the date of the Offering pursuant to which cash and noncash compensation is proposed to be paid or distributed in the future to the executive officers of the Company:

 COMPANY EXECUTIVE AND MANAGEMENT INCENTIVE PLANS

  The Company plans to adopt an Executive Incentive Plan ("EIP") and a Management Incentive Plan ("MIP") as programs designed to tie executive pay specifically to Company performance. Certain senior executives will be eligible to participate in the EIP and certain other key employees will be eligible to participate in the MIP. The EIP and the MIP will be administered by the Compensation Committee of the Board of Directors. The Committee will select those employees who will participate in the EIP and the MIP for a particular year and will determine the incentive award, if any, payable to each participant for a particular year.

  The aggregate incentive payments under the EIP and the MIP for any year cannot exceed the amount credited to the Incentive Reserve Account at the end of that year. The maximum amount that may be credited to the Incentive Reserve Account will be based on a formula to be contained in the EIP and the MIP when adopted. The Company's independent certified public accountants will determine, and report to the Committee, the amount that may be credited to the Incentive Reserve Account each year in accordance with the formula. Amounts that are credited to the Incentive Reserve Account that are not awarded in a particular year may be awarded in later years.

  Participants in the EIP may defer receipt of all or part of their awards under the plan. Deferrals are credited with gains, and charged with losses, as if such amounts were invested in the same funds that are offered as investment options under the Company's thrift plans.

 STOCK COMPENSATION PLAN

  The Company intends to adopt a Stock Compensation Plan. The Stock Compensation Plan is intended to serve as a long-term compensation plan for executives, certain key managers and other contributing employees. The Company believes that the Stock Compensation Plan will assist it in recruiting and retaining employees with ability and initiative and will help those employees associate their interests with those of the Company and its shareholders.

  The Compensation Committee of the Board will administer the Stock Compensation Plan. The Compensation Committee may delegate its authority to administer the Stock Compensation Plan to one or more officers of the Company; provided, however, that the Compensation Committee may not delegate its responsibility with respect to individuals who are subject to Section 16 of the Exchange Act. As used in this summary, the term "Administrator" means the Compensation Committee and any delegate.

  Any employee of the Company or a related entity who, in the sole discretion of the Administrator, has contributed or can be expected to contribute to the profits or growth of the Company or a related entity may be selected to participate in the Stock Compensation Plan. Any such employee may be awarded options, stock appreciation rights ("SARs"), stock awards, performance shares, or a combination of such awards.

  Options granted under the Stock Compensation Plan may be incentive stock options or nonqualified stock options. Except for options issued on conversion of certain UPC options as described below, the option price cannot be less than the shares' fair market value on the date of grant. The option price may be paid in cash, in a cash equivalent acceptable to the Administrator, with shares of Common Stock or with a combination of cash and Common Stock. Options may be exercised in whole or in part at such times and subject to such conditions as may be prescribed by the Administrator; provided, however, that the option cannot be exercised more than ten years after its grant.

  Participants in the Stock Compensation Plan also may be granted SARs. SARs entitle the participant to receive the lesser of (a) the excess, if any, of the fair market value of the Company's Common Stock on the date of exercise over the Initial Value or (b) the Initial Value. The Initial Value is determined by the Administrator on the date of grant but cannot be less than the fair market value of a share of Company Common Stock on that date. The amount payable upon the exercise of an SAR may be paid in cash, Company Common Stock or a combination of the two. SARs may be granted in tandem with options or independently of options. SARs may be exercised in whole or in part at such times and subject to such conditions as may be prescribed by the Administrator; provided, however, that an SAR cannot be exercised more than ten years after its grant.

  Participants in the Stock Compensation Plan may be awarded shares of Company Common Stock. A participant's rights in the stock award may be nontransferable or forfeitable or both for a period of time or subject to such conditions as may be prescribed by the Administrator. These conditions may include, for example, a requirement that the participant continue employment for a specified period, i.e., a retention stock award, or that the Company, related entity or the participant achieve stated objectives. If the shares are not immediately vested and transferable, the period of restriction will be at least three years; provided, however, that the period may be one year if the transferability, vesting or both is subject to the satisfaction of performance objectives.

  The Stock Compensation Plan also authorizes the award of performance shares to participants. A performance share award entitles the participant to receive a payment equal to the fair market value of a specified number of shares of Company Common Stock if certain performance objectives or other conditions prescribed by the Administrator are satisfied. The performance period will be at least three years; provided, however, that the period may be one year if the performance shares will be earned upon the achievement of stated performance objectives. To the extent that the performance shares are earned, the obligation may be settled in cash, Company Common Stock or a combination of the two.

  The Stock Compensation Plan provides that each outstanding option and SAR will become fully exercisable, each outstanding stock award will become vested and transferable and outstanding performance shares will be earned in the event of a change in control (as defined in the Stock Compensation Plan) or upon certain tender offers and exchange offers for the Company Common Stock. If a participant becomes subject to the excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code") on account of a change in control, the Stock Compensation Plan provides that benefits thereunder will be reduced to avoid that result if such reduction would allow the participant to receive a greater net after-tax benefit.

  A maximum of 3.75 million shares of Company Common Stock may be issued under the Stock Compensation Plan, including options and retention stock awards issued on conversion of certain UPC options and retention awards as described below. A maximum of 1.25 million shares of Company common stock may be issued under the Stock Compensation Plan as stock awards and in settlement of performance share awards. The share limitations will be adjusted as the Compensation Committee deems appropriate in the event of a stock dividend, stock split, combination, reclassification or other similar events.

  No option, SAR, stock award or performance shares may be granted under the Stock Compensation Plan after August 1, 2008. The Board may sooner terminate the Stock Compensation Plan without further action by shareholders. The Board also may amend the Stock Compensation Plan except that no amendment will be effective without shareholder approval if the amendment (a) increases the aggregate number of shares of Company Common Stock that may be issued under the Stock Compensation Plan (other than an adjustment described in the preceding paragraph) or (b) changes the class of individuals who are eligible to participate in the Stock Compensation Plan.

  The Company currently anticipates that Mr. Suggs will be entitled to grants of 9,852 and 14,778 retention shares, subject to attainment of certain earnings targets for 1998 and 1999, respectively, to be set by the Board of the Company.


  To fortify employee commitment to the financial success of the Company, and contingent upon the completion of the Offering, the Company intends to award options to purchase shares to all employees. Each person who is classified as a full-time or part-time employee of the Company, OTC or OHI on the effective date of the Offering will be granted a nonqualified option under the Stock Compensation Plan. Options granted to full-time employees will cover 200 shares of the Company's Common Stock and options granted to part-time employees will cover 100 shares of the Company's Common Stock. The option price per share will equal the initial public offering price of the Company's Common Stock (the "IPO Price"). The options will become exercisable in two equal installments on August 1, 1999 and August 1, 2000, except that exercisability will be accelerated in the event of the optionee's death, disability or retirement or in the event of a change in control (as defined in the Stock Compensation Plan) or certain tenders or exchanges offer for the Company's Common Stock. The options will expire on July 31, 2008. If the optionee terminates employment for any reason other than death, disability or retirement, the option may be exercised, to the extent that it is exercisable at termination, for up to 90 days following termination. If the optionee's employment ends on account of death, disability or retirement, the option may be exercised during the five-year period following termination or until July 31, 2008, whichever is shorter. Each person who is classified as a full-time or part-time employee of the Company, OTC or OHI on August 1, 1999, and who does not hold an option granted on the effective date of the Offering will be granted a nonqualified option under the Stock Compensation Plan for 100 and 50 shares of the Company's Common Stock, respectively. The options will become exercisable on August 1, 2000 and will be subject to the same terms and conditions as the original option grants. The Company's grant of options under the Stock Compensation Plan to employees who are represented by the Teamsters Union is subject to bargaining with Teamsters Union representatives.

 EMPLOYEE STOCK PURCHASE PLAN

  Under the Company's Employee Stock Purchase Plan (the "Purchase Plan"), all employees of the Company have been able to subscribe annually for up to 200 shares of UPC common stock at a discount from the prevailing market price as described below. For 1998, 1,705 employees have subscribed for a total of 53,811 shares of UPC common stock. In connection with the Offering and subject to employee cancellation rights described below, the employee subscriptions will be equitably converted into subscriptions for an equivalent value of Company Common Stock at an equivalent discount per share. Under the Purchase Plan, employees will continue to have the right to cancel their subscriptions on or before October 9, 1998 and receive all funds deposited, with interest at the rate of 5 3/4% per year.

  The Purchase Plan, as equitably adjusted, permits employees to elect to participate in the Purchase Plan before the commencement of a subscription period that is determined each year by the Board of Directors. Each employee may subscribe for a limited number of shares of Common Stock and pay for such Common Stock with cash or may designate an amount to be withheld from his or her paycheck. Such withheld amounts will be applied to the purchase of shares of the Company's Common Stock on the last day of the subscription period. The price of the shares purchased under the Purchase Plan will be 95% of the closing price per share of the Company's Common Stock on the Nasdaq National Market (the "Fair Market Value") on the last date available to subscribe to the Purchase Plan for the applicable year.

  If a participating employee ceases to be an employee of the Company before the last date on which the employee may cancel his or her subscription and withdraw from the Purchase Plan, for any reason other than death or retirement, his or her subscription will be automatically canceled. All funds deposited by such employee will be returned, with interest at the rate of 5 3/4% per year.

  The Company plans to continue the Purchase Plan for Company Common Stock following the completion of the Offering. The Compensation Committee of the Board of Directors will administer the Purchase Plan. The Board of Directors may amend or terminate the Purchase Plan. The Purchase Plan is intended to comply with the requirements of Section 423 of the Code. Availability of the Purchase Plan, as adjusted, to employees at the Company's facilities that are represented by the Teamsters Union is subject to bargaining with the Teamsters Union.

 PENSION PLAN

  Pensions for employees of the Company are provided through the Retirement Plan for Employees of Overnite Transportation Company and Subsidiaries (the "Basic Plan") and, with respect to certain employees of the Company, the Company's Supplemental Executive Retirement Plan (the "Supplemental Plan").

  The Basic Plan is a noncontributory, funded plan. The amount of the annual pension benefit from all sources is based upon average annual compensation for the five consecutive calendar years that produce the highest average ("final average earnings"), and number of years of credited service (capped at 30 years of credited service). Regular compensation for this purpose is W-2 income plus deferrals under Sections 401(k) and 125 of the Code, less the amount of executive life insurance premiums and income from option exercises. For the named executive officers, regular compensation for 1997 equals the amounts included in the salary column of the summary compensation table above and $226,825 of Other Annual Compensation for Mr. Suggs disclosed in such table. The amounts listed in the bonus column of the summary compensation table were paid in 1998 and will be included in regular compensation for 1998.

  The Supplemental Plan is a noncontributory, unfunded plan that provides, unlike the Basic Plan, for the grant of up to five years of deemed additional service and/or deemed age to employees, for the inclusion of earnings in excess of the limits contained in the Code and deferred incentive compensation in the calculation of final average earnings and for any benefit in excess of the limitations provided for under the Code.

  The estimated annual benefits payable under the Basic Plan and Supplemental Plan at normal retirement age 65 based upon final average earnings and years of credited service are illustrated in the following table.

                              PENSION PLAN TABLE

                                             YEARS OF CREDITED SERVICE
                                    --------------------------------------------
FINAL AVERAGE EARNINGS                 15       20       25       30       35
----------------------              -------- -------- -------- -------- --------
$125,000........................... $ 32,344 $ 43,125 $ 53,906 $ 64,688 $ 64,688
 150,000...........................   38,813   51,750   64,688   77,625   77,625
 175,000...........................   45,281   60,375   75,469   90,563   90,563
 200,000...........................   51,750   69,000   86,250  103,500  103,500
 225,000...........................   58,219   77,625   97,031  116,438  116,438
 250,000...........................   64,688   86,250  107,813  129,375  129,375
 300,000...........................   77,625  103,500  129,375  155,250  155,250
 400,000...........................  103,500  138,000  172,500  207,000  207,000
 500,000...........................  129,375  172,500  215,625  258,750  258,750

  The benefits in the foregoing Pension Plan Table would be paid in the form of a life annuity or another actuarially equivalent form and are not subject to any deduction for Social Security benefits.

  The credited years of service for each of the five individuals named in the Summary Compensation Table under both the Basic Plan and the Supplemental Plan are as follows: Mr. Suggs 2, Mr. Fain 16, Mr. Hanley 15, Mr. Heaton 35 (capped at 30), and Mr. Mackenzie 2. The Company and Mr. Suggs have agreed that if Mr. Suggs remains employed with the Company until April 15, 1999, he will receive seven additional years of credited service.

 THRIFT PLANS

  The Company maintains two thrift plans (the "Basic 401(k) Plans") that are qualified under the Code for the benefit of its eligible hourly and salaried employees. Under the Basic 401(k) Plans, participants may elect to defer between 1% and 10% of their compensation, up to a maximum of $10,000 per year. The Company currently matches 50% of all amounts deferred by a participant, up to a deferral of 6% of a participant's compensation. Based on the Company's financial performance, these matching contributions can increase to 75% or 100% of amounts deferred by participants up to a deferral of 6% of a participant's compensation. The Company's matching contributions allocated to each participant vest in increments over the third to fifth years of service. All contributions under the Basic 401(k) Plans are currently invested, pursuant to participant-directed elections, in mutual funds and institutional commingled funds managed by The Vanguard Group of Investment Companies.

  The Company also maintains a supplemental 401(k) plan for certain employees (the "Supplemental 401(k) Plan"). The Supplemental 401(k) Plan is an unfunded, nonqualified plan that provides benefits to participants in the Basic 401(k) Plan for salaried employees in excess of those permitted under the Basic 401(k) Plan because of limitations set forth in the Code. The Supplemental 401(k) Plan otherwise mirrors the terms of the Basic 401(k) Plan.

 TREATMENT OF EXISTING GRANTS OF UPC OPTIONS AND RETENTION SHARES

  The Company and UPC have agreed that, upon consummation of the Offering, all UPC options (other than certain options described below) held by employees of the Company will remain outstanding options on UPC stock and will vest (if unvested) contingent on continued employment with the Company, in accordance with their current vesting schedule. Subject to vesting and without extending the exercise period of 10 years from the date of grant, Company employees who hold such options will have up to five years from the date of the Acquisition to exercise such options. Any of these options that are Incentive Stock Options ("ISOs") will automatically become nonqualified options. Any UPC retention shares, except those associated with UPC's Long Term Performance Program (the "UPC LTPP"), will remain shares of UPC common stock and vest immediately upon completion of the Offering.

  UPC options granted in connection with the UPC LTPP were awarded in three installments, with different vesting requirements for each installment. Options in the first installment ("Installment One") vested in January 1998. Installment One options will remain options on UPC shares, subject to a maximum exercise period of five years from the date of the Acquisition. Two thirds of the retention shares granted in the UPC LTPP will remain UPC shares subject to existing vesting requirements of continuous employment with the Company until November 20, 2000 and achieving certain UPC stock price targets. Options in the second installment ("Installment Two") and the third installment ("Installment Three"), which would have vested in January of 1999 and 2000, respectively, and the remaining one third of the retention shares will be forfeited as part of the UPC LTPP, but participants will be immediately eligible for participation in the Company's Stock Compensation Plan as described below.

  The Company will grant options on shares of Common Stock (the "New Options") and retention shares of Common Stock (the "New Retention Shares") under the Company's Stock Compensation Plan in lieu of the forfeited Installment Two and Installment Three UPC options and the forfeited one third of the retention shares. The option price for the New Options (the "New Option Price") will be calculated by multiplying the IPO Price by a fraction, the numerator of which is the forfeited UPC option price (the "UPC Option Price") and the denominator of which is the price of UPC common stock as of the date of commencement of the Offering (the "UPC Calculation Price"), provided that the New Option Price will not be more than the IPO Price.

  Each New Option will entitle the holder to purchase the number of shares of Company Common Stock determined in accordance with the following formula:


  Number                               (UPC Calculation Price - UPC Option Price)
  of        =  Number of forfeited  X  -----------------------------------------
  New              UPC Options               (IPO Price - New Option Price)
  Options


In the event the New Option Price is the IPO Price, the number of New Options will be determined by multiplying the number of forfeited UPC Options by the ratio of the UPC Calculation Price to the IPO Price.

  Subject to continued employment with the Company, the New Options will vest incrementally over a three-year period. Three installments of New Retention Shares, totalling 17.5% of the holder's New Option awards, will be awarded by the Company in lieu of the forfeited UPC retention shares. New Retention Shares in the first installment, equal to 7.5% of the New Option awards, will vest three years after the Offering subject to the holder's continuous employment with the Company (with certain exceptions). New Retention Shares in the second and third installments, each equal to 5% of the New Option awards, will also vest three years after the Offering subject to the holder's continuous employment with the Company (with certain exceptions), provided the Company's Common Stock price equals or exceeds 125% and 160% of the IPO Price, respectively, for 20 consecutive days on or before the date falling four years after the completion of the Offering.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table indicates the number of shares of Common Stock of the Company that will be owned beneficially upon consummation of the Offering and the number of shares of common stock of UPC owned beneficially as of June 30, 1998 by each director and executive officer of the Company. Prior to the Offering, no director or executive officer beneficially owned any other equity securities of the Company or UPC. Each of the executive officers of the Company has consented to the substitution of certain options to purchase shares of UPC common stock and UPC retention shares beneficially owned prior to the Offering for options to purchase shares of Common Stock and Company retention stock, respectively, after the Offering. See "--Treatment of Existing Grants of UPC Options and Retention Shares." Assuming all such substitutions, the percentage of outstanding Common Stock that will be beneficially owned after the Offering by directors and executive officers as a group will be less than 1% of the outstanding Common Stock. Unless otherwise noted, each individual has sole voting and investment power.

                                       SHARES OF
                                    COMPANY COMMON  SHARES OF UPC COMMON STOCK
                                      STOCK TO BE       OWNED BENEFICIALLY
                                         OWNED            AS OF JUNE 30,
     NAME                           BENEFICIALLY(1)            1998
     ----                           --------------- --------------------------
     Leo H. Suggs..................      34,781              103,016
     Patrick D. Hanley.............      27,825               78,144
     Gordon S. Mackenzie...........      27,825               49,400
     John W. Fain..................      27,825              117,561
     J. Paul Heaton................      10,434              110,094
     All directors and executive
      officers as a group..........     133,907              563,420

--------

(1) Represents Company Retention Shares to be granted pursuant to the Company's Stock Compensation Plan upon completion of the Offering at an assumed conversion ratio of 3.3125 to 1. See "--Compensation Pursuant to Company Plans--Treatment of Existing Grants of UPC Options and Retention Shares."

                                THE ACQUISITION

  Prior to the Offering, the business of the Company has been conducted by OTC, an indirect subsidiary of UPC. On May 20, 1998, UPC announced that it intended to sell its entire interest in OTC through an initial public offering. Overnite Corporation was incorporated to issue and sell shares of Common Stock pursuant to the Offering and to consummate the Acquisition. Upon consummation of the Offering and the Acquisition, OTC will become an indirect wholly owned subsidiary of the Company.

  The Company and UPC will make elections under Section 338(h)(10) of the Code, so that the Company's acquisition of the OHI Stock will be treated, for federal income tax purposes, as a purchase of all of OHI's and OTC's assets. As a result, for federal income tax purposes, the basis of the assets of OHI and OTC acquired by the Company will be adjusted in accordance with applicable Treasury regulations to reflect the price paid by the Company for the OHI Stock, plus the liabilities of OHI deemed assumed for federal income tax purposes at the time of the Acquisition. As a result of the Section 338 Elections, the Company will be able to claim depreciation or amortization deductions for substantially all of the purchase price (including goodwill) for federal income tax purposes. See "Unaudited Pro Forma Consolidated Financial Statements."

  The Company will use the estimated net proceeds of the Offering of $414 million, together with a $105 million borrowing under the Bank Credit Facility, to complete the Acquisition. The purchase price for the OHI Stock will be determined through discussions and negotiations among UPC, the Company and the Underwriters and, inasmuch as it will be based on the offering price of the shares of Common Stock of the Company being sold in the Offering, will reflect the factors considered in determining such offering price. If the Underwriters' over-allotment option is exercised, the net proceeds therefrom will be used to reduce indebtedness under the Bank Credit Facility. See "Underwriters."

  The existing management of OTC will operate the Company after the Offering and the Acquisition.

                   AGREEMENTS WITH UNION PACIFIC CORPORATION

  In connection with the Offering, the Company, OHI, OTC and UPC are entering into a number of agreements. These include (1) the Stock Purchase and Indemnification Agreement, pursuant to which (a) the Company will purchase all of the shares of OHI Stock from UPC, and (b) the Company, OHI and OTC, on the one hand, and UPC, on the other, will agree to indemnify each other and the respective subsidiaries, directors, officers, employees, agents and representatives thereof for certain costs and liabilities relating to the Offering, the Acquisition and their respective businesses and operations; (2) the Services Agreement, which will provide for the continued provision of certain corporate and administrative services by UPC to the Company; (3) the Tax Allocation Agreement, which will provide for the payment of taxes for periods during which the Company and UPC are included in the same consolidated group for Federal income tax purposes or the same consolidated, combined or unitary returns for state tax purposes, the allocation of responsibility for the filing of tax returns and certain other related matters; (4) the Pension Plan Agreement, which will provide for the transfer of the Company's pension plan assets from a master trust established by UPC to a separate trust to be established by the Company; and (5) Computer and Information Technology Agreements pursuant to which UPC will provide the Company with certain computer and telecommunications services.

STOCK PURCHASE AND INDEMNIFICATION AGREEMENT

  The Company, OHI, OTC and UPC are entering into a Stock Purchase and Indemnification Agreement. Under this Agreement, the Company will consummate the Acquisition by purchasing all of the outstanding shares of OHI Stock for an estimated aggregate purchase price of $519 million immediately following the Offering. In addition, the Company, OHI and OTC, on the one hand, and UPC, on the other (the "Indemnifying Party"), will indemnify the other and the respective subsidiaries, directors, officers, employees, agents and representatives thereof (the "Indemnified Party") for certain costs or liabilities relating to, resulting from or arising out of (1) Federal or state securities laws which are incurred by the Indemnified Party as a result of the Offering, including costs and liabilities arising out of certain misrepresentations in or omissions from the Registration Statement or Prospectus but, in the case where UPC is the Indemnifying Party, only to the extent that such costs and liabilities arise out of misrepresentations or omissions relating to the businesses or operations of UPC or its subsidiaries other than the Company, (2) the Offering and the Acquisition, (3) the businesses, operations or assets conducted or owned or formerly conducted or owned by the Indemnifying Party and its subsidiaries and (4) the failure by the Indemnifying Party to comply with the Indemnification Agreement or any other agreements executed in connection with the Offering.

  The Stock Purchase and Indemnification Agreement also provides that the Company and OTC will use reasonable efforts to obtain the release of UPC, or their substitution for UPC, on all guarantees, surety and performance bonds, letters of credit and other arrangements pursuant to which UPC guarantees or secures any Company, OHI or OTC liability, and will indemnify UPC for any liabilities incurred under such guarantees, bonds, letters of credit and other agreements, or costs incurred for the maintenance of such guarantees, bonds, letters of credit and other agreements to the extent UPC is not released thereunder. So long as UPC's guaranty of OTC's obligations under a leveraged lease financing of certain trucks remains in effect, the Company, OHI and OTC have agreed either (1) to maintain certain financial covenants which are the same as those applicable to the Bank Credit Agreement or (2) to deposit Collateral (as defined in the agreement) with UPC with a value equal to UPC's estimated maximum exposure under such guaranty.

  The Stock Purchase and Indemnification Agreement requires the Company, OHI and OTC to indemnify UPC for any liabilities (and related costs) relating to benefits under, or resulting from administration of, the Company's or OTC's employee benefit plans and relating to the participation of its employees or former employees in such plans of UPC. A comparable indemnification runs to the Company, OHI and OTC from UPC for any liabilities (and related costs) attributable to UPC's administration of its employee benefit plans and relating to the participation of its employees or former employees.

SERVICES AGREEMENT

  The Company and UPC are entering into a Services Agreement pursuant to which UPC will continue to provide certain corporate and administrative services to the Company, OHI and OTC. These services will include financial reporting, auditing, employee benefits administration, insurance and governmental relations. Charges for the services provided by UPC through third parties will be based on the actual costs incurred. Charges for all other services will be based on fees negotiated by the parties, which fees shall include a reasonable allocation of direct and indirect costs (including, without limitation, employee salaries, benefits and other costs) and be subject to good faith renegotiation each month if necessary. The Services Agreement may be terminated (1) at any time as to any service or part thereof by the Company on 30 days' notice, and (2) as to any or all services by UPC after certain specified time periods following the Offering on 30 days' notice.

TAX ALLOCATION AGREEMENT

  The Company, OHI, OTC and UPC are entering into a Tax Allocation Agreement to provide for (1) the allocation and payment of taxes for periods during which the Company's subsidiaries and UPC (or its affiliates other than the Company and its subsidiaries) are included in the same consolidated group for Federal income tax purposes or the same consolidated, combined, or unitary returns for state tax purposes, (2) the allocation of responsibility for the filing of tax returns, (3) the conduct of tax audits and the handling of tax controversies, (4) UPC's provision of certain tax services and (5) various related matters. For periods during which the Company's subsidiaries are included in UPC's consolidated Federal income tax returns or state consolidated, combined, or unitary tax returns (which periods are expected to end upon the closing of the Offering), the Company will be required to pay to or entitled to receive from UPC its allocable portion of the consolidated Federal income and state tax liability, benefit or credits. The Company will be responsible for foreign and separate return state and local tax liabilities for itself and for its subsidiaries for all periods.

PENSION PLAN AGREEMENT

  The Company and UPC are entering into a Pension Plan Agreement to provide for the separation of the assets of the Company's Basic Plan from a master trust established by UPC. Under the Pension Plan Agreement, the Company is required to establish a separate trust for the Basic Plan, and UPC is required to cause the trustee of the master trust to transfer the Basic Plan's allocable portion of the master trust's assets to the new trust.

COMPUTER AND INFORMATION TECHNOLOGY AGREEMENTS

  The Company and UPC are entering into Computer and Information Technology Agreements with respect to the following services: Development Staff, Resource Sharing Applications, Data Center Processing, Telecommunications and Miscellaneous Services. Pursuant to these Agreements, UPC or its affiliates will continue to provide, or cause third party contractors to provide, to the Company (i) development staff and programming services in connection with the Company's mainframe and distributed applications, key development projects, Year 2000 compliance and other ad hoc projects identified by the Company, (ii) resource sharing applications in connection with certain research and development projects, and the Company's human resources/payroll and general accounting systems, (iii) data center processing services on a dedicated mainframe in support of the Company's business applications, including applications services, decision support services and disaster recovery support, (iv) voice and data networking services and related support services, including 800 and long distance telephone services and frame relay services for all Company service centers, and (v) other miscellaneous services including EDI, AutoFax, video conferencing, AVR and electronic mail environments. The foregoing services will be provided for initial terms at rates negotiated by the parties, and such terms may be extended at the option of the Company.

                         DESCRIPTION OF CAPITAL STOCK

  The Company is authorized to issue 150,000,000 shares of Common Stock, par value $0.01 per share, and 25,000,000 shares of Preferred Stock, par value $10.00 per share.

COMMON STOCK

  Prior to the Offering, there were 100 shares of Common Stock issued and outstanding. Immediately following the Offering there will be 33,600,000 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options).

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Holders of Common Stock do not have cumulative voting rights in the election of directors and do not have preemptive rights. Holders of the Common Stock are entitled to receive dividends, when and if declared by the Board, out of funds legally available therefor. Subject to any preferential liquidation rights of holders of Preferred Stock, upon any liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to share ratably in all assets of the Company remaining after payments in full of all liabilities of the Company.

  All of the Common Stock offered hereby, when issued, will be fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors is empowered by the Company's Articles of Incorporation to designate and issue from time to time one or more series of Preferred Stock without shareholder approval. The Board of Directors may fix and determine the preferences, limitations and relative rights of each series of Preferred Stock so issued. Because the Board of Directors has the power to establish the preferences and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock preferences and rights, voting or otherwise, senior to the rights of holders of Common Stock. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the Company. The Board of Directors has no present plans to issue any shares of Preferred Stock.

VIRGINIA CORPORATE LAW, ARTICLES OF INCORPORATION AND BYLAW PROVISIONS

 VIRGINIA STOCK CORPORATION ACT

  Shareholders' rights and related matters are governed by the Virginia Stock Corporation Act ("VSCA"), the Company's Articles of Incorporation and its Bylaws. Certain provisions of the VSCA, Articles of Incorporation and Bylaws of the Company, which are summarized below, may discourage or make more difficult any attempt by a person or group to obtain control of the Company. See "Risk Factors--Consequences of Anti-Takeover Provisions."

  The VSCA contains certain anti-takeover provisions regarding affiliated transactions, control share acquisitions and the adoption of shareholder rights plans. In general, the VSCA's affiliated transactions provisions prevent a Virginia corporation from engaging in an "affiliated transaction" (as defined) with an "interested shareholder" (generally defined as a person owning more than 10% of any class of voting securities of the corporation) unless approved by a majority of the "disinterested directors" (as defined) and the holders of at least two-thirds of the outstanding voting stock not owned by the interested shareholder, subject to certain exceptions.

  Under the control share acquisitions provisions of the VSCA, shares acquired in a "control share acquisition" (defined generally as transactions that increase the voting strength of the person acquiring such shares above certain thresholds in director elections) generally have no voting rights unless granted by a majority of the outstanding voting stock not owned by such acquiring person. If such voting rights are granted and the acquiring person controls 50% or more of the voting power, all shareholders, other than the acquiring person, are entitled to receive "fair value" (as defined) for their shares. If such voting rights are not granted, the corporation may, if authorized by its articles of incorporation or bylaws, purchase the acquiring person's shares at their cost to the acquiring person. As permitted by the VSCA, the Company has included a provision in its Bylaws that opt the Company out of the control share acquisition statute. The Company's Bylaws, however, may be amended by the Directors without the shareholders' approval.

  Finally, the shareholder rights plan provisions of the VSCA permit the Board to adopt a shareholder rights plan that could render a hostile takeover prohibitively expensive if the Board determines that such a takeover is not in the best interests of the Company. The existence of the shareholder rights plan provisions of the VSCA, as well as the affiliated transactions and control share acquisition provisions, could delay or prevent a change in control of the Company, impede a merger, consolidation or other business combination involving the Company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

 ARTICLES OF INCORPORATION AND BYLAWS

  The Company's Articles of Incorporation and Bylaws contain certain provisions that could inhibit or impede acquisition of control of the Company by means of a tender offer, a proxy contest or otherwise and inhibit attempts at such transactions. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with the Board. The Company believes that these provisions increase the likelihood that proposals initially will be on more attractive terms than would be the case in their absence and increase the likelihood of negotiations, which might outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in improvement of their terms. The description set forth below is a summary only, and is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws, which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

  Number of Directors; Removal; Filling Vacancies. The Articles of Incorporation provide that the number of directors shall be between three and seven and that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors within this range will be fixed in accordance with the Bylaws. The Bylaws provide that, following the Offering, the number of directors shall initially be four. It is the intention of the Company that the number of directors shall be increased to six within 90 days of the Offering. In addition, the Bylaws provide that any vacancies will be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board. Thus, any vacancies created by an increase in the total number of directors may be filled by a majority of the Board. Accordingly, the Board could temporarily prevent any shareholder from enlarging the Board and then filling the new directorship with such shareholder's own nominees. Moreover, the Articles of Incorporation provide that directors may be removed only for cause. A shareholder therefore could be prevented from replacing the Company's directors with the shareholder's own nominees if the shareholder did not have cause to remove such directors.

  Staggered Terms for Directors. The Company's Articles of Incorporation require that the Board of Directors be divided into three classes of directors. At each annual meeting of shareholders, the class of directors to be elected at such meeting will be elected for a three-year term, and the directors in the other two classes will continue in office. Because holders of Common Stock have no right to cumulative voting for the election of directors, at each annual meeting of shareholders, the holders of the shares of Common Stock with a majority of the voting power of the Common Stock will be able to elect all of the successors of the class of directors whose term expires at the meeting. In effect, the classified Board of Directors may make more difficult or delay a change in control of the Company or the removal of incumbent management.

  Preferred Stock. The Articles of Incorporation authorize the Board to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the preferences, rights and other terms of such series. See "--Preferred Stock." The Company believes that the ability of the Board to issue one or more series of Preferred Stock will provide the Company with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs. The authorized shares of Preferred

Stock, as well as shares of Common Stock, will be available for issuance without further action by the Company's shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. Although the Board has no present intention to do so, it could, in the future, issue a series of Preferred Stock that, due to its terms, could impede a merger, tender offer or other transaction that some, or a majority, of the Company's shareholders might believe to be in their best interests, or in which shareholders might receive a premium over then-prevailing market prices for their shares of Common Stock.

OTHER MATTERS

  The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "OVNT."

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have issued and outstanding 33,600,000 shares of Common Stock (36,960,000 if the Underwriters exercise their over-allotment option in full), all of which will be fully tradeable without restriction or further registration under the Securities Act, except for any of such shares held by "affiliates" (as defined under Rule 405 of the Securities Act) of the Company. The senior officers of the Company have agreed to certain restrictions on the transfer of such shares for a period of 180 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. See "Underwriters." Officers and directors who are "affiliates" of the Company must comply with certain volume limits and manner of sale restrictions applicable under Rule 144 under the Securities Act to any resales of shares of Common Stock they may make, unless such resales are registered under the Securities Act. In general, in order to comply with Rule 144, (i) the amount sold by an affiliate within any 3-month period cannot exceed the greater of (x) 1% of the total number of shares of Common Stock outstanding and (y) the average weekly trading volume in the Common Stock for the most recent four weeks and (ii) such shares must be sold in "brokers transactions" or transactions with a "market maker" (each as defined) not involving the solicitation of a purchaser's order.

                             BANK CREDIT FACILITY

GENERAL

  On June 18, 1998, the Company and Crestar entered into a commitment letter (the "Commitment Letter") to provide for a $200 million revolving credit facility (the "Bank Credit Facility"). Crestar will act as agent for the Bank Credit Facility. The Company expects to utilize the Bank Credit Facility primarily for (i) funding $105 million of the consideration for the Acquisition, (ii) periodic borrowings for working capital and capital expenditures and (iii) to support trade letters of credit.

  Interest on the Bank Credit Facility will be payable at rates per annum equal to, at the Company's option, (a) the London Interbank Offered Rate, plus a spread that adjusts based on the Company's ratio of consolidated indebtedness to consolidated cash flow, or (b) the higher of (i) Crestar's prime rate and (ii) the overnight federal funds rate plus an agreed spread. The Company will also pay certain fees in connection with the establishment and maintenance of the Bank Credit Facility.

  The Bank Credit Facility will terminate on the fifth anniversary of the closing of the Bank Credit Facility and all accrued interest and outstanding principal will be due on such date.

CONDITIONS TO FUNDING

  The Company's borrowing under the Bank Credit Facility will be conditioned on, among other things, the completion of the Offering.

COVENANTS

  The Bank Credit Facility will be evidenced by a credit agreement, notes and other loan documents (the "Loan Documents") which will contain covenants that, among other things, will restrict the ability of the Company to (i) enter into future loans, advances and investments, (ii) consolidate, merge or sell all or any substantial part of its assets, and (iii) change its business.

  The Loan Documents also will contain certain financial covenants with respect to (i) the Company's ratio of consolidated indebtedness (as defined in the Commitment Letter) to consolidated cash flow (as defined in the Commitment Letter), (ii) the Company's ratio of consolidated earnings before income taxes, interest charges, depreciation and amortization, plus the amount of all rental expenses under operating leases, to interest charges and rental expenses under operating leases, and (iii) the Company's consolidated tangible net worth.

EVENTS OF DEFAULT

  The Loan Documents will provide that upon certain "Events of Default", all amounts outstanding thereunder will become immediately due and payable. The following events, among others, will constitute Events of Default: (i) failure to pay when due any interest, principal or fees payable under the Bank Credit Facility, (ii) failure to observe or perform any covenant in the Loan Documents, (iii) a breach of the Company's representations or warranties, (iv) certain cross defaults to other debt of the Company, and (v) any change of control of the Company.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in an Underwriting Agreement, dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, Credit Suisse First Boston (Europe) Limited, Donaldson, Lufkin & Jenrette International and Merrill Lynch International are acting as International Representatives, have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:

         NAME                                                   NUMBER OF SHARES
         ----                                                   ----------------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated............................
  Credit Suisse First Boston Corporation.......................
  Donaldson, Lufkin & Jenrette Securities Corporation..........
  Merrill Lynch, Pierce, Fenner & Smith
       Incorporated............................................
                                                                   ----------
    Subtotal...................................................    26,880,000
                                                                   ----------
International Underwriters:
  Morgan Stanley & Co. International Limited...................
  Credit Suisse First Boston (Europe) Limited..................
  Donaldson, Lufkin & Jenrette International...................
  Merrill Lynch International..................................
                                                                   ----------
    Subtotal...................................................     6,720,000
                                                                   ----------
          Total................................................    33,600,000
                                                                   ==========

  The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

  Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares (as defined herein) for the account of anyone other than a United States or Canadian Person (as defined herein) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares in the United States or Canada or to any United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements
(i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United

States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares."

  Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

  Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

  Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date for the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

  Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

  The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $    a share under the public offering price. Any
Underwriter may allow, and such dealers may reallow, a concession not in
excess of $    a share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Representatives.

  The Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 3,360,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.

  The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Common Stock offered by them.

  The Common Stock has been approved for quotation, subject to official notice of issuance, on the Nasdaq National Market under the symbol "OVNT."

  Each of the Company and the directors, executive officers and certain other senior officers of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not, during the period ending 180 days after the date of this Prospectus,
(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to (x) the sale of Shares to the Underwriters, (y) the issuance by the Company of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus of which the Underwriters have been advised in writing or (z) transactions by any person other than the Company relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the offering of the Shares.

  In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. The Underwriters have reserved the right to reclaim selling concessions in order to encourage Underwriters and dealers to distribute the Common Stock for investment, rather than short-term profit taking. Increasing the proportion of the offering held for investment may reduce the supply of Common Stock available for short-term trading. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  From time to time, the Representatives have provided, and continue to provide, investment banking services to UPC.

  The Company, UPC and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

PRICING OF THE OFFERING

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiations among UPC, the Company and the U.S. Representatives. Among the factors to be considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, sales, earnings and certain other financial operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company. The estimated initial public offering price range set forth on the cover page of this preliminary Prospectus is subject to change as a result of market conditions and other factors.

                       CERTAIN FEDERAL TAX CONSEQUENCES

  The following is a general discussion of the material United States Federal income and estate tax consequences of the ownership and disposition of Common Stock by a "Non-United States Holder" and of the issuance of the Common Stock by the Company. A "Non-United States Holder" is a person or entity that, for United States Federal income tax purposes, is (i) a non-resident alien individual, (ii) a foreign corporation or partnership, (iii) an estate, other than an estate the income of which is includible in gross income for United States Federal income tax purposes regardless of its source, or (iv) a trust that is not subject either to the primary supervision of a court within the United States or the control of a United States fiduciary.

  This discussion is based on the Code and administrative interpretations as of the date hereof, all of which may be changed either retroactively or prospectively. This discussion does not address all aspects of United States Federal income and estate taxation that may be relevant to Non-United States Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

  Prospective holders should consult their own tax advisors with respect to the United States Federal, state, local and non-United States income and other tax consequences to them of holding and disposing of Common Stock.

CONSEQUENCES TO NON-UNITED STATES HOLDERS OF COMMON STOCK

 DIVIDENDS

  The Company does not expect to pay dividends for the foreseeable future. Subject to the discussion below, any dividends paid to a Non-United States Holder of Common Stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty unless the dividend is effectively connected with the conduct of a trade or business within the United States, or, if an income tax treaty applies, is attributable to a United States permanent establishment of the Non-United States Holder and, in either case, the Non-United States Holder provides the payor with proper documentation (Form 4224), in which event the dividend will be taxable under the rules discussed below. In order to claim the benefit of an applicable tax treaty rate, a Non-United States Holder may have to file with the Company or its dividend paying agent an exemption or reduced treaty rate certificate or letter in accordance with the terms of such treaty.

  Under current United States Treasury regulations, for purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, the Company ordinarily will presume that dividends paid to a stockholder at an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. Recently promulgated regulations effective after December 31, 1999, eliminate such current law presumption that dividends paid to an address in a foreign country are paid to a resident of that country and impose certain certification and documentation requirements on Non-United States Holders claiming the benefit of a reduced withholding rate with respect to dividends under a tax treaty.

  In the case of dividends that are effectively connected with the Non-United States Holder's conduct of a trade or business within the United States or, if an income tax treaty applies, are attributable to a United States permanent establishment of the Non-United States Holder, the Non-United States Holder will generally be subject to regular United States income tax in the same manner as if the Non-United States Holder were a United States resident. A Non-United States corporation receiving effectively connected dividends also may be subject to an additional "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the Non-United States corporation's "effectively connected earnings and profits," subject to certain adjustments.

 GAIN ON DISPOSITION OF COMMON STOCK

  A Non-United States Holder will not be subject to United States Federal income tax with respect to gain realized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of such Non-United States Holder in the United States, (ii) in the case of certain Non-United States Holders who are non-resident alien individuals and hold the Common Stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and either (a) such individuals have a "tax home" (as defined for United States Federal income tax purposes) in the United States, or (b) the gain is attributable to an office or other fixed place of business maintained by such individuals in the United States, (iii) the Non-United States Holder is subject to tax, pursuant to the provisions of United States tax law applicable to certain United States expatriates, or (iv) the Company is or has been a "United States real property holding corporation" within the meaning of
Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such Non-United States holding period.

  The Company believes that it is not currently, and will not become, a United States real property holding corporation. If the Company were to become a United States real property holding corporation, any gain recognized on a sale or other disposition of Common Stock by a Non-United States Holder would be subject to United States Federal income tax if (i) the Common Stock were not regularly traded on an established securities market for tax purposes or (ii) the Common Stock were regularly traded on an established Securities market for tax purposes and the Non-United States Holder held, directly or indirectly, at any time within the five-year period preceding such disposition, more than 5% of the outstanding Common Stock.

 FEDERAL ESTATE TAXES

  An individual Non-United States Holder who is treated as the owner of or has made certain lifetime transfers of an interest in the Common Stock will be required to include the value thereof in his gross estate for United States Federal estate tax purposes, and may be subject to United States Federal estate tax unless an applicable estate tax treaty provides otherwise.

 INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

  Under current United States Treasury regulations, the Company must report annually to the Internal Revenue Service (the "IRS") and to each Non-United States Holder the amount of dividends paid to such holder and any tax withheld with respect to such dividends. These information reporting requirements may apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-United States Holder is a resident under the provisions of an applicable income tax treaty or agreement.

  United States backup withholding (which generally is withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to (i) dividends paid to Non-United States Holders that are subject to the 30% withholding discussed above (or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding) or (ii) under current law, dividends paid to a Non-United States Holder at an address outside of the United States.

  Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of Common Stock owned by beneficial owners that are not "exempt recipients" and that fail to provide certain identifying information in the manner required.

  The payment of the proceeds of the disposition of Common Stock to or through the U.S. office of a broker is subject to information reporting unless the disposing holder certifies under penalty of perjury its Non-United States status or otherwise establishes an exemption. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a Non-United States office of a Non-United States broker. However, information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if (a) the payment is made through an office outside the United States of a broker that is either (i) a United States person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or (iii) a "controlled foreign corporation" for United States Federal income tax purposes, and (b) the broker fails to maintain documentary evidence that the holder is a Non-United States Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption.

  Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided the required information is furnished to the IRS.

  On October 6, 1997, the IRS issued final regulations relating to withholding, backup withholding and information reporting that unify current certification procedures and forms and clarify reliance standards. Such regulations generally will be effective with respect to payments made after December 31, 1999.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the shares of Common Stock offered hereby will be passed upon for the Company by Hunton & Williams, Richmond, Virginia. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

  The consolidated financial statements as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed a Registration Statement on Form S-1 (together with all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the "Commission") with respect to the shares of Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement, and exhibits and schedules contained therein, which may be inspected without charge at the principal office of the Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549, and copies of all or any part of which may be obtained from the Commission upon payment of the prescribed fees. The summaries contained in this Prospectus concerning information included in the Registration Statement, or in any exhibit or schedule thereto, are qualified in their entirety by reference to such information, exhibit or schedule.

  After consummation of this Offering, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file reports, proxy statements and other information with the Commission. The reports, proxy statements and other information filed with the Commission, as well as the Registration Statement, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

  The Company intends to furnish its shareholders with an annual report containing consolidated financial statements certified by its independent auditors.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
FINANCIAL STATEMENTS:
Overnite Holding, Inc.
Audited Consolidated Financial Statements
  Independent Auditors' Report............................................ F-2
  Statement of Consolidated Income for the years ended December 31, 1995,
   1996 and 1997.......................................................... F-3
  Statement of Consolidated Financial Position as of December 31, 1996 and
   1997................................................................... F-4
  Statement of Consolidated Cash Flows for the years ended December 31,
   1995, 1996 and 1997.................................................... F-5
  Statement of Stockholder's Equity for the years ended December 31, 1995,
   1996 and 1997.......................................................... F-6
  Notes to the Consolidated Financial Statements.......................... F-7
Unaudited Interim Consolidated Financial Statements
  Unaudited Interim Statement of Consolidated Income for the six months ended June 30, 1997 and 1998........................................... F-16
  Unaudited Interim Statement of Consolidated Financial Position as of
   December 31, 1997 and
   June 30, 1998.......................................................... F-17
  Unaudited Interim Statement of Consolidated Cash Flows for the six
   months ended June 30, 1997 and 1998.................................... F-18
  Unaudited Interim Statement of Stockholder's Equity for the six months ended June 30, 1997 and 1998........................................... F-19
  Notes to Unaudited Interim Consolidated Financial Statements............ F-20
Unaudited Pro Forma Consolidated Financial Statements of Overnite
 Corporation
  Unaudited Pro Forma Statement of Consolidated Income for the year ended
   December 31, 1997 and the six months ended June 30, 1998............... F-22
  Unaudited Pro Forma Statement of Consolidated Financial Position as of
   June 30, 1998.......................................................... F-23
  Notes to Unaudited Pro Forma Consolidated Financial Statements.......... F-24

                         INDEPENDENT AUDITORS' REPORT

Union Pacific Corporation
Dallas, Texas

Overnite Holding, Inc.
Wilmington, Delaware

  We have audited the accompanying statements of consolidated financial position of Overnite Holding, Inc. and subsidiary companies (the "Company") as of December 31, 1997 and 1996, and the related statements of consolidated income, stockholder's equity and consolidated cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Richmond, Virginia
May 8, 1998

                             OVERNITE HOLDING, INC.

                        STATEMENT OF CONSOLIDATED INCOME

                                                  YEAR ENDED DECEMBER 31,
                                              ---------------------------------
                                                 1995        1996       1997
                                              ----------  ----------  ---------
                                                      (IN THOUSANDS)
Operating Revenue............................ $  975,963  $  960,998  $ 945,968
Operating Expenses
  Salaries, wages and benefits...............    625,573     622,569    572,381
  Supplies and expenses......................    125,936     130,565    109,922
  Operating taxes............................     49,085      46,027     41,091
  Claims and insurance.......................     30,359      33,921     30,291
  Rents and purchased transportation.........     83,274      91,380     75,632
  Communications and utilities...............     19,057      19,488     17,497
  Depreciation...............................     44,932      45,418     42,516
  Amortization of goodwill...................     19,500      19,500     19,500
  Other expenses.............................     17,407      19,596     26,826
                                              ----------  ----------  ---------
    Total operating expenses.................  1,015,123   1,028,464    935,656
                                              ----------  ----------  ---------
Operating income (loss)......................    (39,160)    (67,466)    10,312
Intercompany interest income (note 10).......      9,399       9,268     11,378
Interest expense.............................      1,822       1,532      1,774
Other income (expenses)......................       (325)      3,116          2
                                              ----------  ----------  ---------
Income (loss) before income taxes............    (31,908)    (56,614)    19,918
Income taxes (benefits) (note 4).............     (8,163)    (13,723)    15,609
                                              ----------  ----------  ---------
Net income (loss)............................ $  (23,745) $  (42,891) $   4,309
                                              ==========  ==========  =========


  The accompanying accounting policies and notes to the consolidated financial statements are an integral part of these statements.

                             OVERNITE HOLDING, INC.

                  STATEMENT OF CONSOLIDATED FINANCIAL POSITION

                                                             AS OF DECEMBER 31,
                                                            ----------------------
                                                               1996        1997
                                                            ----------  ----------
                                                               (IN THOUSANDS)
                       ASSETS
Current assets
  Cash..................................................... $    3,842  $    2,278
  Accounts receivable (less allowance of $14,510 and
   $12,625)................................................     93,454     122,427
  Advances to affiliate (note 10)..........................    128,784     159,345
  Current deferred tax asset (note 4)......................     24,593      26,551
  Inventories..............................................      8,003       8,246
  Prepaid expenses.........................................     45,444      11,557
                                                            ----------  ----------
    Total current assets...................................    304,120     330,404
                                                            ----------  ----------
Properties
  Cost (note 3)............................................    736,253     750,486
  Accumulated depreciation (note 3)........................   (271,849)   (297,496)
                                                            ----------  ----------
    Net properties.........................................    464,404     452,990
                                                            ----------  ----------
Other
  Goodwill--net............................................    580,913     561,413
  Deferred tax asset (note 4)..............................     35,059      32,029
  Other assets.............................................      5,484       3,403
                                                            ----------  ----------
    Total assets........................................... $1,389,980  $1,380,239
                                                            ==========  ==========
           LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
  Accounts payable......................................... $   21,803  $   24,516
  Bank overdrafts..........................................      3,032       9,510
  Accrued wages and deductions.............................     13,085      15,364
  Accrued vacation, benefits and employee savings plan.....     36,854      41,621
  Accrued casualty costs...................................     22,763      22,100
  Interest payable.........................................      1,289       1,744
  Income and other taxes...................................      8,111       9,446
  Lease due within one year (note 5).......................      2,965       3,139
  Current retiree benefit obligation (note 7)..............     38,765      20,318
  Other current liabilities................................      5,792      12,043
                                                            ----------  ----------
    Total current liabilities..............................    154,459     159,801
Other liabilities
  Lease due after one year (note 5)........................      8,363       5,224
  Accrued casualty costs...................................     34,410      31,663
  Retiree benefit obligation (note 7)......................     71,056      73,550
                                                            ----------  ----------
    Total other liabilities................................    113,829     110,437
                                                            ----------  ----------
Stockholder's equity
  Common stockholder's equity..............................  1,121,692   1,110,001
                                                            ----------  ----------
    Total liabilities and stockholder's equity............. $1,389,980  $1,380,239
                                                            ==========  ==========

  The accompanying accounting policies and notes to the consolidated financial statements are an integral part of these statements.

                             OVERNITE HOLDING, INC.

                      STATEMENT OF CONSOLIDATED CASH FLOWS

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1995      1996      1997
                                                  --------  --------  --------
                                                        (IN THOUSANDS)
Cash from operations
 Net income (loss)............................... $(23,745) $(42,891) $  4,309
  Non-cash items included in net income (loss):
   Depreciation..................................   44,932    45,418    42,516
   Amortization of goodwill......................   19,500    19,500    19,500
   Deferred income taxes (note 4)................   14,784     1,811       883
   Other--net....................................   (2,091)   (8,945)    2,630
  Accounts receivable............................    8,726    20,195   (28,973)
  Inventories....................................   (1,083)      275      (243)
  Other current assets and prepaid expenses......  (14,313)  (21,792)   31,929
  Accounts payable...............................    6,537   (10,009)    2,713
  Leases due within one year.....................      160       171       174
  Other current liabilities......................   (8,904)   38,869    (4,023)
                                                  --------  --------  --------
    Net cash from operations.....................   44,503    42,602    71,415
                                                  --------  --------  --------
Investing activities
 Capital investments.............................  (49,411)  (10,479)  (40,411)
 Proceeds from sales of assets...................    1,882    10,034    10,480
                                                  --------  --------  --------
    Net cash used in investing activities........  (47,529)     (445)  (29,931)
                                                  --------  --------  --------
Financing activities
 Dividends paid..................................  (16,000)  (16,000)  (16,000)
 Repayment of debt...............................   (2,634)   (2,795)   (2,965)
 Advances from affiliate (note 10)...............  138,593    90,439   181,163
 Advances to affiliate (note 10)................. (110,152) (117,383) (211,724)
 Bank overdrafts.................................   (2,052)   (4,348)    6,478
                                                  --------  --------  --------
    Net cash (used in) provided by financing
     activities..................................    7,755   (50,087)  (43,048)
                                                  --------  --------  --------
Net change in cash...............................    4,729    (7,930)   (1,564)
Cash at beginning of year........................    7,043    11,772     3,842
                                                  --------  --------  --------
Cash at end of year.............................. $ 11,772  $  3,842  $  2,278
                                                  ========  ========  ========
Supplemental cash flow information
 Income taxes paid (received).................... $ (8,748) $(34,700) $ 14,300
 Interest paid...................................    1,822     1,532     1,342

  The accompanying accounting policies and notes to the consolidated financial statements are an integral part of these statements.

                             OVERNITE HOLDING, INC.

                       STATEMENT OF STOCKHOLDER'S EQUITY

                                                YEAR ENDED DECEMBER 31
                                           ----------------------------------
                                              1995        1996        1997
                                           ----------  ----------  ----------
                                                    (IN THOUSANDS)
Common stock, $10 par value (authorized
 100 shares)
  Balance at beginning of year............ $        1  $        1  $        1
  Balance at end of year..................          1           1           1
Paid-in surplus
  Balance at beginning of year............  1,242,186   1,242,186   1,242,186
  Balance at end of year..................  1,242,186   1,242,186   1,242,186
Retained earnings
  Balance at beginning of year............    (21,859)    (61,604)   (120,495)
  Net income (loss).......................    (23,745)    (42,891)      4,309
                                           ----------  ----------  ----------
    Total.................................    (45,604)   (104,495)   (116,186)
  Cash dividends declared.................    (16,000)    (16,000)    (16,000)
                                           ----------  ----------  ----------
  Balance at end of year..................    (61,604)   (120,495)   (132,186)
                                           ----------  ----------  ----------
    Total common stockholder's equity..... $1,180,583  $1,121,692  $1,110,001
                                           ==========  ==========  ==========



  The accompanying accounting policies and notes to the consolidated financial statements are an integral part of these statements.

                            OVERNITE HOLDING, INC.

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

  Consolidation

    The consolidated financial statements include the accounts of Overnite Holding, Inc. (the "Company") and its wholly-owned subsidiaries. Overnite Transportation Company ("OTC") is the major operating subsidiary. All significant intercompany accounts and transactions have been eliminated. The Company is a wholly-owned subsidiary of Union Pacific Corporation ("UPC").

    The Company is a major interstate trucking company specializing in less-than-truckload shipments. The Company serves all 50 states and portions of Canada, Mexico, Puerto Rico and Guam through 164 service centers located throughout the United States. The Company transports a variety of products, including chemicals, fabricated metal products, textiles, machinery, electronics and paper products. The following describes major accounting policies used in the preparation of the accompanying financial statements that are not covered in other notes.

  Property and Depreciation

    Properties are carried at cost. Provisions for depreciation are computed on the straight-line method based on estimated service lives of depreciable property. Service lives range from 10 to 40 years for buildings and improvements, 6 to 15 years for revenue equipment, and 5 to 10 years for other equipment. Gains and losses on dispositions of revenue and other equipment are reported with depreciation expense while gains and losses for all other dispositions (principally real estate) are reported in other income.

  Long-Lived and Intangible Assets

    Goodwill represents the excess paid by UPC in its 1986 acquisition of the Company over the fair value of net assets acquired, net of amortization over 40 years. The Company assesses the recoverability of long-lived and intangible assets through a review of undiscounted cash flows and fair values of those assets per the Statement of Financial Accounting Standards
  (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Accumulated goodwill amortization was $234.3 million and $253.8 million at December 31, 1996 and 1997, respectively.

  Revenue Recognition

    Transportation revenues are recognized on a percentage-of-completion basis, while delivery costs are recognized as incurred.

  Hedging Transactions

    The Company periodically hedges fuel purchases. Unrealized gains and losses from swaps, futures and forward contracts are deferred and recognized as a component of fuel expense as the fuel is consumed.

  Use of Estimates

    The consolidated financial statements of the Company include estimates and assumptions regarding certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual future results may differ from such estimates.

  Earnings Per Share

    Earnings per share have been omitted from the consolidated statement of income as the Company was a wholly-owned subsidiary of UPC for all periods presented.

                            OVERNITE HOLDING, INC.

  Bank Overdrafts

    The Company participates in a cash management program with UPC which provides daily replenishment of the major bank account for check-clearing requirements. Due to these arrangements negative cash balances representing outstanding checks exist at the end of all periods presented. These amounts are reflected as current liabilities in the Statement of Consolidated Financial Position.

  Claims Liabilities

    The Company is self-insured for workers compensation, health insurance, property damage, liability claims and cargo losses up to certain limits. Provisions have been made for the estimated losses in these areas based on historical estimates, actuarial analysis and other methods. The actual costs may vary from estimates based upon trends of losses for filed claims and claims yet to be filed.

2. FINANCIAL INSTRUMENTS

  Risk Management

    The Company periodically uses derivative financial instruments to manage a portion of its risk of fluctuating fuel prices. The Company does not use derivatives for trading purposes. Where the Company has fixed fuel prices through the use of swaps, futures or forward contracts, the Company has mitigated the downside risk of adverse price movements; however, it has also limited future gains from favorable movements. The Company has not been required to provide, nor has it received, any collateral relating to its hedging activity. The fair market values of the Company's derivative financial instrument positions at December 31, 1997 and 1996 described below were developed based on the present value of expected future cash flows. Unrealized gains and losses from swaps, futures and forward contracts are deferred and recognized as a component of fuel expenses as the fuel is consumed.

    At December 31, 1997, the Company had hedged 34% of its forecasted 1998 fuel consumption. At December 31, 1996, the Company had not hedged any of its forecasted 1997 fuel consumption. At year-end 1997, the Company had outstanding swap agreements of $10 million, with gross and net liability positions of $1 million. Fuel hedging had no significant effect on fuel costs for the Company for the periods presented.

  Fair Value of Financial Instruments

    The carrying value of the Company's financial instruments approximates fair value.

3. PROPERTIES

    Major property accounts are as follows:

                                                            AS OF DECEMBER 31,
                                                            -------------------
                                                              1996      1997
                                                            --------- ---------
                                                              (IN THOUSANDS)
   Land.................................................... $  69,125 $  68,305
   Buildings and improvements..............................   186,373   190,128
   Equipment...............................................   386,589   394,462
   Other transportation property...........................    94,166    97,591
                                                            --------- ---------
     Total................................................. $ 736,253 $ 750,486
                                                            ========= =========

                            OVERNITE HOLDING, INC.

    Accumulated depreciation accounts are as follows:

                                                            AS OF DECEMBER 31,
                                                            -------------------
                                                              1996      1997
                                                            --------- ---------
                                                              (IN THOUSANDS)
   Buildings and improvements.............................. $  62,065 $  68,451
   Equipment...............................................   153,396   164,393
   Other transportation property...........................    56,388    64,652
                                                            --------- ---------
     Total................................................. $ 271,849 $ 297,496
                                                            ========= =========

4. INCOME TAXES

    The Company is included in the consolidated Federal income tax return of UPC. The consolidated Federal income tax liability of UPC is allocated among all corporate entities in the consolidated group on the basis of each entity's contributions to the consolidated Federal income tax liability. Full benefit of tax losses and credits made available and utilized in UPC's consolidated Federal income tax returns is allocated to the individual companies generating such items. Components of income tax expense (benefit) are as follows:

                                              FOR THE YEAR ENDED DECEMBER 31,
                                              ----------------------------------
                                                 1995        1996       1997
                                              ----------  ----------  ----------
                                                      (IN THOUSANDS)
   Current:
     Federal................................. $  (19,848) $  (15,531) $  15,007
     State...................................     (3,099)         (3)      (281)
                                              ----------  ----------  ---------
       Total current.........................    (22,947)    (15,534)    14,726
   Deferred:
     Federal.................................     14,599       3,473     (1,772)
     State...................................        185      (1,662)     2,655
                                              ----------  ----------  ---------
       Total deferred........................     14,784       1,811        883
                                              ----------  ----------  ---------
       Total................................. $   (8,163) $  (13,723) $  15,609
                                              ==========  ==========  =========

    Deferred tax liabilities (assets) comprise the following:

                                                          AS OF DECEMBER 31,
                                                          --------------------
                                                            1996       1997
                                                          ---------  ---------
                                                            (IN THOUSANDS)
   Current deferred tax asset............................ $ (24,593) $ (26,551)
                                                          ---------  ---------
   Excess tax over book depreciation.....................    78,782     76,947
   State taxes--net......................................     1,880      3,772
   Tax amortizable intangible assets.....................  (111,632)  (105,948)
   Excess accrued liabilities............................   (39,089)   (41,800)
   Other tax reserves....................................    35,000     35,000
                                                          ---------  ---------
   Net long-term deferred tax asset......................   (35,059)   (32,029)
                                                          ---------  ---------
   Net deferred tax asset................................ $ (59,652) $ (58,580)
                                                          =========  =========

                            OVERNITE HOLDING, INC.

    A reconciliation between statutory and effective tax rates of continuing operations is as follows:

                                               FOR THE YEAR ENDING DECEMBER 31,
                                               ----------------------------------
                                                  1995        1996       1997
                                               ----------- ----------- ----------
   Statutory tax rate.........................     (35.0%)     (35.0%)     35.0%
   State taxes--net...........................      (5.9)       (1.9)       7.8
   Amortization of goodwill...................      21.4        12.1       34.3
   Other......................................      (6.1)        0.6        1.3
                                               ----------- ----------- ---------
   Effective tax rate.........................     (25.6%)     (24.2%)     78.4%
                                               =========== =========== =========

    All material IRS deficiencies prior to 1983 have been settled. UPC has reached a partial settlement with the Appeals Office of the IRS for 1983 through 1985; the remaining issues will be resolved through refund claims filed for those years. UPC is negotiating with the Appeals Office concerning 1986 through 1989 tax years. The IRS is examining UPC's returns for 1990 through 1994. UPC and the Company believe that the Company has adequately provided for Federal and State income taxes.

5. DEBT

    Total debt is summarized below:

                                                             AS OF DECEMBER 31,
                                                             -------------------
                                                               1996      1997
                                                             --------- ---------
                                                               (IN THOUSANDS)
   Capitalized lease obligations............................ $  11,328 $  8,363
   Less current portion.....................................     2,965    3,139
                                                             --------- --------
     Total long-term lease.................................. $   8,363 $  5,224
                                                             ========= ========

    Lease maturities for 1998, 1999 and 2000 are $3.1 million, $2.6 million and $2.6 million, respectively. There are no debt maturities scheduled beyond 2000.

6. LEASES

    The Company leases certain revenue equipment and other property. Future minimum lease payments for capital and operating leases with initial or remaining non-cancelable lease terms in excess of one year as of December 31, 1997 are as follows:

                                                              OPERATING CAPITAL
                                                               LEASES   LEASES
                                                              --------- -------
                                                               (IN THOUSANDS)
   1998......................................................  $ 7,347  $ 3,291
   1999......................................................    5,051    3,832
   2000......................................................    2,805    4,074
   2001......................................................    2,136       --
   2002......................................................    1,744       --
   Later years...............................................    3,621       --
                                                               -------  -------
   Total minimum payments....................................  $22,704  $11,197
   Amount representing interest..............................            (2,834)
                                                                        -------
   Present value of minimum lease payments...................           $ 8,363
                                                                        =======

    Rent expenses for operating leases with terms exceeding one year were $5.2 million, $6.4 million and $7.5 million in 1995, 1996 and 1997, respectively. Contingent rentals and sub-rentals are not significant.

                            OVERNITE HOLDING, INC.

  Assets under capital lease are $19.0 million net of $5.8 million accumulated depreciation. Lease amortization is included in depreciation expense.

7. RETIREMENT PLANS

    Pension and Postretirement Benefits

    In February 1998, the Financial Accounting Standards Board ("FASB") issued Statement No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132"). SFAS 132 standardizes the disclosure requirements for pension and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer as useful as they were in the past. This statement requires restatement of disclosures for earlier periods. Although not required until the end of 1998, earlier application is encouraged. The Company has elected to adopt the provisions of SFAS 132.

    The Company sponsors a noncontributory pension plan covering substantially all employees and a postretirement health and life insurance plan. Qualified and non-qualified pension benefits are based on years of service and the highest average annual compensation during any five consecutive calendar years of employment. The qualified pension plans are funded based on the Projected Unit Credit actuarial funding method and are funded at not less than the minimum funding standards set forth in the Employee Retirement Income Security Act of 1974, as amended. Other postretirement benefits are provided on a cost-sharing basis for qualifying employees. In November 1997, the pension plan was amended to allow for full early retirement benefits upon attaining 30 years of service and 55 years of age. These amendments, effective January 1, 1998, are reflected in the pension liability for the year ended December 31, 1997.

    The following tables represent activity in the Company's pension and other postretirement benefit accounts:

                                                                   OTHER
                                                              POSTRETIREMENT
                                                   PENSION       BENEFITS
                                                  ----------  ----------------
                                                  1996  1997   1996     1997
   CHANGE IN PROJECTED BENEFITS OBLIGATION:       ----  ----  -------  -------
                                                        (IN MILLIONS)
   Projected benefits obligation at beginning of
    year........................................  $345  $389  $    48  $    49
   Service cost.................................    19    18        4        3
   Interest cost................................    27    30        3        3
   Plan amendments..............................    --    39       --       --
   Actuarial loss (gain)........................    11    26        8        7
   Benefits paid................................   (13)  (13)      (1)      (1)
                                                  ----  ----  -------  -------
   Projected benefits obligation at end of
    year........................................  $389  $489  $    62  $    61
                                                  ====  ====  =======  =======
                                                                   OTHER
                                                              POSTRETIREMENT
                                                   PENSION       BENEFITS
                                                  ----------  ----------------
                                                  1996  1997   1996     1997
   CHANGE IN PLAN ASSETS:                         ----  ----  -------  -------
                                                        (IN MILLIONS)
   Fair value of plan assets at beginning of
    year........................................  $352  $390  $    --  $    --
   Actual return on plan assets.................    50    66       --       --
   Employer contribution........................     1    35        1        1
   Benefits paid................................   (13)  (13)      (1)      (1)
                                                  ----  ----  -------  -------
   Fair value of plan assets at end of year.....  $390  $478  $    --  $    --
                                                  ====  ====  =======  =======

                            OVERNITE HOLDING, INC.

                                                                   OTHER
                                                              POSTRETIREMENT
                                                   PENSION       BENEFITS
                                                  ----------  ----------------
                                                  1996  1997   1996     1997
   FUNDED STATUS:                                 ----  ----  -------  -------
                                                        (IN MILLIONS)
   Funded status................................. $  1  $(11) $   (62) $   (61)
   Unrecognized net actuarial loss (gain)........  (35)  (47)       9        3
   Unrecognized prior service cost (gain)........    1    40      (14)     (10)
   Unrecognized initial transition obligation....  (10)   (8)      --       --
                                                  ----  ----  -------  -------
   Net amount recognized......................... $(43) $(26) $   (67) $   (68)
                                                  ====  ====  =======  =======

    At December 31, 1997, the pension plan is in compliance with all funding requirements established by the Internal Revenue Service.

    At December 31, 1996 and 1997, the fair value of the pension plan's assets exceeded the accumulated benefit obligation by $53 million and $56 million, respectively.

                                                                  OTHER
                                                             POSTRETIREMENT
                                                  PENSION       BENEFITS
                                                 ----------  ----------------
   WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER   1996  1997   1996     1997
   31:                                           ----  ----  -------  -------
   Discount rate...............................  7.50% 7.00%    7.50%    7.00%
   Expected return on plan assets..............  8.00% 8.00%      --       --
   Rate of compensation increase...............  4.50% 4.00%      --       --

                                                                    OTHER
                                                                POSTRETIREMENT
                                                 PENSION           BENEFITS
                                              ----------------  ----------------
                                              1995  1996  1997  1995  1996  1997
   COMPONENTS OF NET PERIODIC BENEFIT COST:   ----  ----  ----  ----  ----  ----
                                                      (IN MILLIONS)
   Service cost-benefits earned during the
    period.................................   $ 16  $ 19  $ 18  $ 3   $ 4   $ 3
   Interest on projected benefit
    obligation.............................     24    27    30    3     3     4
   Expected return on assets...............    (22)  (26)  (29)  --    --    --
   Net amortization costs..................     (2)   (2)   (1)  (4)   (4)   (5)
                                              ----  ----  ----  ---   ---   ---
   Charge to operations....................   $ 16  $ 18  $ 18  $ 2   $ 3   $ 2
                                              ====  ====  ====  ===   ===   ===

    As of year-end 1996 and 1997, approximately 37% and 32%, respectively, of the funded plan's assets were held in fixed-income and short-term securities, with the remainder in equity securities.

    Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The health care cost trend rate is assumed to decrease gradually from 9% for 1998 to 4.5% for 2005 and all future years. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                          1% POINT INCREASE 1% POINT DECREASE
                                          ----------------- -----------------
                                                    (IN THOUSANDS)
   Change in service and interest cost
    components...........................       $ 88              $ 86
   Change in postretirement benefits
    obligation...........................       $598              $587

                            OVERNITE HOLDING, INC.

  Tax Reduction Investment Plans

    The Company maintains two defined contribution plans (the "401(k) Plans") under which employees are eligible to defer a portion of their compensation (as defined in the 401(k) Plans) ranging from 1% to 10% as provided in
  Section 401(k) of the Internal Revenue Code of 1986, as amended. The Company currently matches 50% of deferrals up to 6% of employee compensation. Based on the Company's financial performance, these matching contributions could increase to 75% or 100% of deferrals up to 6% of employee compensation. The Company contributed $8.4 million and $7.5 million in matching contributions to the 401(k) Plans in 1996 and 1997, respectively.

8. STOCK OPTION PLANS

    The FASB issued Statement No. 123, "Accounting for Stock-Based Compensation ("SFAS 123"), which was effective for 1996 financial statements. SFAS 123 requires either recognition of compensation expense for stock options and other stock-based compensation or supplemental disclosure of the impact such expense recognition would have had on the Company's results of operations had the Company recognized such expense. The Company has elected the supplemental disclosure option.

    Certain of the Company's officers and key employees participate in UPC's stock option, retention and restricted stock plans. As of December 31, 1997, there were 1,111,436 UPC stock options held by employees of the Company, of which 600,011 UPC stock options were then exercisable. Options under the plans have an option price equal to 100% of the fair market value of UPC common stock at the date of grant and are exercisable for a period of 10 years from the grant date. Options become exercisable no earlier than one year after grant. In addition, eligible employees of the Company have been issued restricted stock awards representing 233,602 shares of UPC common stock as of December 31, 1997. Pro forma net income (loss) (as defined in SFAS No. 123) for 1995, 1996 and 1997, including compensation expense computed pursuant to SFAS No. 123 (as though the value of options were charged to income over the vesting period) would not have been materially different from reported net income (loss).

9. COMMITMENTS AND CONTINGENCIES

    There are various claims and lawsuits pending against the Company. The Company is also subject to Federal, state and local environmental laws and regulations, and is currently participating in the investigation and remediation of a number of sites. Where the remediation costs can be reasonably determined, and where such remediation is probable, the Company has recorded a liability. At December 31, 1997, the Company had accrued $1 million for estimated future environmental costs. The accrual is based on management's best estimate of the undiscounted future remediation costs associated with all the identified sites, and excludes any recoveries that may arise from other parties. The accrual is founded on management's experience in dealing with similar environmental matters at other sites.

    In 1995, the National Labor Relations Board ("NLRB") General Counsel issued a series of complaints before the NLRB contending that the Company had engaged in unfair labor practices that affected the outcome of employee elections regarding union representation. The Teamsters disputed the outcome of the union elections at 18 service centers and sought an order that the Company bargain with the union at these locations despite the employees' vote against union representation. The Teamsters Union also sought implementation of a wage increase which had been awarded to non-union employees in March 1995 but withheld from employees at four other union-represented service centers pending negotiations with the union. In July 1995, the Company and the NLRB General Counsel settled certain of these claims, by requiring the Company to post notices promising not to engage in certain alleged unfair labor practices. Further, at the four service centers where employee elections in favor of union representation had been certified by the NLRB, the Company agreed to implement the wage increase which had been implemented

                            OVERNITE HOLDING, INC.

  previously at non-union service centers. The settlement explicitly did not admit the commission of any unfair labor practices. It did not resolve, however, whether the Company could be ordered to bargain with the union at a number of service centers where the union had lost elections. On April 10, 1998, an administrative law judge at the NLRB found in favor of the Teamsters Union and the NLRB General Counsel with respect to certain of the remaining allegations, issuing a recommended order (the "ALJ Order") that, among other things, would require the Company to bargain with the Teamsters Union upon request at four additional service centers: Louisville, Kentucky; Lawrenceville, Georgia; Norfolk, Virginia; and Bridgeton, Missouri. Consolidated into the cases decided by the ALJ was a complaint claiming that a wage and benefit increase withheld from Teamster-represented employees in 1996, because the union would not negotiate the Company's productivity improvement flexibilities on which the increase was contingent, should have been granted to those employees. The ALJ Order sustained that claim and recommended that the Company be ordered to make payments that would amount to approximately $2 million of back pay. The Company plans to appeal this decision to the full NLRB, and, if necessary, to a U.S. Court of Appeals. Complaints for bargaining orders at 11 remaining service centers are still before administrative law judges. Employees at the four service centers that are subject to the ALJ Order, together with those at the 11 other service centers where bargaining orders are being sought (only nine of which are operating), account for approximately 8% of the Company's nationwide work force (approximately 9% of non-management employees).

    It is not possible at this time for the Company to fully determine the effect of all unasserted claims on its consolidated financial condition, results of operations or liquidity; however, to the extent possible, where unasserted claims can be estimated and where such claims are considered probable, the Company has recorded a liability. If all or a substantial portion of the labor law litigation were decided adversely to the Company, it could have a materially adverse effect on the Company's operating results. The Company does not expect that any other known lawsuits, claims, environmental costs, commitments or guarantees will have a material adverse effect on its consolidated financial condition or operating results.

    The Company has been notified by the U.S. Environmental Protection Agency that it is a potentially responsible person under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") or other federal or state environmental statutes at 11 hazardous waste sites. Under CERCLA the Company may be jointly and severally liable for all site remediation and expenses. After investigating the Company's involvement in waste disposal or waste generation at such sites, the Company either has agreed to de minimis settlements or believes that its obligations with respect to such sites will involve immaterial monetary liability, although there can be no assurances in this regard.

10. RELATED PARTY TRANSACTIONS

    Advances to and from affiliated companies have historically accrued interest at a rate which represents UPC's cost of borrowing. The interest rate on the advances was 7.5% in 1996 and 1997. The Company had a net receivable from UPC at December 31, 1996 and 1997, principally the result of cash advanced to UPC in excess of that needed to meet the capital and operating expense requirements of the Company.

    Services performed by UPC on behalf of the Company include cash management, internal audit, certain tax services, information services technical support and employee benefits administration. Costs for services provided have been reflected in the Company's financial statements.

    Charges incurred by UPC which are directly attributable to the Company were charged to the Company as incurred. Other costs were charged to the Company based on usage or percentage of assets. Amounts charged were approximately $20 million, $18 million, and $18 million for 1995, 1996, and 1997, respectively. The Company and UPC believe such allocations are reasonable. Had the Company operated as an unaffiliated entity during each of the three years in the period ended December 31, 1997, it would have incurred incremental expenses of approximately $6.5 million per year.

                            OVERNITE HOLDING, INC.

11. ACCOUNTING PRONOUNCEMENTS

    In June 1997, FASB issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which is effective January 1, 1998. The Company has adopted the provisions of SFAS No. 130 effective January 1, 1998. The components of comprehensive income include, among other things, changes in the market value of futures contracts which qualify for hedge accounting and any net loss recognized as an additional pension liability but not yet recognized as net periodic pension cost.

    Also in June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," that is effective in 1998. Management is currently analyzing the effects of this statement and does not believe the effects will be material.

    In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The Company has elected to adopt the provisions of SFAS No. 132 in its 1997 financial statements.

                             OVERNITE HOLDING, INC.

               UNAUDITED INTERIM STATEMENT OF CONSOLIDATED INCOME

                                                             SIX MONTHS ENDED
                                                                 JUNE 30,
                                                             ------------------
                                                               1997      1998
                                                             --------  --------
                                                              (IN THOUSANDS)
Operating revenue........................................... $451,329  $519,316
Operating expenses
  Salaries, wages and benefits..............................  280,245   313,040
  Supplies and expenses.....................................   52,094    57,303
  Operating taxes...........................................   21,059    22,010
  Claims and insurance......................................   14,422    15,836
  Rents and purchased transportation........................   32,354    42,472
  Communications and utilities..............................    9,144     9,054
  Depreciation..............................................   21,107    22,821
  Amortization of goodwill..................................    9,750     9,750
  Other expenses............................................   11,125    10,884
                                                             --------  --------
    Total operating expenses................................  451,300   503,170
                                                             --------  --------
Operating income............................................       29    16,146
Intercompany interest income................................    5,069     6,067
Interest expense............................................      667       727
Other income................................................     (331)      463
                                                             --------  --------
Income before income taxes..................................    4,100    21,949
Income taxes................................................    5,570    11,866
                                                             --------  --------
Net income (loss)........................................... $ (1,470) $ 10,083
                                                             ========  ========



     See notes to the unaudited interim consolidated financial statements.

                             OVERNITE HOLDING, INC.

         UNAUDITED INTERIM STATEMENT OF CONSOLIDATED FINANCIAL POSITION

                                                              AS OF       AS OF
                                                           DECEMBER 31,  JUNE 30,
                                                           ------------ ----------
                                                               1997        1998
                                                           ------------ ----------
                                                               (IN THOUSANDS)
                       ASSETS
Current assets
  Cash....................................................  $    2,278  $    4,161
  Accounts receivable (less allowance of $12,625 and
   $14,164)...............................................     122,427     137,544
  Advances to affiliate...................................     159,345     151,427
  Current deferred tax asset..............................      26,551      30,169
  Inventories.............................................       8,246       7,199
  Prepaid expenses........................................      11,557      14,381
                                                            ----------  ----------
    Total current assets..................................     330,404     344,881
                                                            ----------  ----------
Properties
  Cost....................................................     750,486     769,656
  Accumulated depreciation................................    (297,496)   (315,670)
                                                            ----------  ----------
    Properties--net.......................................     452,990     453,986
                                                            ----------  ----------
Other
  Goodwill--net...........................................     561,413     551,663
  Deferred tax asset......................................      32,029      28,914
  Other...................................................       3,403       3,709
                                                            ----------  ----------
    Total assets..........................................  $1,380,239  $1,383,153
                                                            ==========  ==========
           LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
  Accounts payable........................................  $   24,516  $   19,526
  Bank overdrafts.........................................       9,510       9,018
  Accrued wages and deductions............................      15,364      19,554
  Accrued vacation, benefits and employee savings plan....      41,621      45,401
  Accrued casualty costs..................................      22,100      23,491
  Interest payable........................................       1,744       1,980
  Income and other taxes..................................       9,446       4,046
  Lease due within one year...............................       3,139       2,916
  Retiree benefit obligation..............................      20,318      10,318
  Other current liabilities...............................      12,043      13,576
                                                            ----------  ----------
    Total current liabilities.............................     159,801     149,826
                                                            ----------  ----------
Other liabilities
  Lease due after one year................................       5,224       3,898
  Accrued casualty costs..................................      31,663      31,700
  Retiree benefit obligation..............................      73,550      85,645
                                                            ----------  ----------
    Total other liabilities...............................     110,437     121,243
                                                            ----------  ----------
Stockholder's equity
  Common stockholder's equity.............................   1,110,001   1,112,084
                                                            ----------  ----------
    Total liabilities and stockholder's equity............  $1,380,239  $1,383,153
                                                            ==========  ==========

     See notes to the unaudited interim consolidated financial statements.

                             OVERNITE HOLDING, INC.

             UNAUDITED INTERIM STATEMENT OF CONSOLIDATED CASH FLOWS

                                                            SIX MONTHS ENDED
                                                                JUNE 30,
                                                            ------------------
                                                              1997      1998
                                                            --------  --------
                                                             (IN THOUSANDS)
Cash from operations
Net income (loss).......................................... $ (1,470) $ 10,083
 Non-cash items included in net income (loss):
  Depreciation.............................................   21,107    22,821
  Amortization of goodwill.................................    9,750     9,750
  Deferred income taxes....................................    3,339      (505)
  Changes in assets and liabilities........................  (13,586)  (33,198)
  Other--net...............................................    6,734    18,083
                                                            --------  --------
Net cash provided by operations............................   25,874    27,034
                                                            --------  --------
Investing Activities
  Capital investments......................................   (9,444)  (26,101)
  Proceeds from sales of assets............................    7,679     3,073
                                                            --------  --------
Net cash used in investing activities......................   (1,765)  (23,028)
                                                            --------  --------
Financing Activities
  Dividends paid...........................................   (8,000)   (8,000)
  Repayment of debt........................................   (1,461)   (1,549)
  Advances from affiliate..................................   76,966    83,442
  Advances to affiliate....................................  (95,904)  (75,524)
  Bank overdrafts..........................................    1,922      (492)
                                                            --------  --------
Net cash used in financing activities......................  (26,477)   (2,123)
                                                            --------  --------
Net change in cash.........................................   (2,368)    1,883
Cash at beginning of period................................    3,842     2,278
                                                            --------  --------
Cash at end of period...................................... $  1,474  $  4,161
                                                            ========  ========
Supplemental cash flow information
  Income taxes paid........................................ $  5,313  $ 21,680
  Interest paid............................................      404       355


     See notes to the unaudited interim consolidated financial statements.

                             OVERNITE HOLDING, INC.

              UNAUDITED INTERIM STATEMENT OF STOCKHOLDER'S EQUITY

                                                   SIX MONTHS
                                                 ENDED JUNE 30,
                                              ----------------------
                                                 1997        1998
                                              ----------  ----------
                                                 (IN THOUSANDS)
Common stock, $10 par value (authorized 100
 shares)
  Balance at beginning of period............. $        1  $        1
  Balance at end of period...................          1           1
Paid-in surplus
  Balance at beginning of period.............  1,242,186   1,242,186
  Balance at end of period...................  1,242,186   1,242,186
Retained earnings
  Balance at beginning of period.............   (120,495)   (132,186)
  Net income (loss).............................  (1,470)     10,083
                                              ----------  ----------
    Total....................................   (121,965)   (122,103)
  Cash dividends declared....................     (8,000)     (8,000)
                                              ----------  ----------
  Balance at end of period...................   (129,965)   (130,103)
                                              ----------  ----------
    Total common stockholder's equity........ $1,112,222  $1,112,084
                                              ==========  ==========


     See notes to the unaudited interim consolidated financial statements.

                            OVERNITE HOLDING, INC.

         NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. RESPONSIBILITIES FOR FINANCIAL STATEMENTS

  The interim consolidated financial statements are unaudited and reflect all adjustments (consisting only of normal and recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto contained herein. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results for the entire year ending December 31, 1998.

2. FINANCIAL INSTRUMENTS

  The Company periodically uses derivative financial instruments to manage a portion of its risk to fluctuating fuel prices. The Company does not use derivatives for trading purposes. Where the Company has fixed fuel prices through the use of swaps, futures, or forward contracts, the Company has mitigated the downside risk of adverse price movements; however, it has also limited future gains from favorable movements. The Company has not been required to provide, nor has it received, any collateral relating to its hedging activity.

  The fair market values of the Company's derivative financial instrument positions at June 30, 1998 and 1997 were developed based on the present value of future cash flows.

  At June 30, 1998, the Company had hedged 42% of its remaining 1998 diesel fuel consumption at $0.51 per gallon on a Gulf Coast basis. The Company had outstanding swap agreements of $5.8 million, with gross and net liability positions of $1.3 million. Fuel hedging increased fuel expense in the first six months of 1998 by $1.6 million and had no impact on the first six months of 1997.

3. COMMITMENTS AND CONTINGENCIES

  There are various claims and lawsuits pending against the Company. The Company is also subject to Federal, state and local environmental laws and regulations, and is currently participating in the investigation and remediation of a number of sites. Where the remediation costs can be reasonably determined, and where such remediation is probable, the Company has recorded a liability.

  It is not possible at this time for the Company to fully determine the effect of all unasserted claims on its consolidated financial condition, results of operations or liquidity; however, to the extent possible, where unasserted claims can be estimated and where such claims are considered probable, the Company has recorded a liability. If all or a substantial portion of the labor law litigation were decided adversely to the Company, it could have a materially adverse effect on the Company's operating results. The Company does not expect that any other known lawsuits, claims, environmental costs, commitments or guarantees will have a material adverse effect on its consolidated financial condition or operating results.

  See note 9 to the Consolidated Financial Statements.

4. ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 130, "Reporting Comprehensive Income" (FAS 130), that is effective for all periods in 1998, including interim periods. The Company has adopted the provisions of FAS 130 effective January 1, 1998. The components of comprehensive income include, among other things, changes in the market value of futures contracts which qualify for hedge accounting and a net loss recognized as an additional pension liability but not yet recognized as net periodic pension cost. There is no impact from adopting FAS 130 for the six months ended June 30, 1998.

  In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133) that will be effective in 2000. Management has not yet determined the effect, if any, FAS 133 will have on the Company's financial statements but expects the effect to be minimal.

                             OVERNITE CORPORATION
             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

                     FOR THE YEAR ENDED DECEMBER 31, 1997

           AND FOR AND AS OF THE SIX MONTHS ENDED JUNE 30, 1998

  The unaudited pro forma consolidated financial statements are derived from the historical consolidated financial statements of Overnite Holding, Inc. and give effect to (x) the initial public offering (the "Offering") of the common stock of Overnite Corporation, and (y) the use of the proceeds therefrom to acquire (the "Acquisition") Overnite Transportation Company ("OTC") through the purchase of all the outstanding capital stock of its direct parent company, Overnite Holding, Inc., from Union Pacific Corporation ("UPC") as if such transactions had been consummated at the beginning of the respective periods presented, in the case of the pro forma statements of income, and at the date presented in the case of the pro forma statement of financial condition. As described in the accompanying notes, (i) the Acquisition will result in a new basis of accounting which will result in the assets and liabilities of the Company being recorded at fair value, the historical goodwill associated with UPC's acquisition of OTC being eliminated and new goodwill being recorded to reflect the excess of the purchase price over the fair value of the assets acquired, (ii) immediately prior to the Acquisition, the Company will borrow $105 million under a bank credit facility (the "Bank Credit Facility") to pay a portion of the purchase price, (iii) the Company will forgive $148 million of intercompany debt owed to the Company by UPC and
(iv) following the Acquisition, the Company will incur ongoing operating expenses and interest expenses in excess of the amounts reflected in the historical financial statements and will no longer receive interest income from UPC. If the Underwriters exercise their over-allotment option, the net proceeds to the Company therefrom will be used to reduce the indebtedness under the Bank Credit Facility.

  The pro forma information does not purport to reflect the results of operations that actually would have resulted had the Offering and the Acquisition occurred as of the dates indicated or to project the results of operations for any future period. The unaudited pro forma consolidated financial statements should be read in conjunction with the accompanying notes and the historical consolidated financial statements, including the notes thereto, of Overnite Holding, Inc. included elsewhere in this Prospectus. The pro forma adjustments for certain assets and liabilities are based on an allocation of preliminary estimates of fair value by management. Final amounts are not expected to materially differ from those presented herein.

                              OVERNITE CORPORATION
              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 1997 AND THE SIX MONTHS ENDED JUNE 30, 1998

                                     YEAR ENDED DECEMBER 31, 1997
                                   ---------------------------------------
                                               PRO FORMA
                                   HISTORICAL ADJUSTMENTS       PRO FORMA
                                   ---------- -----------       ----------
                                              (IN THOUSANDS)
Operating revenue.................  $945,968                      $945,968
Operating expenses
  Salaries, wages and benefits....   572,381   $  1,161 (a)        573,542
  Supplies and expenses...........   109,922                       109,922
  Operating taxes.................    41,091                        41,091
  Claims and insurance............    30,291                        30,291
  Rents and purchased
   transportation.................    75,632                        75,632
  Communications and utilities....    17,497                        17,497
  Depreciation....................    42,516                        42,516
  Amortization of goodwill........    19,500    (19,500)(b)
                                                  4,351 (c)          4,351
  Other expenses..................    26,826      5,089 (a)         31,915
                                                                  --------
                                    --------   --------
    Total operating expenses......   935,656     (8,899)           926,757
                                                                  --------
                                    --------   --------
Operating income..................    10,312      8,899             19,211
Intercompany interest income......    11,378    (11,378)(d)
Interest expense..................     1,774      6,825 (e)(i)       8,849
                                                    250 (a)
Other income......................         2                             2
                                                                  --------
                                    --------   --------
Income before income taxes........    19,918     (9,554)            10,364
Income taxes......................    15,609    (10,750)(f)          4,859
                                                                  --------
                                    --------   --------
Net income........................  $  4,309   $  1,196 (i)       $  5,505
                                    ========   ========           ========
Pro forma income per share
  Basic...........................                                $    .16
  Diluted.........................                                $    .16
Pro forma weighted average number
 of shares
  Basic...........................                              33,600,000
  Common stock equivalents........                                  82,680
  Diluted.........................                              33,682,680
                                      SIX MONTHS ENDED JUNE 30, 1998
                                   -------------------------------------------
                                               PRO FORMA
                                   HISTORICAL ADJUSTMENTS       PRO FORMA
                                   ---------- -----------       ----------
Operating revenue.................  $519,316                      $519,316
Operating expenses
  Salaries, wages and benefits....   313,040   $    581 (a)        313,621
  Supplies and expenses...........    57,303                        57,303
  Operating taxes.................    22,010                        22,010
  Claims and insurance............    15,836                        15,836
  Rents and purchased
   transportation.................    42,472                        42,472
  Communications and utilities....     9,054                         9,054
  Depreciation....................    22,821                        22,821
  Amortization of goodwill........     9,750     (9,750)(b)
                                                  2,176 (c)          2,176
  Other expenses..................    10,884      2,544 (a)         13,428
                                                                  --------
                                    --------   --------
    Total operating expenses......   503,170     (4,449)           498,721
                                                                  --------
                                    --------   --------
Operating income..................    16,146      4,449             20,595
Intercompany interest income......     6,067     (6,067)(d)
Interest expense..................       727      3,413 (e)(i)       4,265
                                                    125 (a)
Other income......................       463                           463
                                                                  --------
                                    --------   --------
Income before income taxes........    21,949     (5,156)            16,793
Income taxes......................    11,866     (5,515)(f)          6,351
                                                                  --------
                                    --------   --------
Net income........................  $ 10,083   $    359 (i)       $ 10,442
                                    ========   ========           ========
Pro forma income per share
  Basic...........................                                $    .31
  Diluted.........................                                $    .31
Pro forma weighted average number
 of shares
  Basic...........................                              33,600,000
  Common stock equivalents........                                  82,680
  Diluted.........................                              33,682,680

  See the notes to the unaudited pro forma consolidated financial statements.

                              OVERNITE CORPORATION

        UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

                                               AS OF JUNE 30, 1998
                                         ---------------------------------------
                                                      PRO FORMA
                                         HISTORICAL  ADJUSTMENTS       PRO FORMA
                                         ----------  -----------       ---------
                                                  (IN THOUSANDS)
                ASSETS
Current assets
 Cash and temporary investments........  $    4,161                    $  4,161
 Accounts receivable...................     137,544                     137,544
 Advances from affiliate...............     151,427   $(148,068)(d)       3,359
 Current deferred tax asset............      30,169     (30,169)(c)(g)       --
 Inventories...........................       7,199                       7,199
 Prepaid expenses......................      14,381                      14,381
                                         ----------   ---------        --------
  Total current assets.................     344,881    (178,237)        166,644
                                         ----------   ---------        --------
Properties
 Cost..................................     769,656    (290,670)(h)     478,986
 Accumulated depreciation..............    (315,670)    315,670 (h)          --
                                         ----------   ---------        --------
                                            453,986      25,000         478,986
                                         ----------   ---------        --------
Other
 Goodwill--net.........................     551,663    (551,663)(b)          --
                                                        174,025 (c)     174,025
 Deferred tax asset....................      28,914     (28,914)(c)(g)       --
 Other.................................       3,709                       3,709
                                         ----------   ---------        --------
  Total assets.........................  $1,383,153   $(559,789)       $823,364
                                         ==========   =========        ========
 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
 Accounts payable......................  $   19,526                    $ 19,526
 Bank overdrafts.......................       9,018                       9,018
 Accrued wages and deductions..........      19,554                      19,554
 Accrued vacation, benefits and em-
  ployee savings plan..................      45,401                      45,401
 Accrued casualty costs................      23,491                      23,491
 Interest payable......................       1,980                       1,980
 Income and other taxes................       4,046                       4,046
 Debt due within one year..............       2,916                       2,916
 Current retiree benefit obligations...      10,318                      10,318
 Other current liabilities.............      13,576                      13,576
                                         ----------                    --------
  Total current liabilities............     149,826                     149,826
                                         ----------                    --------
Other liabilities
 Debt due after one year...............       3,898   $ 105,000(e)(i)   108,898
 Other tax reserves....................                  35,000 (c)(g)   35,000
 Accrued casualty costs................      31,700                      31,700
 Retiree benefit obligation............      85,645                      85,645
                                         ----------   ---------        --------
  Total other liabilities..............     121,243     140,000         261,243
                                         ----------   ---------        --------
Stockholders' equity
 Stockholders' equity..................   1,112,084    (148,068)(d)
                                                        (59,083)(c)(g)
                                                        (35,000)(c)(g)
                                                       (551,663)(c)
                                                         25,000 (c)
                                                       (105,000)(c)(e)  412,295
                                                        174,025 (c)
                                         ----------   ---------        --------
  Total liabilities and stockholders'
   equity..............................  $1,383,153   $(559,789)       $823,364
                                         ==========   =========        ========

    See the notes to unaudited pro forma consolidated financial statements.

                             OVERNITE CORPORATION
        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(a) The adjustments reflect management's estimate of additional administrative and third-party costs that the Company will incur as a result of becoming a stand-alone public company. The costs include certain administrative costs for services currently performed for the Company by UPC such as cash management, internal audit and information technology, and incremental costs the Company will incur, including SEC compliance, corporate secretary, shareholder relations, and outside director costs. The Company estimates these costs will increase expenses by $6.5 million per year.

(b) The change of ownership in the Company from the Offering will result in a new basis of accounting, and the assets and liabilities will be recorded at fair value. The adjustments reflect the elimination of historical goodwill and its amortization. New goodwill will be recorded equal to the excess of the purchase price over fair value of the assets acquired. Amortization of goodwill is recorded over 40 years on a straight-line basis. The Company regularly assesses the recoverability of its intangible assets through a review of undiscounted cash flows and fair values of those assets. See note (h).

(c) New basis of accounting for the Company is estimated to result in the following goodwill and amortization (in thousands):

      Existing stockholder's equity................................. $1,112,084
      Dividend intercompany balance.................................   (148,068)
      Remove existing other tax assets..............................    (59,083)
      Restore other tax reserves....................................    (35,000)
      Remove existing goodwill......................................   (551,663)
      Estimated increase in fair value of fixed assets..............     25,000
      Long-term debt................................................   (105,000)
                                                                     ----------
        Restated equity.............................................    238,270
      Net cash proceeds from IPO....................................    412,295
                                                                     ----------
        New goodwill................................................    174,025
                                                                     ==========
      Annual amortization over 40 years.............................      4,351
                                                                     ----------

(d) Immediately prior to the Acquisition, the Company will declare a dividend to UPC of $148 million of its intercompany receivable from UPC. As a result, the Company will not receive interest income from this receivable after the Offering. The adjustments reflect (i) such dividend payment, and
    (ii) the elimination of intercompany interest.

(e) Prior to the Acquisition, the Company will borrow $105 million under its bank credit facility (the "Bank Credit Facility") and will pay the proceeds to UPC as part of the purchase price. As a result the Company will incur additional annual interest expense of approximately $6.8 million. For purposes of these unaudited pro forma consolidated financial statements, the Company has assumed an interest rate of 6.5%. The adjustments reflect the above borrowing and interest expense.

(f) Income taxes have been computed using a 37% tax rate on all pro forma adjustments except historical goodwill amortization, which is amortized net of tax. After the Acquisition, goodwill amortization will affect tax expense because the Company and UPC will make tax elections to adjust depreciable and amortizable basis to reflect the purchase price.

(g) The adjustments reflect the elimination of all current and long-term net deferred tax assets associated with historical temporary differences, based upon the assumption that available tax elections are made that allow for restatement of assets and liabilities to fair value for tax purposes. The other tax liability represents provision for Federal and state income tax and interest for tax issues partially settled or under examination in prior years. This amount has been reclassified as a long-term liability.

(h) The Company revalued its fixed asset base as part of the new basis of accounting opening adjustments. The new values are based on management's preliminary estimates of the fair values of the service centers and

                         OVERNITE HOLDING INCORPORATED
    other equipment and are subject to change. The adjustments reflect a net increase in the carrying values of fixed assets as a result of the elimination of the historical cost and accumulated depreciation and (ii) the recording of the assets at their respective fair values. See note (b).

(i) If the Underwriters' over-allotment option is exercised, the net proceeds will be used to reduce indebtedness under the Bank Credit Facility. If such option is exercised in full, (i) the amount of indebtedness under the Bank Credit Facility would be reduced by $41.4 million, (ii) the amount of interest expense associated with the Bank Credit Facility would be reduced by $2.7 million for 1997 and $1.3 million for the six months ended June 30, 1998 (based on an assumed interest rate of 6.5% per annum) and (iii) net income would be increased by $1.7 million for 1997 and $.8 million for the six months ended June 30, 1998.

                        [LOGO OF OVERNITE CORPORATION](R)

              [ALTERNATE COVER PAGE FOR INTERNATIONAL PROSPECTUS]

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS (Subject to Completion)

Issued July 13, 1998
                             33,600,000 Shares
                       [LOGO OF OVERNITE CORPORATION](R)

                                  COMMON STOCK
                                  ----------

OF THE 33,600,000  SHARES OF COMMON STOCK OFFERED HEREBY,  6,720,000 SHARES ARE
BEING   OFFERED  INITIALLY  OUTSIDE  THE  UNITED  STATES  AND  CANADA  BY   THE
 INTERNATIONAL UNDERWRITERS AND 26,880,000  SHARES ARE BEING OFFERED INITIALLY
 IN   THE  UNITED   STATES  AND   CANADA   BY  THE   U.S.  UNDERWRITERS.   SEE
  "UNDERWRITERS." ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. THE NET PROCEEDS FROM THE OFFERING WILL BE USED BY
   THE COMPANY (I) TOGETHER WITH BORROWINGS UNDER A BANK CREDIT FACILITY, TO PURCHASE INDIRECTLY FROM UNION PACIFIC CORPORATION ("UPC") ALL OF THE OUTSTANDING SHARES OF COMMON STOCK OF OVERNITE TRANSPORTATION COMPANY
    AND (II) TO THE EXTENT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS EXERCISED, TO REPAY A PORTION OF THE INDEBTEDNESS UNDER SUCH FACILITY.
     PRIOR TO THE OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL
      PUBLIC OFFERING PRICE PER SHARE WILL BE BETWEEN $12 AND $14. SEE "UNDERWRITERS" FOR A DISCUSSION OF THE FACTORS TO BE CONSIDERED IN
              DETERMINING THE INITIAL PUBLIC OFFERING PRICE.
                                  ----------

 THE COMMON STOCK HAS BEEN APPROVED FOR QUOTATION ON THE NASDAQ NATIONAL MARKET
                      SYSTEM UNDER THE SYMBOL "OVNT."
                                  ----------

     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR INFORMATION THAT SHOULD BE
                   CONSIDERED BY PROSPECTIVE INVESTORS.
                                  ----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED   UPON   THE   ACCURACY    OR   ADEQUACY   OF   THIS   PROSPECTUS.
   ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                  ----------
                               PRICE $   A SHARE
                                  ----------

                                                       UNDERWRITING
                                             PRICE TO DISCOUNTS AND  PROCEEDS TO
                                              PUBLIC  COMMISSIONS(1) COMPANY(2)
                                             -------- -------------- -----------
Per Share...................................    $           $            $
Total (3)...................................  $           $             $

-----
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(2) Before deducting certain expenses payable by the Company estimated at $1,570,000. Certain other expenses of the Offering will be paid by UPC.

(3) The Company has granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 3,360,000 additional shares of Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to the
    Company will be $  , $   and $  , respectively. See "Underwriters."
                                  ----------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Cravath, Swaine & Moore, counsel for the Underwriters. It is expected that delivery of the Shares will be made on or about August , 1998, at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                                  ----------

MORGAN STANLEY DEAN WITTER
                 CREDIT SUISSE FIRST BOSTON
                               DONALDSON, LUFKIN & JENRETTE
                                       International
                                                     MERRILL LYNCH INTERNATIONAL

      , 1998

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The estimated expenses* in connection with the Offerings are as follows:

     Securities and Exchange Commission registration fee............ $  189,655
     NASD filing fee................................................     30,500
     Nasdaq listing fee.............................................     95,000
     Legal fees.....................................................    120,000
     Accounting fees................................................    250,000
     Printing, engraving and postage expenses.......................    328,000
     Miscellaneous..................................................     30,000
     Bank financing fees (upfront, legal, etc.).....................    780,000
                                                                     ----------
       Total........................................................ $1,823,155
                                                                     ==========

    --------
     * UPC has agreed to pay all accounting fees and the Company will pay all other expenses of the Offering.

  The amounts set forth above are estimates except for the SEC registration fee and the NASD filing fees.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Directors and officers of the Company may be indemnified against liabilities, fines, penalties and claims imposed upon or asserted against them as provided in the Virginia Stock Corporation Act and the Company's Articles of Incorporation. Such indemnification covers all costs and expenses reasonably incurred by a director or officer. The Board of Directors, by a majority vote of a quorum of disinterested directors or, under certain circumstances, independent counsel appointed by the Board of Directors, must determine that the director or officer seeking indemnification was not guilty of willful misconduct or a knowing violation of the criminal law. In addition, the Virginia Stock Corporation Act and the Company's Articles of Incorporation eliminate the liability of directors and officers in a shareholder or derivative proceeding under certain circumstances.

  If the person involved is not a director or officer of the Company, the Board of Directors may cause the Company to indemnify to the same extent allowed for directors and officers of the Company such person who was or is a party to a proceeding, by reason of the fact that he is or was an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

  The Company has in effect a policy insuring the directors and officers of the Company against losses which they or any of them shall become legally obligated to pay by reason of any actual or alleged error or misstatement or misleading statement or act or omission or neglect or breach of duty by the directors and officers in the discharge of their duties, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers, such insurance coverage being limited by the specific terms and provisions of the insurance policy.

  Pursuant to the Underwriting Agreement, in the form filed as an exhibit to the Registration Statement, any Underwriters under the Underwriting Agreement will agree to indemnify the registrant's directors and officers and persons controlling the registrant within the meaning of the Securities Act of 1933 against certain liabilities that might arise out of or are based upon certain information furnished to the registrant by any such indemnifying party.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  The registrant has not sold unregistered securities in the three years prior to the effective date of this Registration Statement.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (A) Exhibits

     EXHIBIT
     NUMBER                     DESCRIPTION OF EXHIBIT
     -------                    ----------------------
      1.1    Form of Underwriting Agreement to be entered into among the
              Company, Union Pacific and the Underwriters*
      3.1    Company's Articles of Incorporation**
      3.2    Company's Bylaws**
      4.1    Specimen of Common Stock Certificate*
      5      Opinion of Hunton & Williams with respect to legality*
     10.1    Company's Executive and Management Incentive Plan*
     10.2    Company's Stock Compensation Plan*
     10.3    Stock Purchase and Indemnification Agreement*
     10.4    Services Agreement*
     10.5    Tax Allocation Agreement*
     10.6    Computer and Information Technology Agreement*
     10.7    Pension Plan Agreement*
     11      Computation of earnings per share*
     21      Subsidiaries of the Registrant**
     23.1    Consent of Deloitte & Touche LLP
     23.2    Consent of Hunton & Williams (included in Exhibit 5)*
     24      Power of attorney (included on Page II-4)**
     27      Financial Data Schedule**

--------
 * To be filed by amendment
** Previously filed

  (B) Financial statement schedules

ITEM 17. UNDERTAKINGS

  (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (b) The registrant hereby undertakes that:

    (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

    (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) The undersigned registrant undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF RICHMOND, COMMONWEALTH OF VIRGINIA ON JULY 13, 1998.

                                         Overnite Corporation
                                         (Registrant)

                                                  /s/ Patrick D. Hanley
                                         By: __________________________________
                                                   PATRICK D. HANLEY
                                              SENIOR VICE PRESIDENT, CHIEF
                                             FINANCIAL OFFICER AND DIRECTOR

             SIGNATURE                       TITLE                 DATE
                                      Chairman of the
               *                       Board of               July 13, 1998
------------------------------------   Directors, Chief
            LEO H. SUGGS               Executive Officer
                                       and President
                                      (Principal
                                       Executive Officer)

                                      Senior Vice
               *                       President, Chief       July 13, 1998
------------------------------------   Financial Officer
         PATRICK D. HANLEY             and Director
                                      (Principal
                                       Financial and
                                       Accounting
                                       Officer)

                                      Senior Vice
               *                       President--            July 13, 1998
------------------------------------   Operations and
        GORDON S. MACKENZIE            Director

                                      Senior Vice
                                       President--            July 13, 1998
------------------------------------   Marketing and
            JOHN W. FAIN               Sales and Director

   * By  /s/ David M. Carter                                  July 13, 1998
------------------------------------
            DAVID M. CARTER
            ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

     EXHIBIT
     NUMBER                     DESCRIPTION OF EXHIBIT
     -------                    ----------------------
      1.1    Form of Underwriting Agreement to be entered into among the
              Company, Union Pacific and the Underwriters*
      3.1    Company's Articles of Incorporation**
      3.2    Company's Bylaws**
      4.1    Specimen of Common Stock Certificate*
      5      Opinion of Hunton & Williams with respect to legality*
     10.1    Company's Executive and Management Incentive Plan*
     10.2    Company's Stock Compensation Plan*
     10.3    Stock Purchase and Indemnification Agreement*
     10.4    Services Agreement*
     10.5    Tax Allocation Agreement*
     10.6    Computer and Information Technology Agreement*
     10.7    Pension Plan Agreement*
     11      Computation of earnings per share*
     21      Subsidiaries of the Registrant**
     23.1    Consent of Deloitte & Touche LLP
     23.2    Consent of Hunton & Williams (included in Exhibit 5)*
     24      Power of attorney (included on Page II-4)**
     27      Financial Data Schedule**

--------
 *To be filed by amendment
**Previously filed